Exhibit 99.1

Notice of Annual General and Special Meeting of Shareholders and of Availability of Proxy Materials

Notice is hereby given that the annual general and special meeting of shareholders (the “Meeting”) of Alithya Group inc. (the “Company”) will be held as a virtual meeting on Wednesday, September 15, 2021 at 10:00 a.m. (Eastern Daylight Time) for the purposes of:

ITEMS OF BUSINESS		FOR MORE DETAILS, PLEASE REFER TO

1	Receiving the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2021 and the auditor’s report thereon (the “Annual Financial Statements”);	Section entitled “Business of the Meeting – Financial Statements” of the management information circular dated July 19, 2021 (the “Information Circular”).
2	Electing the directors of the Company;	Sections entitled “Business of the Meeting – Election of Directors” and “Nominees for Election to the Board” of the Information Circular.
3	Appointing the auditor for the year ending March 31, 2022 and authorizing the Board of Directors to fix the auditor’s remuneration;	Section entitled “Business of the Meeting – Appointment of the Auditor” of the Information Circular.
4

Considering, and, if deemed advisable, adopting an ordinary resolution to approve the unallocated awards under the Company’s Long Term Incentive Plan, as more fully described in the Information Circular;

Section entitled “Business of the Meeting – Approval of the Unallocated Awards under the Company’s Long Term Incentive Plan” and Schedule D of the Information Circular.
5

Considering, and, if deemed advisable, adopting an ordinary resolution to approve the amendment and restatement of Pre-IPO Alithya’s Stock Option Plan, as more fully described in the Information Circular; and

Section entitled “Business of the Meeting – Approval of the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan” and Schedule E of the Information Circular.

6	Considering such other business that may properly come before the Meeting or any adjournment or postponement thereof.	Section entitled “Business of the Meeting – Other Business” of the Information Circular.

The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and forms an integral part of this notice. The Board of Directors has fixed July 19, 2021 as the record date for the determination of the shareholders entitled to receive notice of the Meeting and vote at the Meeting. The Company will be holding the Meeting virtually via a live audio webcast available online at https://web.lumiagm.com/459224608, where all shareholders regardless of geographic location will have an equal opportunity to participate and vote.

Notice-and-Access

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver the Information Circular prepared in connection with the Meeting and the Annual Financial Statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of the Information Circular and the Annual Financial Statements, these are posted online for the Company’s shareholders to access them, which reduces mailing and printing costs, and is more environmentally friendly. Shareholders will therefore receive by mail (i) this notice, which explains how to access the Information Circular and the Annual Financial Statements electronically, and request paper copies, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders), with instructions on how to vote, and (iii) an additional document explaining how to attend and vote at the Meeting (the “Virtual Meeting User Guide”). Shareholders who have signed up for electronic delivery of Meeting materials will, however, receive them by email.

How to Access the Information Circular and Annual Financial Statements

The Information Circular and Annual Financial Statements and other meeting materials are available on our website at investors.alithya.com, on the website of our transfer agent, AST Trust Company (Canada) (“AST”), at www.meetingdocuments.com/astca/ALYA, as well as on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

How to Request Paper Copies

Shareholders may request paper copies of the Information Circular and Annual Financial Statements at no cost.

Before the Meeting, shareholders may request paper copies on the website of AST at www.meetingdocuments.com/astca/ALYA or by contacting AST at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. The Information Circular and/or Annual Financial Statements, as applicable, will be sent within three business days of receipt of the request. To receive a paper copy of the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 13, 2021, requests must be received by no later than 10:00 a.m. (Eastern Daylight Time) on September 1, 2021. Shareholders who request paper copies of these documents will not receive a new form of proxy or VIF and should therefore keep the form sent to them in order to vote their shares.

After the Meeting, requests for paper copies may be made by email at investorrelations@alithya.com, by mail at Investor Relations, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, or by phone at 1-844-985-5552. Paper copies of the documents will be sent within ten business days of receipt of the request.

ALITHYA  |  Notice of Meeting and of Availability of Materials       II

How to Vote

Shareholders may vote prior to the Meeting or at the Meeting. It is however recommended that shareholders vote prior to the Meeting using all forms of proxy or VIFs received even if they intend to attend the Meeting. Shareholders should read the Information Circular and other Meeting materials before voting and refer to the instructions on their form of proxy or VIF and in the Information Circular for details on how to vote. Voting instructions must be received by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 13, 2021 (or if the Meeting is adjourned or postponed, by 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting).

How to Attend the Meeting

The Meeting will be held virtually via a live audio webcast available online at https://web.lumiagm.com/459224608 and will be open to all shareholders as well as to the general public, except that only registered shareholders and duly appointed and registered proxyholders will have the opportunity to vote and ask questions. The process to attend the Meeting is different for registered shareholders and non-registered shareholders. Please refer to the information contained in this notice, the Information Circular and the Virtual Meeting User Guide. It is recommended to undertake all required steps at least one week before the Meeting and to join the Meeting at least 15 minutes before it begins to avoid missing the beginning due to technical difficulties.

REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Form of Proxy” or an email directed to registered shareholders from AST are registered shareholders. To attend the Meeting, registered shareholders may visit https://web.lumiagm.com/459224608 on the day of the Meeting, select the option “Shareholders” and enter the 13-digit control number that appears on their form of proxy or in the email they received, as their control number, and “ALYA2021” (case sensitive) as their password.

Registered shareholders who appointed someone other than the persons named by management as their proxyholder to represent them at the Meeting must, after having submitted their proxy, either contact or have their proxyholder contact AST by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form at https://lp.astfinancial.com/ControlNumber, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 to register them by providing an email address at which AST will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

NON-REGISTERED SHAREHOLDERS

Shareholders who received a form entitled “Voting Instruction Form” from AST or their intermediary or an email requesting voting instructions from their intermediary and shareholders who participate in the Company’s Employee Share Purchase Plan (“ESPP Participants”) are non-registered shareholders. Non-registered shareholders are shareholders whose shares are registered in the name of their intermediary (such as a securities broker or a financial institution) which holds them on their behalf. Because the Company and AST do not typically have a record of such shareholders, and, as a result, of their entitlement to vote, non-registered shareholders who wish to vote and ask questions at the Meeting or appoint someone else to do so must follow the following two steps:

Step 1: Submit their voting instructions and appoint themselves or someone else as their proxyholder by mail, internet, fax or email by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 or such earlier deadline their intermediary may fix. Voting by phone is not recommended as it is not possible to appoint someone other than the persons named by management by phone.

Important Note: U.S. non-registered shareholders who are not ESPP Participants may not appoint someone other than the persons named by management and must contact their intermediary to obtain a legal proxy form to appoint themselves or someone else as their proxyholder. Legal proxy forms must be received by AST by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021.

Step 2: Once their voting instructions or legal proxy form has been submitted, non-registered shareholders or their proxyholder must contact AST by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form at https://lp.astfinancial.com/ControlNumber, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 to register by providing an email address at which AST will send a 13-digit proxyholder control number 24 to 48 hours before the Meeting.

Once these steps are completed and a proxyholder control number has been received, non-registered shareholders or their proxyholder will be able to attend the Meeting at https://web.lumiagm.com/459224608 by selecting the option “Shareholders” and entering their proxyholder control number as their control number and “ALYA2021” (case sensitive) as their password. Without a proxyholder control number, non-registered shareholders and their proxyholders will only be able to attend the Meeting by selecting the option “Guests”, which will not entitle them to vote or ask questions. Non-registered shareholders who do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 will not be able to obtain a proxyholder control number. The control number appearing on their VIF is NOT a proxyholder control number and may therefore not be used to attend the Meeting.

Questions

For questions about “Notice-and-Access” or for assistance to vote, shareholders may contact AST by phone at 1-800-387-0825 or by email at inquiries@astfinancial.com or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable.

Montréal, Québec

July 19, 2021

By Order of the Board of Directors,

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

ALITHYA  |  Notice of Meeting and of Availability of Materials       III

Letter to Shareholders

Dear Shareholders,

On behalf of the Board of Directors (the “Board”) and management of Alithya Group inc. (“Alithya” or “Company”), we invite you to attend Alithya’s 2021 annual meeting of shareholders (the “Meeting”).

During our 2021 fiscal year, despite the instability, uncertainty and challenges caused by the ongoing pandemic, Alithya’s management and professionals demonstrated resilience and agility by swiftly adapting to the new reality of remote work environments and continuing to assist our customers without material disruptions. Their collective efforts involved quick, and sometimes difficult, decisions to safeguard the interests of all our stakeholders. By staying the course, not only did they protect our people and our business, but they also successfully executed strategic opportunities. Our acquisition of R3D Consulting Inc., announced on March 24, 2021 (“R3D Acquisition”), solidifies Alithya’s leadership position in Québec and adds expertise to service the insurance, telecommunications, and public sector markets. Bolstered by organic growth and sequential performance improvements from prior acquisitions, our revenues increased by 10.1% in Canada, where the U.S. operations experienced sequential growth from the third to the fourth quarter. We are proud of our organization’s achievements during fiscal 2021, strategically positioning Alithya to begin fiscal 2022 with new long-term clients which will generate guaranteed revenues over 10 years.

We would like to welcome our new Board nominees, Ms. Mélissa Gilbert and Mr. Pierre Karl Péladeau. They come to us with extensive business, strategic planning and finance experience. The Board looks forward to their contribution to Alithya’s continued expansion into key markets such as insurance and telecommunications. We also want to take this opportunity to warmly thank Mr. Frederick DiSanto, who is not standing for re-election at the Meeting, for his outstanding contribution, U.S. market perspectives and oversight of Alithya’s successful integration of Edgewater Technology.

Again this year, to eliminate any health risks, we will hold our Meeting via a live audio webcast available online at: https://web.lumiagm.com/459224608, where all shareholders will have an equal opportunity to participate and vote.

This management information circular describes the business to be conducted at the Meeting and provides information on executive compensation and Alithya’s environmental, social and governance practices. In addition to these items, we will discuss highlights of our fiscal 2021 performance and our strategic plan. Of note, in keeping with good governance to periodically rotate this function, we propose to appoint KPMG LLP as auditor, to succeed to Raymond Chabot Grant Thornton LLP, which has served as the Company’s auditor since the Company became public on November 1, 2018, and, before that, as the auditor of Alithya (pre-IPO) since 2012. Also, you are asked to approve the unallocated awards under the Company’s Long Term Incentive Plan, as required every three years per the TSX rules, as well the amendment of the Alithya (pre-IPO)’s stock option plan. We believe that long-term incentive awards form an essential part of our executive remuneration program to ensure sustainable value creation for our shareholders.

Finally, this information circular will provide you with details about the ESG framework being developed by Alithya. The Board of directors recognizes that environmental, social and corporate governance responsibility is a key priority for our stakeholders, and it is putting in place measures to ensure that the Company is well positioned to play its part as a leader. Our commitment to achieving that goal is reflected in our diversity and inclusion initiatives, including an unconscious bias training program, an internal Women in Leadership program, and continued progression towards Parity Certification by the Women in Governance program.

Whether or not you plan to attend the Meeting, we encourage you to review the enclosed information, consider the resolutions put forward and to express your vote via the internet or by completing the enclosed proxy or voting instruction forms and returning them in the envelope provided for this purpose. This information circular gives you details about all the items for consideration and, on page 3, how to vote.

Finally, we would like to thank you for your steadfast confidence and support. We look forward to your virtual attendance at this year’s Meeting.

Sincerely,

Pierre Turcotte	Paul Raymond
Chair of the Board	President and
Chief Executive Officer

ALITHYA  |  Letter to Shareholders       IV

Table of Contents

GENERAL INFORMATION	2

Notice-and-Access	2

General Proxy Matters and Virtual Meeting Matters	3
Who Can Vote	3
How to Vote	3
How to Complete your Form and How Your Shares Will Be Voted	5
Voting at the Meeting	5
Changing your Vote	6
Rules of Conduct at the Meeting	6

Additional Information	7
Proxy Solicitation	7
Transfer Agent	7
Authorized Share Capital	7
Principal Shareholders	8

BUSINESS OF THE MEETING	9

Financial Statements	9
Election of Directors	9
Appointment of the Auditor	9
Approval of the Unallocated Awards under the Company’s Long Term Incentive Plan	10
Approval of the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan	10
Other Business	12

NOMINEES FOR ELECTION TO THE BOARD	13

Description of the Nominee Directors	13

Board and Committee Attendance	17

Board Skills Matrix	17

DIRECTOR COMPENSATION	18

Structure of Compensation	18

Director Compensation Table	19

Incentive Plan Awards - Outstanding Awards	19

Incentive Plan Awards – Value Vested or Earned During the Year	20

Director Share Ownership Requirement	20

STATEMENT OF CORPORATE GOVERNANCE PRACTICES	22

Board of Directors	22
Mandate of the Board	22
Composition of the Board	22
Nomination to the Board	24
Committees’ Mandates and Membership	25
Board Renewal	27
Director Orientation and Continuing Education	28
Talent Management and Succession Planning	29

Shareholder Engagement	29

Environmental, Social and Governance	30

Our People	30
Diversity & Inclusion	30
Community	30
Planet	30
Governance	30

Ethical Business Conduct	31
Code of Business Conduct	31
Related Party Transactions	31
Insider Trading Policy	31
Disclosure Policy	31
Clawback Policy	32

COMPENSATION DISCUSSION AND ANALYSIS	33

Letter from the Chair of the Human Capital and Compensation Committee	33

Executive Compensation Program	34
Named Executive Officers	34
Executive Compensation Approach	34
Compensation Review Process	35
Executive Compensation Description	36
Compensation of the NEOs	39
Incentive Plan Awards Held and Vested	40
Performance Graph	42
Long Term Incentive Plan	43
Employment Arrangements of the NEOs	44

OTHER INFORMATION	47

Indebtedness of Directors and Executive Officers	47
Interest of Informed Persons and Others in Material Transactions	47
Shareholder Proposals	47
Availability of Documents	47
Approval	47

SCHEDULE A | LONG TERM INCENTIVE PLAN AND SHARE PURCHASE PLAN DESCRIPTION	48

SCHEDULE B | MANDATE OF THE BOARD	52

SCHEDULE C | MANDATE OF THE AUDIT AND RISK MANAGEMENT COMMITTEE	54

SCHEDULE D | PROPOSED SHAREHOLDERS’ ORDINARY RESOLUTION TO APPROVE THE UNALLOCATED AWARDS UNDER THE COMPANY’S LONG TERM INCENTIVE PLAN	60

SCHEDULE E | PROPOSED SHAREHOLDERS’ ORDINARY RESOLUTION TO APPROVE THE AMENDMENT AND RESTATEMENT OF PRE-IPO ALITHYA’S STOCK OPTION PLAN	61

SCHEDULE F | CHANGE OF AUDITOR REPORTING PACKAGE	62

ALITHYA  |  Table of Contents       i

General Information

This management information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by the management of Alithya Group inc. for use at its annual general and special meeting of shareholders which will be held virtually on Wednesday, September 15, 2021, at 10:00 a.m. (Eastern Daylight Time), for the purposes set forth in the foregoing Notice of Meeting, or at any adjournment or postponement thereof (the “Meeting”).

The record date for determination of shareholders entitled to receive notice of, and to vote at, the Meeting is July 19, 2021 (the “Record Date”).

In this document “you” and “your” refer to the shareholders of Alithya Group inc. and “Alithya”, the “Company”, “we”, “us”, or “our” refer to Alithya Group inc. (and, where the context so requires, Alithya Group inc. and its subsidiaries).

The information provided in this Information Circular that relates to financial information is provided as at March 31, 2021. Except as otherwise stated, all other information is provided as at July 19, 2021 and all dollar amounts shown are in Canadian dollars.

NOTICE-AND-ACCESS

As permitted under Canadian securities rules, management is using “Notice-and-Access” to deliver this Information Circular and the annual financial statements to both registered and non-registered shareholders. This means that instead of mailing paper copies of this Information Circular to shareholders holding Class A subordinate voting shares (“subordinate voting shares”) or Class B multiple voting shares (“multiple voting shares” and, collectively with the subordinate voting shares, the “Shares”) as of the Record Date, this Information Circular is being posted online for shareholders to access it electronically, which reduces printing and mailing costs and is more environmentally friendly as it reduces paper use. Shareholders will therefore receive by mail (i) a notice explaining how to electronically access the Information Circular and the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2021 and the auditor’s report thereon (the “Annual Financial Statements”), how to request paper copies thereof, and how to vote and/or attend the Meeting, (ii) a form of proxy (for registered shareholders) or a voting instruction form (“VIF”) (for non-registered shareholders) with instructions on how to vote, and (iii) a document explaining how to attend the Meeting. Shareholders who have already signed up for electronic delivery of Meeting materials will, however, continue to receive them by email. Non-registered shareholders are either objecting beneficial owners who object that intermediaries disclose information about their ownership in the Company, or non-objecting beneficial owners who do not object to such disclosure. Alithya is sending proxy-related materials directly to registered shareholders and non-registered shareholders who are non-objecting beneficial owners and is paying for intermediaries to deliver such materials to non-registered shareholders who are objecting beneficial owners.

HOW TO ACCESS THE INFORMATION CIRCULAR AND THE ANNUAL FINANCIAL STATEMENTS ELECTRONICALLY

This Information Circular and the Annual Financial Statements are available on our website at investors.alithya.com, on the website of our transfer agent, AST Trust Company (Canada) (“AST”) at www.meetingdocuments.com/astca/ALYA, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

HOW TO REQUEST A PAPER COPY OF THE INFORMATION CIRCULAR AND ANNUAL FINANCIAL STATEMENTS

You may request a paper copy of the Information Circular and the Annual Financial Statements at no cost up to one year from the date the Information Circular was filed on SEDAR and EDGAR.

Before the Meeting, shareholders may request paper copies of the Information Circular and the Annual Financial Statements prior to the Meeting on the website of AST at www.meetingdocuments.com/astca/ALYA or by contacting AST at 1-888-433-6443 (toll free in Canada and the U.S.) or 1-416-682-3801. Your request should be received no later than 10:00 a.m. (Eastern Daylight Time) on September 1, 2021 in order to receive the Information Circular prior to the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 13, 2021. Shareholders who request paper copies of the Information Circular and Annual Financial Statements will not receive a new form of proxy or VIF and should therefore keep the original form sent to them in order to vote their Shares.

After the Meeting, requests for paper copies may be made by email at investorrelations@alithya.com, by mail at Investor Relations, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5 or by phone at 1-844-985-5552. Paper copies will be sent within ten business days of receipt of the request.

QUESTIONS?

If you have questions about “Notice-and-Access” or if you require assistance to vote or attend the Meeting, please contact AST by phone at 1-800-387-0825 or by email at inquiries@astfinancial.com, or Broadridge Financial Solutions, Inc. at 1-844-916-0609 (toll free in North America) or 1-303-562-9305, as applicable.

If you have questions about the information contained in this Information Circular, please contact our Investor Relations team by email at investorrelations@alithya.com, whose contact information is provided in the section above.

ALITHYA  |  Management Information Circular      2

GENERAL PROXY MATTERS AND VIRTUAL MEETING MATTERS

Who Can Vote

Shareholders holding subordinate voting shares or multiple voting shares as at the close of business on the Record Date are entitled to vote at the Meeting or at any adjournment or postponement thereof. Your vote is important. Voting by proxy prior to the Meeting is the easiest way to vote your Shares. As a shareholder, it is important that you read this Information Circular carefully and vote your Shares either prior to the Meeting by proxy or at the Meeting by following the steps explained below.

Depending on how your Shares are registered, you may be a registered shareholder for a portion of your Shares and a non-registered shareholder for the balance thereof and may accordingly receive both a form of proxy and a VIF. It is recommended to vote using all forms received to ensure that all of your Shares are voted.

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by AST, in its capacity of plan administrator, (“ESPP Participants”) will receive the Meeting materials electronically from AST with instructions on how to vote using the internet.

How to Vote

REGISTERED SHAREHOLDERS

You are a registered shareholder if your Shares are registered in your name (i.e. your name appears on your share certificate or Direct Registration System (DRS) statement) and you received a form entitled “Form of Proxy” or an email directed to registered shareholders from AST.

Option 1 - Voting by Proxy Prior to the Meeting (Form of Proxy)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting specifications, if any, at the Meeting. You may vote by proxy using one of the different methods described below:

Internet: Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number that appears on your form of proxy or in the email AST sent you, if you signed up for electronic delivery.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number that appears on your form of proxy or in the email you received from AST. If you vote by phone, you will not be able to appoint anyone other than the persons named by management as your proxyholder to represent you at the Meeting. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete your form of proxy and send it to AST by fax at 1-866-781-3111 (Canada and the U.S.) or 1-416-368-2502, or scan and email it to AST at proxyvote@astfinancial.com.

Mail: Complete and return your form of proxy in the prepaid envelope provided.

Your duly completed form of proxy must be received by AST, or you must have voted on the internet, by phone, by fax or by email by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. If you elect to vote on the internet or by phone, you do not need to return your form of proxy.

When completing your form of proxy, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management as your proxyholder. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form is submitted, please contact, or ask your proxyholder to contact, AST by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form available at https://lp.astfinancial.com/ControlNumber, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 in order to register your proxyholder by providing an email address at which AST will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by AST 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Option 2 – Attending and Voting at the Meeting

If you wish to attend and vote at the Meeting, you do not need to complete or submit your form of proxy. You may simply visit https://web.lumiagm.com/459224608 on the day of the Meeting, select the option “Shareholders” and enter the 13-digit control number that appears on your form of proxy or in the email AST sent you, if you signed up for electronic delivery, as your control number and “ALYA2021” (case sensitive) as your password. Once logged in, simply follow the instructions on the screen during the Meeting. Joining the Meeting by selecting the option “Guests” will not allow you to vote or ask questions at the Meeting.

If you wish to appoint someone else to attend the Meeting on your behalf, please follow the instructions indicated in the preceding section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Form of Proxy)”.

NON-REGISTERED SHAREHOLDERS

You are a non-registered shareholder if your Shares are not registered in the records of the Company directly in your name, but instead in the name of an intermediary (such as a securities broker or a financial institution) which holds them on your behalf. If you received a form entitled “Voting Instruction Form” from AST or your intermediary or an email requesting voting

ALITHYA  |  Management Information Circular      3

instructions from your intermediary, your Shares are not registered in your name.

Employees who participate in the Company’s Employee Share Purchase Plan and have their shares managed by AST, in its capacity of plan administrator, are non-registered shareholders and will receive the Meeting materials electronically from AST with instructions on how to vote using the internet, which instructions are similar to those described below.

Option 1  -  Voting by Proxy Prior to the Meeting (Voting Instruction Form)

Voting by proxy means appointing a proxyholder (i.e. the persons named by management, yourself or someone else) to vote as per your voting instructions, if any, at the Meeting. Instructions for voting by proxy prior to the Meeting vary depending on whether you received a VIF from AST or your intermediary.

If you received a VIF from AST, you may vote by proxy by giving your voting instructions using one of the different methods described below:

Internet: Go to www.astvotemyproxy.com and follow the instructions. You will need your 13-digit control number that appears on your VIF.

Phone: Call 1-888-489-7352 (toll free in Canada and the U.S.). You will need your 13-digit control number found on your VIF. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Fax or email: Complete the VIF and send it to AST by fax at 1-866-781-3111 (Canada and the U.S.) or 1-416-368-2502, or scan and email it to AST at proxyvote@astfinancial.com.

Mail: Complete and return your VIF in the prepaid envelope provided.

If you received a VIF or an email from your intermediary, you may vote by proxy by giving your voting instructions using one of the different methods described below:

Internet: Go to www.proxyvote.com and follow the instructions. You will need your 16-digit control number that appears on your VIF or in the email you received.

Phone: Call 1-800-474-7493 (English) (toll free in Canada), 1-800-474-7501 (French) (toll free in Canada) or 1-800-454-8683 (toll free in the U.S.). You will need your 16-digit control number found on your VIF or in the email you received. If you vote by phone, you will not be able to appoint anyone other than the persons named by management on your VIF as your proxyholder. Therefore, if you wish to appoint someone else as your proxyholder to attend the Meeting, this voting method is not recommended.

Mail: Complete and return your VIF in the prepaid envelope provided.

Your duly completed VIF must be received by AST or your intermediary, as applicable, or you must have voted on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 or such earlier deadline your intermediary may fix or, if the Meeting is adjourned or postponed, 10:00 a.m. (Eastern Daylight Time) on the business day prior to the day fixed for the adjourned or postponed meeting. Please contact your intermediary to ensure you do not miss your applicable voting deadline. If you elect to vote on the internet or by phone, you do not need to return your VIF.

When completing your VIF, make sure to indicate the name of the person you wish to appoint as your proxyholder to attend the Meeting on your behalf or leave the space for the appointment blank if you wish to appoint the persons named by management as your proxyholder. In both cases, it is recommended to indicate how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. If you appoint a proxyholder who is not the persons named by management, once your form submitted, please contact, or ask your proxyholder to contact, AST by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form available at https://lp.astfinancial.com/ControlNumber, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 in order to register your proxyholder by providing an email address at which AST will send a 13-digit proxyholder control number for your proxyholder to be able to join the Meeting. Proxyholder control numbers will be distributed by AST 24 to 48 hours before the Meeting. Without a proxyholder control number, your proxyholder will be unable to join the Meeting and if your proxyholder does not join the Meeting, your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Option 2 – Attending and Voting at the Meeting

As we do not have access to the names or holdings of our non-registered shareholders, if you wish to attend and vote at the Meeting or to appoint someone else to do so on your behalf, you must follow the following two steps:

Step 1: Submit to AST or your intermediary, as applicable, your voting instructions and appoint yourself or another person (who need not be a shareholder) as your proxyholder before the Meeting by inserting your name or such other person’s name in the space provided for such purpose. Although optional for shareholders who intend to attend the Meeting or have someone else attend it on their behalf, it is recommended to also specify how you wish to vote for each item to be voted on, otherwise your proxyholder will have the discretion to vote as he or she sees fit. Please refer to the section entitled “Option 1 – Voting by Proxy Prior to the Meeting (Voting Instruction Form)” earlier for further details on how to submit your voting instructions. Voting by phone is not recommended as it is not possible to appoint someone other than the persons named by management as proxyholder by phone. AST or your intermediary, as applicable, must receive your instructions by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 or such earlier deadline your intermediary may fix for your proxyholder’s appointment to be effective. Please contact your intermediary to ensure you do not miss your applicable voting deadline.

Important Note: U.S. non-registered shareholders who are not ESPP Participants may not appoint someone other than the persons named by management and must contact their

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intermediary to obtain a legal proxy form to appoint themselves or someone else as their proxyholder. Legal proxy forms must be received by AST by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021.

Step 2: Once your voting instructions or legal proxy form has been submitted, contact, or ask your proxyholder to contact, AST by phone at 1-866-751-6315 (toll free in Canada and the U.S.) or 1-212-235-5754, or complete the online form available at https://lp.astfinancial.com/ControlNumber, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 in order to register yourself or your proxyholder by providing an email address at which AST will send a 13-digit proxyholder control number to be able to join the Meeting. Proxyholder control numbers will be distributed by AST 24 to 48 hours before the Meeting. Your intermediary may not provide proxyholder control numbers. Therefore, shareholders who appointed themselves or someone else as their proxyholder through their intermediary must still contact AST thereafter.

Once these two steps are completed and a proxyholder control number is received from AST, you or your proxyholder will be able to attend the Meeting online at https://web.lumiagm.com/459224608 by selecting the option “Shareholders” and entering the proxyholder control number in the space provided for the control number and “ALYA2021” (case sensitive) as password.

Without a proxyholder control number, you or your proxyholder will not be able to attend the Meeting as a shareholder and will only be able to view the Meeting as a guest, which will not entitle you or your proxyholder to vote or ask any questions. If you do not complete the above two steps by 10:00 a.m. (Eastern Daylight Time) on September 13, 2021, you will not be able to obtain a proxyholder control number. The control number appearing on your VIF is NOT a proxyholder control number and may therefore not be used to attend the Meeting.

How to Complete your Form and How Your Shares Will Be Voted

You can choose to vote FOR or WITHHOLD on items 2 and 3 and FOR or AGAINST on items 4 and 5.

When you vote by proxy prior to the Meeting, you may appoint either the persons named by management as your proxyholder (namely, the Chair of the Board of Directors (the “Board”) or the President and Chief Executive Officer of the Company) or you may appoint someone else to represent you at the Meeting and vote on your behalf. You have the right to appoint any other person (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person in the space provided for such purpose in your form of proxy or VIF.

If you do not intend to attend the Meeting or be represented at the Meeting, you may appoint the persons named by management to represent you at the Meeting and complete your form completely by indicating how you wish to vote for each item to be voted on. If you leave the section for the appointment of your proxyholder blank, you will be deemed having appointed the persons named by management as your proxyholder.

If you intend to attend the Meeting or have someone other than the persons named by management represent you as your proxyholder at the Meeting and vote on your behalf, although you could only indicate your name or the name of such other person in the space provided on your VIF and submit it without indicating how you wish to vote for each item to be voted on, it is still recommended to complete your form completely and indicate how you wish to vote for each item.

If you have NOT specified how you wish your proxyholder to vote on a particular matter at the Meeting, your proxyholder will be entitled to vote your Shares as he or she sees fit or, in the case of the Board Chair or the President and Chief Executive Officer of the Company, as follows:

•	FOR the election of management’s nominees as directors;

•	FOR the appointment of KPMG LLP as auditor and authorizing the Board to fix their remuneration;

•	FOR the adoption of the ordinary resolution included as Schedule D to approve the unallocated awards under the Company’s Long Term Incentive Plan; and

•	FOR the adoption of the ordinary resolution included as Schedule E to approve the amendment and restatement of Pre-IPO Alithya’s Stock Option Plan.

The proxy confers discretionary authority in respect of amendments to any of the foregoing matters and such other matters as may properly come before the Meeting. Management is not aware of any such amendments or of other matters to be submitted at the Meeting.

If you appointed a proxyholder other than the persons named by management to represent you at the Meeting and vote on your behalf, please make sure your proxyholder obtains his or her proxyholder control number and joins the Meeting, otherwise your vote will not be counted, as your proxyholder is required to attend the Meeting for your vote to be counted.

Voting at the Meeting

Registered shareholders who voted prior to the Meeting and who decide to attend the Meeting using their control number do not need to vote again using the voting buttons appearing on their screen during the Meeting. If they vote again at the Meeting, their vote will, however, be taken into account and replace their vote transmitted before the Meeting.

Proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholders by registered shareholders and non-registered shareholders) do not have to vote again during the Meeting if the shareholder they represent has already indicated on his, her or its VIF how they wish to vote. They may, however, do so during the Meeting if they wish by voting in accordance with the voting instructions of the shareholder they represent or as they see fit, if the shareholder they represent has not indicated how to vote. If the shareholder a proxyholder represents has indicated how he or she wishes to vote for each item in his or her voting instructions submitted prior to the Meeting and the proxyholder votes differently at the Meeting, the proxyholder’s vote will automatically be changed to follow the shareholder’s voting instructions submitted prior to the Meeting after the Meeting will have ended once the votes will be compiled by the scrutineers.

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Changing your Vote

If you change your mind about how you want to vote your Shares, you can revoke your proxy by any of the methods outlined below, or by any other means permitted by law.

Registered shareholders may change their vote by:

•	voting again on the internet, by phone, by fax or by email, as applicable, by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 13, 2021;

•

completing a new form of proxy with a later date than the form previously submitted and mailing it as soon as possible so that it is received by AST by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 13, 2021;

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (1100 Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 13, 2021; or

•

attending the Meeting at https://web.lumiagm.com/459224608 on the day of the Meeting by selecting the option “Shareholders” and entering the 13-digit control number that appears on their form of proxy as their control number and “ALYA2021” (case sensitive) as their password and voting at the Meeting.

Non-registered shareholder may change their vote by:

•

voting again on the internet, by phone, by fax or by email, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 or such earlier deadline their intermediary may fix;

•

completing a new VIF with a later date than the form previously submitted and mailing it as soon as possible at the address directed by AST or their intermediary, as applicable, by no later than 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 or such earlier deadline their intermediary may fix; or

•

sending a written notice signed by them or their authorized attorney to the Corporate Secretary of the Company at the registered office of the Company (1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) so that it is received by 10:00 a.m. (Eastern Daylight Time) on September 13, 2021.

Although proxyholders (including non-registered shareholders who appointed themselves as proxyholder and third parties who were appointed as proxyholder by registered shareholders and non-registered shareholders) could vote differently at the Meeting using the online voting buttons, please note that if such votes differ from the last voting instructions processed by AST or their intermediary before the proxy voting deadline of 10:00 a.m. (Eastern Daylight Time) on September 13, 2021 or such earlier deadline their intermediary may fix, the vote of the proxyholder will automatically be modified after the Meeting once the votes will be compiled to reflect the last voting instructions received from the shareholder before such deadline.

Rules of Conduct at the Meeting

The Company by-laws describe the requirements for the Meeting and the Chair of the Meeting will conduct the meeting consistent with those requirements. As such, we will strictly follow the items to be covered at the Meeting and which are set forth in the section entitled “Business of the Meeting” of this Information Circular.

Shareholders and guests will be able to join the Meeting on the day of the Meeting at https://web.lumiagm.com/459224608. For a better experience, it is recommended to use a high-speed internet connection and the latest version of Chrome, Safari, Edge or Firefox. It is important to ensure your browser is compatible by trying to log in at least 15 minutes before the Meeting. Using Explorer is not recommended as it is no longer supported and may not function properly.

Only registered shareholders and duly appointed and registered proxyholders will be eligible to vote while participating at the Meeting. Registered shareholders should use their 13-digit control number appearing on their form of proxy and non-registered shareholders should use their 13-digit proxyholder control number received from AST.

The voting polls will be open during the formal part of the Meeting. The Chair of the Meeting will indicate the time of opening and closure of the polls for each item to be voted on. Voting options will be visible on your screen and you will simply have to click on the relevant button to vote.

Only registered shareholders and duly appointed and registered proxyholders who have joined the Meeting using their 13-digit control number or proxyholder control number will have the opportunity to ask questions by typing and submitting questions through the field available for such purpose during the Meeting and it will only be possible to submit question in writing.

Guests and non-registered shareholders who did not appoint themselves as proxyholder by the 10:00 a.m. (Eastern Daylight Time) voting deadline on September 13, 2021 will not be able to log in to the Meeting and submit questions or vote at the Meeting. They will only be able to join the audio webcast as guests.

It is recommended that shareholders send their question as soon as possible during the Meeting so that these can be addressed where relevant in due course. Questions relating to matters to be voted on will be addressed by the Chair of the Meeting and other members of management present at the Meeting before those items are voted on while general questions will be addressed at the end of the Meeting, after the adjournment of the formal business of the Meeting and management’s presentation about the Company’s business.

To respect both time constraints and other shareholders, when submitting questions, shareholders are asked to be brief and as much to the point as possible. To allow us to answer questions from as many shareholders as possible, shareholders and proxyholders are kindly asked to cover only one topic per question. Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together.

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All shareholder questions are welcome, but conducting the business set out in the Meeting’s agenda for the benefit of all shareholders will be paramount. The Company does not intend to address any questions that are, among other things:

•	irrelevant to the business of the Company or to the business of the Meeting;

•	related to material non-public information of the Company;

•	related to personal grievances;

•	derogatory references to individuals or that are otherwise in bad taste;

•	repetitious statements already made by another shareholder;

•	in furtherance of the shareholder’s personal or business interests; or

•	out of order or not otherwise suitable for the conduct of the Meeting as determined by the Chair or the Secretary of the Meeting in their reasonable judgment.

If there are any matters of individual concern to a shareholder and not of general concern to all shareholders or if a question asked was not otherwise answered, such matters may be raised separately after the Meeting by contacting the Company’s Corporate Secretary at secretariat@alithya.com.

The Company is committed to offering a forum where, to the fullest extent possible using the electronic solutions that are available at the time of the Meeting, shareholders may communicate adequately through the course of the Meeting.

An audio webcast playback will be available on the Company’s website in the Investors section after the Meeting.

For live technical assistance in joining the Meeting or operating the voting platform, please contact AST at 1-800-387-0825.

In the event of technical malfunction or other significant problem that disrupts the Meeting, the Chair of the Meeting may adjourn, recess, or expedite the Meeting, or take such other action that the Chair determines is appropriate considering the circumstances.

This year, the Company decided to hold the Meeting in virtual-only format to continue to proactively deal with the health impact of the COVID-19 pandemic and to mitigate risks to the health and safety of the Company’s shareholders, employees, directors and other Meeting attendees.

ADDITIONAL INFORMATION

Proxy Solicitation

The solicitation of proxies by management is being made primarily by mail, but directors, officers or employees of the Company may also solicit proxies at a nominal cost. The Company does not intend to retain the services of a proxy advisory firm for the solicitation of proxies.

Transfer Agent

You can contact AST, the Company’s transfer agent, either by mail at 2001, Robert-Bourassa Boulevard, Suite 1600, Montréal, Québec, H3A 2A6, Canada, by telephone at 1-800-387-0825, by fax at 1-888-249-6189, or by email at inquiries@astfinancial.com.

Authorized Share Capital

The authorized share capital of the Company consists of (i) an unlimited number of subordinate voting shares, without par value, which are listed under the symbol ALYA on both the Toronto Stock Exchange (“TSX”) and NASDAQ, (ii) an unlimited number of multiple voting shares, without par value, which are held by a limited number of holders, and (iii) an unlimited number of preferred shares, without par value, issuable in series, of which, as at July 19, 2021, 76,556,498 subordinate voting shares and 7,321,616 multiple voting shares were issued and outstanding.

The following summary of the material features of the Company’s authorized share capital is given subject to the detailed provisions of its articles.

VOTING RIGHTS

Each subordinate voting share entitles its holder to one vote per share, and each multiple voting share entitles its holder to ten votes per share at any meeting of shareholders, other than meetings at which only the holders of a particular class or series of shares are entitled to vote due to statutory provisions or the specific attributes of this class or series. If and when issued, preferred shares will have such voting rights as may be determined by the Board at the time of issuance thereof.

The subordinate voting shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the multiple voting shares. In the aggregate, all of the voting rights associated with the subordinate voting shares represented, as at July 19, 2021, 51.12% of the voting rights attached to all of the issued and outstanding Shares.

RIGHTS TO DIVIDENDS AND RIGHTS UPON WINDING-UP AND DISSOLUTION

Subject to the prior rights of holders of preferred shares which rank prior to subordinate voting shares and multiple voting shares, if and when issued, holders of subordinate voting shares and multiple voting shares are entitled to receive pari passu any dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs.

CONVERSION RIGHTS

Multiple voting shares are, at the holder’s entire discretion, convertible into subordinate voting shares on a share for share basis and shall be automatically converted upon their transfer to a person who is not a Permitted Holder (as defined below) or upon the death of a Permitted Holder, unless acquired by any of the remaining Permitted Holders in accordance with the terms of the voting agreement dated November 1, 2018 entered into between the Permitted Holders (the “Voting Agreement”), a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For further information on the Voting Agreement, please refer to the section entitled “Principal Shareholders” below. The subordinate voting shares are not

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convertible into any other class of shares. Under applicable Canadian laws, an offer to purchase multiple voting shares would not necessarily require that an offer be made to purchase subordinate voting shares. However, as indicated above, multiple voting shares shall be automatically converted into subordinate voting shares on a share for share basis upon their transfer to a person who is not a Permitted Holder. If and when issued, preferred shares will have such conversion rights as may be determined by the Board at the time of issuance thereof.

For purposes of the above paragraph, a “Permitted Holder” means each of Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, and the entities over which they have control.

RESTRICTIONS ON TRANSFER

Subject to the terms of the Voting Agreement, Permitted Holders cannot sell or otherwise transfer multiple voting shares to a person who is not a Permitted Holder, unless they first convert those shares into subordinate voting shares on a share for share basis, and then transfer such subordinate voting shares.

Principal Shareholders

As at July 19, 2021, to the knowledge of the Company, based on the most recent publicly available information, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of the subordinate voting shares or multiple voting shares of the Company were Messrs. Paul Raymond, Ghyslain Rivard, and Pierre Turcotte, as well as La Capitale Civil Service Insurer Inc. (a subsidiary of Beneva Inc.) (“La Capitale”) and 9429-1143 Québec inc. (a subsidiary of Québecor Media inc.) (“Québecor”) . Their respective holdings are set out in the table that follows.

	SUBORDINATE VOTING SHARES			MULTIPLE VOTING SHARES			SUBORDINATE VOTING SHARES AND MULTIPLE VOTING SHARES			VOTING RIGHTS
	(#	)	(%)	(#	)	(%)	(#	)	(%)	(#	)	(%)

Paul Raymond	165,381		0.22	724,464		9.89	889,845		1.06	7,410,021		4.95

Ghyslain Rivard	-		-	4,962,819		67.78	4,962,819		5.92	49,628,190		33.14

Pierre Turcotte	145,700		0.19	1,634,333		22.32	1,780,033		2.12	16,489,030		11.01

Group of 3 Sub-Total	311,081		0.41	7,321,616		100.00	7,632,697		9.10	73,527,241		49.10

La Capitale Civil Service Insurer Inc.	9,983,276		13.04	-		-	9,983,276		11.90	9,983,276		6.67

9429-1143 Québec inc.(1)	9,983,276		13.04	-		-	9,983,276		11.90	9,983,276		6.67

Total	20,277,633		26.49	7,321,616		100.00	27,599,249		32.90	93,493,793		62.44

(1)	9429-1143 Québec inc. is a wholly-owned subsidiary of Québecor Media inc., which is a subsidiary of Québecor inc., a company controlled by Pierre Karl Péladeau.

Each of Messrs. Raymond, Rivard, and Turcotte, (collectively, the “Group of 3”) are party to the Voting Agreement pursuant to which each of them has agreed to vote, or cause to be voted, all of the Shares of the Company over which they have direct or indirect voting control from time to time and at all times (the “Controlled Shares”) at any shareholders meeting of the Company in a manner as will be decided upon by the decision of at least two of the three members of the Group of 3 (the “Majority Decision”). However, no member of the Group of 3 will be required to comply with the Majority Decision in respect of a particular matter if, for that matter, (i) there is no Majority Decision notified to them by the deadline specified in the Voting Agreement, (ii) a member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on the matter, or (iii) the vote is for the election of any of Messrs. Raymond, Rivard, or Turcotte to the Board. As at July 19, 2021, the Group of 3 beneficially owned, directly or indirectly, or exercised control or direction over approximately 49.10% of the voting rights attached to the Shares of the Company.

As at July 19, 2021, the directors and executive officers of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 3,717,887 subordinate voting shares and 7,321,616 multiple voting shares, representing approximately 4.86% of the issued and outstanding subordinate voting shares and 100% of the issued and outstanding multiple voting shares respectively, and which shareholding interest carried approximately 51.37% of the total voting rights attached to the Shares of the Company.

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Business of the Meeting

Six items will be covered at the Meeting:

•	Presentation of the audited consolidated financial statements of the Company for the fiscal year ended March 31, 2021 (the “Annual Financial Statements”) and the auditor’s report thereon;

•	Election of the directors of the Company;

•	Appointment of the auditor of the Company for the year ending March 31, 2022 and authorization of the Board of Directors to fix their remuneration;

•	Consideration of, and, if deemed advisable, adoption of the ordinary resolution included as Schedule D to approve the unallocated awards under the Company’s Long Term Incentive Plan;

•	Consideration of, and, if deemed advisable, adoption of the ordinary resolution included as Schedule E to approve the amendment and restatement of Pre-IPO Alithya’s Stock Option Plan; and

•	Consideration of such other business, if any, that may properly come before the meeting or any adjournment or postponement thereof.

Financial Statements

The Annual Financial Statements and the auditor’s report thereon are available on our website at www.alithya.com, on SEDAR at www.sedar.com, in the Company’s annual report on Form 40-F available on EDGAR at www.sec.gov, and in print, free of charge, to any shareholder who requests a copy by contacting our Investor Relations team by email at investorrelations@alithya.com, by mail at Investor Relations, Alithya Group inc., 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5, or by phone at 1-844-985-5552.

Election of Directors

The Board may consist of not less than three and not more than 15 directors. The Board has fixed at ten the number of directors to be elected at the Meeting. The persons named in the section entitled “Nominees for Election to the Board” of this Information Circular (“Nominee Directors”) are currently directors of the Company and were elected as such at the last meeting of shareholders, except for Ms. Mélissa Gilbert and Mr. Pierre Karl Péladeau. Pursuant to an Investor Rights Agreement entered into on April 1, 2021 by the Company with each of La Capitale and Québecor (each, an “Investor”), the Company shall propose for election to the Board one candidate designated by each Investor until such Investor ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company. Notwithstanding the foregoing, each Investor shall be entitled to such nomination right until April 1, 2024 as long as it holds no less than 9,983,276 subordinate voting shares, which corresponds to the number of shares issued to each Investor upon closing of the R3D Acquisition on April 1, 2021. Ms. Mélissa Gilbert and Mr. Pierre Karl Péladeau are the candidates proposed by La Capitale and Québecor, respectively.

The Nominee Directors are, in the opinion of the Board and management, well qualified to act as directors of the Company for the ensuing year and have confirmed their willingness to serve as directors.

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the election of the persons nominated in the section entitled “Nominees for Election to the Board” of this Information Circular.

Appointment of the Auditor

The Board, on the recommendation of the Audit and Risk Management Committee (“Audit Committee”), recommends that KPMG LLP (“KPMG”) be appointed to serve as the Company’s auditor until the next annual meeting of shareholders. KPMG is proposed to succeed to Raymond Chabot Grant Thornton LLP (“RCGT”) as the Company’s auditor. RCGT has served as the Company’s auditor since the Company became public by way of arrangement and merger on November 1, 2018 (the “Edgewater Acquisition”) at which time Edgewater Technology, Inc. (“Edgewater”) and Alithya Group Inc., a Québec private Company (“Pre-IPO Alithya”), became wholly-owned subsidiaries of the Company. RCGT had also previously been the auditor of Pre-IPO Alithya since 2012.

This recommendation follows a comprehensive selection process overseen by the Company’s Audit Committee. As a result of that process, after a careful review of the proposals received and due consideration of relevant factors, the Audit Committee recommended to the Board the appointment of KPMG as auditor for the fiscal year ending on March 31, 2022. The recommendation to appoint a new auditor is in line with governance best practices to periodically rotate this function, ensuring the continuity of independence and transparency for the Company’s shareholders.

Attached as Schedule F to this Information Circular are copies of documents relating to the change of auditor required to be included herein by securities regulators, including the notice of change of auditor and the confirmation letters received from RCGT and KPMG. As indicated in the notice of change of auditor, there are no reportable events (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations).

PRE-APPROVAL POLICY FOR EXTERNAL AUDITOR SERVICES

The Audit Committee has adopted procedures for the pre-approval of engagement for services of its external auditor, which require pre-approval of all audit and non-audit services provided by the external auditor. Moreover, the Board, upon recommendation of the Audit Committee, approves, on an annual basis, the fees charged to the Company by the Company’s auditor.

EXTERNAL AUDITOR SERVICE FEE

The fees billed by RCGT in each of the years ended March 31, 2021 and 2020 for audit, audit-related, tax and all other services provided to the Company by RCGT were as follows:

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	YEAR ENDED MARCH 31,
	2021	2020
Audit fees(1)	$695,000	$659,000

Audit-related fees(2)	$20,606	$102,344

Tax fees(3)	$11,311	$81,405

All other fees(4)	—	—

Total	$726,917	$842,749

(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by RCGT for the audit of the Company’s annual consolidated financial statements and review of the Company’s interim condensed consolidated financial statements.

(2)

“Audit-related fees” includes assurance and related services reasonably related to the audit of the Company’s annual consolidated financial statements not included in audit services which are included in the “Audit fees” category as well as, for the fiscal year ended March 31, 2020, financial and tax due diligence related to the acquisition of Travercent LLC.

(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years for professional services rendered by RCGT for tax compliance and tax advice.

(4)	“All other fees” includes the aggregate of all other fees billed in each of the fiscal years. There were no other fees incurred in either fiscal year.

Pursuant to the terms of its mandate, the Audit Committee reviews and approves all audit and audit-related services, audit engagement fees and terms, and all non-audit engagements performed by the external auditor.

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the appointment of KPMG as the auditor of the Company and authorizing the Board to fix their remuneration.

Approval of the Unallocated Awards under the Company’s Long Term Incentive Plan

In connection with the Edgewater Acquisition and its initial public offering in November 2018, the Company adopted a new long term incentive plan (the “LTIP”) providing for the granting of long-term equity incentives to employees and directors, including the following types of awards (collectively, the “Awards”): stock options, restricted shares, restricted share units (“RSUs”), performance share units (“PSUs”), deferred share units (“DSUs”) and share appreciation rights. The LTIP was amended on June 9, 2021. For further information pertaining to the LTIP, as amended, please refer to the section entitled “Executive Compensation Program – Long Term Incentive Plan” and to the description of the LTIP attached as Schedule A to this Information Circular.

At the Meeting, shareholders will be asked to consider, and if deemed advisable, pass, with or without variation, an ordinary resolution (the “LTIP Unallocated Awards Resolution”) in the form attached as Schedule D to this Information Circular, subject to such amendments, variations or additions as may be approved at the Meeting, to approve the unallocated Awards under the LTIP.

UNALLOCATED AWARDS

In accordance with the requirements of the TSX, every three years after adoption, all unallocated rights and entitlements under a security-based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”) must be approved by a majority of security holders. Because the total number of subordinate voting shares available for issuance under the LTIP may not exceed ten (10%) percent of the aggregate number of issued and outstanding Shares of Alithya from time to time, and it has been almost three years since the

LTIP was adopted, the Shareholders are required to approve all unallocated Awards issuable pursuant to the LTIP.

REQUIRED APPROVAL

The text of the LTIP Unallocated Awards Resolution to approve the unallocated Awards under the LTIP is set out in Schedule D to this Information Circular.

Whether or not the proposed LTIP Unallocated Awards Resolution is approved by Shareholders, all allocated Awards under the LTIP will continue unaffected; provided that, where such Awards is cancelled or terminated, it will not be available for re-granting under the LTIP. However, if the resolution is not approved by Shareholders at the Meeting, then, no new Awards will be granted pursuant to the LTIP after November 1, 2021 until such time as the required shareholder approval is obtained in the future.

To be adopted, the LTIP Unallocated Awards Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by shareholders attending the Meeting or represented by proxy.

The Board has concluded that the adoption of the LTIP Unallocated Awards Resolution is in the best interest of the Company and its shareholders and unanimously recommends that the shareholders approve the unallocated Awards under the LTIP by voting FOR the LTIP Unallocated Awards Resolution.

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the LTIP Unallocated Awards Resolution.

Approval of the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan

At the Meeting, shareholders will be asked to consider, and if deemed advisable, pass, with or without variation, an ordinary resolution (the “Pre-IPO Alithya Stock Option Plan Resolution”) in the form attached as Schedule E to this Information Circular, subject to such amendments, variations or additions as may be approved at the Meeting, to approve the amendment and restatement of the Pre-IPO Alithya’s Stock Option Plan.

On June 9, 2021, the Board approved the amendment and restatement of the Pre-IPO Alithya Stock Option Plan, which had been adopted in April 2011 by a predecessor corporation of the Company when it was a private company. Although it is not possible to grant any new options under the Pre-IPO Alithya Stock Option Plan as it was terminated concurrently with the Company’s initial public offering in November 2018, the options granted under such plan prior to the Edgewater Acquisition are still governed by the terms of such plan. The proposed amendments are necessary to include certain general provisions which are either customary for public company stock option plans or aligned with similar provisions of the LTIP, and more specifically, to:

•

Allow for the automatic extension of an option’s term if the term would expire during or within five days after a black-out period, until 10 business days after the black-out period has been lifted, as permitted by the rules and policies of the TSX and to match the LTIP;

ALITHYA  |  Business of the Meeting      10

•	Amend the amendment provisions to provide for when shareholder approval is required for amendments to the plan to reflect the TSX requirements and match the LTIP;

•	Permit the use of broker-assisted arrangements to satisfy payment of the exercise price of options consistent with the LTIP;

•

Replace the provisions permitting the Board to accelerate vesting on a change of control with a double trigger provision that accelerates vesting only on a termination of employment without cause within 24 months following a change of control, consistent with the recent amendments made to the LTIP;

•

Consistent with the LTIP, expand the range of actions that may be taken by the Board on a change of control to include (i) the conversion or exchange of any outstanding options into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a change of control and (ii) the replacement of such options with other rights or property selected by the Board in its sole discretion; and

•

Update the plan text to reflect the fact that the Company has completed its initial public offering and no new options may be granted under the Pre-IPO Alithya Stock Option Plan and other minor clean-up changes.

As amended, the Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify or change, the Pre-IPO Alithya Stock Option Plan or any outstanding option, as the Board determines appropriate. However, the Board shall not alter the Pre-IPO Alithya Stock Option Plan or any outstanding option without the participant’s consent, if such alteration of the Pre-IPO Alithya Stock Option Plan or of any outstanding option would materially impair the participant’s rights or materially increase the participant’s obligations under the Pre-IPO Alithya Stock Option Plan (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the Pre-IPO Alithya Stock Option Plan (except with respect to adjustments permitted by the plan in the event of transactions affecting the Company or its capital), (ii) increases or removes the 10% limits on subordinate voting shares issuable or issued to insiders, (iii) reduces the exercise price of an option (except with respect to the adjustments permitted by the plan in the event of transactions affecting the Company or its capital), (iv) extends the term of any option granted under the Pre-IPO Alithya Stock Option Plan beyond its original expiration date (except where an expiration date would have fallen within a black-out period applicable to the participant or within five business days following the expiry of such a black-out period), (v) permits options to be transferred to a person other than a Permitted Assign or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.

The Board may, without shareholder approval, amend the Pre-IPO Alithya Stock Option Plan for purposes of, (a) making any amendments to the general vesting provisions or restricted period of each option; (b) making any amendments to the termination of employment or director mandate provisions; (c) making any amendments to add covenants of Alithya for the protection of an employee or director, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the employee or director; (d) making any amendments not inconsistent with the Pre-IPO Alithya Stock Option Plan as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the employee or director it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an employee or director resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the employee or director; or (e) making such changes or corrections which, on the advice of counsel to Alithya, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the employees or directors.

Although it is not possible to grant any new options under the Pre-IPO Alithya Stock Option Plan as it has been terminated concurrently with the Company’s initial public offering in November 2018, it is subject to, and options that remain outstanding thereunder count for the purposes of, certain limits on grants of awards set out in the LTIP. Under the LTIP, the maximum aggregate number of Shares issuable to insiders at any time under the LTIP and any other Alithya security-based compensation arrangements (including pursuant to options previously granted under the Pre-IPO Alithya Stock Option Plan) may not exceed 10% of the issued and outstanding Shares. Furthermore, the maximum number of Shares issued within any one-year period under the LTIP and any other Alithya security-based compensation arrangements (including pursuant to options previously granted under the Pre-IPO Alithya Stock Option Plan) may not exceed 10% of the issued and outstanding Shares.

The full text of the amended and restated Pre-IPO Alithya Stock Option Plan is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is incorporated by reference in this Circular.

To be adopted, the Pre-Alithya Stock Option Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by shareholders attending the Meeting or represented by proxy. If approved by the shareholders, the amended and restated version of the Pre-IPO Alithya Stock Option Plan will supersede and replace the current version of the plan.

The Board has concluded that the adoption of the Pre-IPO Alithya Stock Option Plan Resolution is in the best interest of the Company and its shareholders and unanimously recommends that the shareholders approve the amendment and restatement of the Pre-IPO Alithya Stock Option Plan by voting FOR the Pre-IPO Alithya Stock Option Plan Resolution.

ALITHYA  |  Business of the Meeting      11

Unless otherwise indicated, the persons designated by management in the form of proxy or VIF will vote FOR the Pre-IPO Alithya Stock Option Plan Resolution.

Other Business

Following the conclusion of the business to be conducted at the Meeting, shareholders will be invited to ask questions. Management is not aware of any changes to the foregoing items or of other matters to be submitted at the Meeting. If, however, there are changes or new items that properly come before the Meeting, your proxyholder will have the authority to vote your Shares on these items as he or she sees fit.

ALITHYA  |  Business of the Meeting      12

Nominees for Election to the Board

DESCRIPTION OF THE NOMINEE DIRECTORS

The following pages include a profile of each Nominee Director which provides an overview of his or her experience, qualifications, record of attendance at Board and committee meetings, ownership of Alithya securities, as well as their compliance with the minimum share ownership requirement applicable to the Company’s directors. Each nominee is currently a director of the Company, except for Ms. Mélissa Gilbert and Mr. Pierre Karl Péladeau, who are being proposed for election for the first time at the Meeting. Information relating to Shares and DSUs and, in the case of the executive director, Shares, options and RSUs, beneficially owned by the nominees, or over which they exercise control or direction, is provided as at July 19, 2021.

Here are a few highlights regarding the ten Nominee Directors:

70% INDEPENDENT DIRECTORS	30% WOMEN ON BOARD	59 YEARS OLD AVERAGE AGE	100% AVERAGE BOARD ATTENDANCE(1)	99.65% AVERAGE 2020 VOTING RESULTS(1)

Dana Ades-Landy, Québec, Canada	Age: 62	Director since: November 2016		Last year’s voting results: 99.69%

Ms. Dana Ades-Landy has been part of the Special Loans Group at National Bank of Canada since August 2020 and has more than 25 years of experience as an executive in the banking industry. Ms. Ades-Landy also serves as director and Chair of the Audit Committee of First Lion Holdings Inc., director and Chair of the Audit Committee of Sagen MI Canada Inc., director, Chair of the Governance and Nominating Committee and member of the Audit and of the Human Capital and Compensation Committees of Peak Fintech Group Inc., as well as Treasurer and member of the Executive Committee of the International Women’s Forum (Québec chapter). Ms. Ades-Landy previously served as Chief Executive Officer of the Heart & Stroke Foundation of Canada (Québec), as Regional Vice President, Québec & Eastern Ontario, Commercial Banking at Scotiabank and as Chair of the Financial Women’s Association of Québec. She holds a Bachelor’s degree in microbiology and immunology from McGill University and a Master of Business Administration in Finance and Accounting from Concordia University, and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	Audit and Risk Management Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				12,725
	DSUs(3)				42,420
	Value at Risk(4)				$197,971
	Minimum Share Ownership Requirement(5)				Met (1.2x)
	Independent				Yes

Robert Comeau, Québec, Canada	Age: 61	Director since: May 2018		Last year’s voting results: 99.66%

Mr. Robert Comeau is a corporate director who serves as lead director of Alithya. Before becoming a corporate director in 2018, he acted as a consultant between 2015 and 2018, and served as Chief Financial Officer of both public and private companies, including Lumenpulse Inc., from 2012 to 2015, Aveos Fleet Performance Inc., from 2009 to 2011, and Emergis Inc., from 2005 to 2008. Mr. Comeau also held various positions over 17 years at Nortel Networks Corporation, including as Vice-President, Finance and Operations. Mr. Comeau serves as a director and Chair of the Audit Committee of H2O Innovation Inc. Mr. Comeau is a Chartered Professional Accountant (CPA, CA) and holds a Bachelor’s degree in accounting from HEC Montréal.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	Audit and Risk Management Committee (Chair)		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				51,300
	DSUs(3)				55,480
	Value at Risk(4)				$383,340
	Minimum Share Ownership Requirement(5)				Met (1.6x)
	Independent				Yes

ALITHYA  |  Nominees for Election to the Board      13

Mélissa Gilbert(6), Québec, Canada	Age: 42	Director since: Proposed Nominee(6)		Last year’s voting results:(6)

Ms. Mélissa Gilbert is the Executive Vice-President and Lead, Finance at Beneva Inc., the resulting company of the La Capitale and SSQ Insurance merger. From December 2018 and until the merger, Ms. Gilbert was the Executive Vice-President, Finance, Corporate Actuarial and Risk Management at La Capitale. Ms. Gilbert previously served as Vice-President and Chief Financial Officer of Optel Group from April 2017 to December 2018, and from January 2014 to April 2017 as Vice-President, Finance & IT of Norda Stelo Inc. Ms. Gilbert received the Prix Relève d’Excellence 2012 award from Réseau HEC, the Arista Jeune cadre du Québec 2015 award from the Jeune Chambre de Commerce de Montréal and was nominated in the emerging financial executive category at the FEI Canada Aces of Finance 2017 competition. Ms. Gilbert is a certified corporate director (CCD) and a fellow chartered professional accountant (FCPA, FCA).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		N/A	N/A
SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				N/A
	DSUs(3)				N/A
	Value at Risk(4)				N/A
	Minimum Share Ownership Requirement(5)				N/A
	Independent				No(6)

Lucie Martel, Québec, Canada	Age: 59	Director since: September 2019		Last year’s voting results: 99.69%

Ms. Lucie Martel is the Senior Vice President and Chief Human Resources Officer of Intact Financial Corporation since September 2011. Previously, Ms. Martel was a Senior Vice President at AXA Canada, which was acquired by Intact Financial Corporation in September 2011. She has more than 30 years of experience in strategic management of human resources and labour relations, with corporations including Laurentian Bank (where she was Vice President, Human Resources Management and Development), Direct Film and Uniroyal. Ms. Martel is a director and the Chair of the Human Resources Committee of the Board of Directors of the Société des alcools du Québec and a director and the Chair of the Human Resources Committee of the Montreal Heart Institute Foundation. Ms. Martel holds a Bachelor’s degree in industrial relations from Université de Montréal and is a member of the Institute of Corporate Directors.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	Human Capital and Compensation Committee (Chair)		4 of 4	100%
SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				-
	DSUs(3)				45,528
	Value at Risk(4)				$163,446
	Minimum Share Ownership Requirement(5)				On target
	Independent				Yes

Pierre Karl Péladeau(7), Québec, Canada	Age: 59	Director since: Proposed Nominee(7)		Last year’s voting results:(7)

Mr. Pierre Karl Péladeau is the President and Chief Executive Officer of Québecor since 2017 and also became President of Videotron Ltd. on June 4, 2021. In April 2014, he was elected to the National Assembly of Québec, and from May 2015 to May 2016, he was elected as the Parti Québécois’s leader and served as Leader of the Official Opposition in the National Assembly of Québec. Previously, he was the President and Chief Executive Officer of Québecor from 1999 to 2013. Mr. Péladeau has been involved with Québecor since 1985, where he helped build the company through a series of acquisitions, making Québecor a major player in Canada. In 2008, Mr. Péladeau launched “Éléphant: The memory of Québec cinema”, a philanthropic project dedicated to digitizing, restoring and making accessible Québec’s cinematic heritage. In 2005, he received the National Assembly of Québec’s Medal of Honor and was named Chevalier of the Ordre de la Pléiade in 2013. Mr. Péladeau is also the President of the Fondation Chopin-Péladeau, a private family foundation.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		N/A	N/A
SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				9,983,276(8)
	DSUs(3)				N/A
	Value at Risk(4)				$35,839,961(8)
	Minimum Share Ownership Requirement(5)				N/A
	Independent				No(7)

ALITHYA  |  Nominees for Election to the Board      14

Paul Raymond(9), Québec, Canada	Age: 57	Director since: June 2011		Last year’s voting results: 99.67%

Mr. Paul Raymond has been the President and Chief Executive Officer of Alithya since April 2012. Mr. Raymond joined Alithya as its President and Chief Operating Officer in April 2011, a position he held until March 2012, and has been a member of the Board of Alithya since April 2011. Mr. Raymond is a director of WSP Global Inc., the Québec Technology Association (AQT) and the Chamber of Commerce of Metropolitan Montréal. Prior to joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm and served as an officer in the Canadian Armed Forces. Mr. Raymond received the 2020 Investissement Québec CEO of the Year Award from the AQT. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada, and a member of the Institute of Corporate Directors. Mr. Raymond holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			165,381
	Multiple Voting Shares			724,464
	Options to purchase Subordinate Voting Shares(10)			696,617
	Options to purchase Multiple Voting Shares(10)			810,528
	Restricted Share Units(11)			61,437
	Performance Share Units(11)			115,983
	Value at Risk(4)			$3,415,102
	Minimum Share Ownership Requirement(5)			Met (1.2x)
	Independent			No(9)

James B. Renacci, Ohio, USA	Age: 62	Director since: November 2019		Last year’s voting results: 99.68%

Mr. James B. Renacci is the Founder and President of LTC Management Services, Inc., a management and financial consulting services company, since 1985. With more than thirty years of experience and leadership in the operations of numerous entities, Mr. Renacci’s business experience includes manufacturing, healthcare, construction, entertainment and CPA consulting services. He also has in-depth knowledge of mergers and acquisitions. Mr. Renacci currently serves as a director of Custom Glass, Inc. and Hill International, Inc. Previously, Mr. Renacci served four consecutive terms as a member of the United States Congress in the House of Representatives from 2011 to 2019. He is a Certified Public Accountant and holds a Bachelor’s degree in Business Administration from Indiana University of Pennsylvania.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares			95,000
	DSUs(3)			36,991
	Value at Risk(4)			$473,848
	Minimum Share Ownership Requirement(5)			Met (3.6x)
	Independent			Yes

Ghyslain Rivard, Québec, Canada	Age: 61	Director since: April 1992		Last year’s voting results: 99.57%

Mr. Ghyslain Rivard is the founder of Alithya. He acted as Alithya’s President and Chief Executive Officer from its constitution in April 1992 until his retirement in 2012, after more than 35 years in the IT and business services sectors. He currently serves as a director on the Board of Alithya. Mr. Rivard holds a Bachelor’s degree in computer science and mathematics from Sherbrooke University. He is a member of the Institute of Corporate Directors. Mr. Rivard holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	Corporate Governance and Nominating Committee		4 of 4	100%
	Human Capital and Compensation Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Multiple Voting Shares			4,962,819
	DSUs(3)			30,178
	Value at Risk(4)			$17,924,859
	Minimum Share Ownership Requirement(5)			Met (189.5x)
	Independent			Yes

ALITHYA  |  Nominees for Election to the Board      15

C. Lee Thomas, Ohio, USA	Age: 67	Director since: November 2018		Last year’s voting results: 99.68%

Mr. C. Lee Thomas is a corporate director who holds the office of Executive in Residence in the School of Business at Baldwin Wallace University. Before becoming a corporate director, Mr. Thomas held various roles with Ernst & Young LLP from 1976 to June 2014, including Managing Partner of its Cleveland office, Leader of its Northeast Ohio Market Segment, and as a global client serving partner. Mr. Thomas previously served as a director of Technical Consumer Products International. Mr. Thomas is a Certified Public Accountant (CPA) and holds a Bachelor’s degree in accounting from Baldwin Wallace University.

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	Audit and Risk Management Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				51,000
	DSUs(3)				45,123
	Value at Risk(4)				$345,082
	Minimum Share Ownership Requirement(5)				Met (2.1x)
	Independent				Yes

Pierre Turcotte(12), Québec, Canada	Age: 62	Director since: June 2011		Last year’s voting results: 99.54%

Mr. Pierre Turcotte is a corporate director and the Chair of the Board of Alithya. Prior to joining Alithya in 2011, he served as Senior Vice-President and General Manager of CGI in Canada, the U.S. and Europe for more than 27 years, as Chair of the Board and Chief Executive Officer of ReadBooks Technologies SAS, as director of Poudre Noire Inc. and as director of Xpertdoc Technologies Inc. Mr. Turcotte serves as director and the Chair of the Human Resources Committee of the Pointe-à-Callières Museum Society and as director of the Nouveau Monde Theater Foundation. He is also an independent member of the IT Committee of McGill University’s Board of Governors. Mr. Turcotte holds a Bachelor’s degree in computer science and mathematics from Laval University and is a member of the Institute of Corporate Directors. Mr. Turcotte holds an interest in Alithya’s multiple voting shares (please refer to the section entitled “Additional Information — Principal Shareholders”).

	BOARD/COMMITTEE MEMBERSHIP		ATTENDANCE(2)
	Board		5 of 5	100%
	Corporate Governance and Nominating Committee (Chair)		4 of 4	100%
	Human Capital and Compensation Committee		4 of 4	100%
	SECURITIES HELD OR CONTROLLED
	Subordinate Voting Shares				145,700
	Multiple Voting Shares				1,634,333
	DSUs(3)				63,193
	Value at Risk(4)				$6,617,181
	Minimum Share Ownership Requirement(5)				Met (31.6x)
	Independent				Yes

(1)	Excludes Ms. Gilbert and Mr. Péladeau, who are proposed as nominee directors for the first time at the Meeting.

(2)

For an overview of Board and committee meetings attendance by all directors of the Company during the fiscal year ended March 31, 2021, please refer to the section entitled “Board and Committee Attendance” below.

(3)

DSUs are issued under Alithya’s Long Term Incentive Plan. For a summary of the material terms of Alithya’s Long Term Incentive Plan as amended on June 9, 2021, please refer to Schedule A of this Information Circular. For additional information regarding grants of DSUs to directors, please refer to the section entitled “Board Compensation — Long Term Incentive Plan – DSUs”.

(4)

For non-executive directors, the Value at Risk represents the total value of Shares and DSUs, which total value is based on $3.59, the closing price of the subordinate voting shares on the TSX on July 19, 2021. For executive directors, the Value at Risk represents the total value of Shares and RSUs, which total value is based on $3.59, the closing price of the subordinate voting shares on the TSX on July 19, 2021. Options, if applicable, and PSUs are not taken into account in the Value at Risk and the minimum share ownership requirement.

(5)

All directors, except Mr. Raymond, are subject to the minimum share ownership requirement applicable to the Company’s directors, as more fully detailed in the section entitled “Board Compensation – Director Share Ownership Requirement”. If elected, Ms. Gilbert and Mr. Péladeau, who are proposed as nominee directors for the first time at the Meeting, will have until September 14, 2026, to satisfy the Director Share Ownership Requirement. For information regarding the minimum share ownership requirement applicable to Mr. Raymond, please refer to the section entitled “Executive Compensation Program – Executive Share Ownership Requirement”.

(6)

Ms. Gilbert is being proposed as nominee director for the first time at the Meeting in accordance with the terms of the Investor Rights Agreement entered into by the Company and La Capitale on April 1, 2021. In accordance with such agreement, the Company shall propose for election a candidate designated by La Capitale until La Capitale ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company.

Notwithstanding the foregoing, La Capitale shall be entitled to such nomination right until April 1, 2024 as long as it holds no less than 9,983,276 subordinate voting shares, which corresponds to the number of shares issued to La Capitale upon closing of the R3D Acquisition on April 1, 2021. As an executive officer of an organization from which Alithya receives significant revenues, Ms. Gilbert is considered non-independent pursuant to NASDAQ corporate governance rules.

(7)

Mr. Péladeau is being proposed as nominee director for the first time at the Meeting in accordance with the terms of the Investor Rights Agreement entered into by the Company and Québecor on April 1, 2021. In accordance with such agreement, the Company shall propose for election a candidate designated by Québecor until Québecor ceases to beneficially own at least 10% of the issued and outstanding subordinate voting shares of the Company. Notwithstanding the foregoing, Québecor shall be entitled to such nomination right until April 1, 2024 as long as it holds no less than 9,983,276 subordinate voting shares, which corresponds to the number of shares issued to Québecor upon closing of the R3D Acquisition on April 1, 2021. As an executive officer of an organization from which Alithya receives significant revenues, Mr. Péladeau is considered non-independent pursuant to NASDAQ corporate governance rules.

(8)

The subordinate voting shares attributed to Mr. Péladeau in the summary table are held through 9429-1143 Québec inc., a wholly-owned subsidiary of Québecor Media inc., which is a subsidiary of Québecor inc., a company controlled by Mr. Péladeau.

(9)	Mr. Raymond is considered non-independent as he is the President and Chief Executive Officer of the Company.

(10)

For more information regarding options to purchase Shares, please refer to the summary of the material terms of Alithya’s Long Term Incentive Plan, as amended on June 9, 2021, included in Schedule A of this Information Circular as well as the sections entitled “Statement of Executive Compensation” and “Compensation Discussion and Analysis – Long Term Incentive Plan”.

(11)	RSUs and PSUs are issued under Alithya’s Long Term Incentive Plan and shall be settled in Shares or, at the Company’s option, in cash. For a summary of

ALITHYA  |  Nominees for Election to the Board      16

the material terms of Alithya’s Long Term Incentive Plan as amended on June 9, 2021, please refer to Schedule A of this Information Circular.

(12)

Until March 31, 2021, Mr. Turcotte was deemed by applicable securities laws to be non-independent as he rendered paid consulting services to the Company, before it went public, exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2021. As more than three years have now passed, the Board has determined that it is now appropriate to consider Mr. Turcotte to be an independent director.

BOARD AND COMMITTEE ATTENDANCE

The following table indicates the attendance of the current directors of the Company at regularly scheduled Board and committee meetings for the fiscal year ended March 31, 2021.

NAME OF DIRECTOR	BOARD(1)		AUDIT AND RISK MANAGEMENT COMMITTEE(1)		CORPORATE GOVERNANCE AND NOMINATING COMMITTEE(1)		HUMAN CAPITAL AND COMPENSATION COMMITTEE(1)
Dana Ades-Landy	5 of 5	100%	4 of 4	100%	-	-	-	-

Robert Comeau	5 of 5	100%	4 of 4	100%	-	-	-	-

Fredrick DiSanto(2)	5 of 5	100%	-	-	4 of 4	100%	-	-

Lucie Martel	5 of 5	100%	-	-	-	-	4 of 4	100%

Paul Raymond	5 of 5	100%	-	-	-	-	-	-

James B. Renacci	5 of 5	100%	-	-	-	-	-	-

Ghyslain Rivard	5 of 5	100%	-	-	4 of 4	100%	4 of 4	100%

C. Lee Thomas	5 of 5	100%	4 of 4	100%	-	-	-	-

Pierre Turcotte	5 of 5	100%	-	-	4 of 4	100%	4 of 4	100%
		100%		100%		100%		100%

(1)	The Company by-laws allow directors to participate by any electronic means at Board and committee meetings.
(2)	Mr. DiSanto is not standing for re-election on the Board and will therefore cease to act as a director and member of the Corporate Governance and Nominating Committee on September 15, 2021.

During fiscal 2021, the Board adapted its regularly scheduled routine to stay informed and closely monitor the Company’s response to the ongoing COVID-19 pandemic and its impacts on Alithya’s business and its stakeholders. As such, the Board received frequent special updates from the President and Chief Executive Officer and other members of management to ensure that the Company successfully navigates through this global pandemic. During the fiscal year ended March 31, 2021, the Board held four of such special meetings to which all directors attended.

BOARD SKILLS MATRIX

The following table identifies the competencies of each Nominee Director, together with their gender, age, geographical representation, and tenure at Alithya.

ALITHYA  |  Nominees for Election to the Board      17

Director Compensation

The compensation program of the Board is designed to directly align the interests of directors with the long-term interests of the Company’s shareholders and aims at providing fair, reasonable and competitive total compensation required to attract and retain experienced and competent directors.

To assist in determining the appropriate compensation for members of the Board, the Human Capital and Compensation Committee (“Committee”) reviews competitive practices from time to time with the assistance of independent compensation consultants as discussed in the section entitled “Compensation Discussion and Analysis – Executive Compensation Program – Compensation Review Process – Compensation Consultant”.

The Committee reviews at least annually compensation data from a comparator group (see the list of companies included in the reference group in the section entitled “Director Compensation – Structure of Compensation – Comparator Group” below).

Considering the several measures implemented by Alithya in fiscal 2021 to protect its financial position and preserve liquidity in response to the impact of the COVID-19 pandemic, the Board unanimously approved, on the recommendation of the Committee, the deferral to a later date in the year of the payment of the portion of their annual retainer payable in cash. In addition, the Board decided to postpone the competitive review of compensation of the directors initially set for fiscal 2021 and agreed to leave unchanged their compensation as previously adopted in respect of the financial year ending on March 31, 2020.

At the November 2020 meeting of the Committee, it was agreed to revalidate the peer group and work with the Board’s advisors to revisit the compensation recommendations. In the third and fourth quarters of fiscal 2021, the Committee retained the services of Willis Towers Watson (“WTW”) to assess the level of compensation of the directors using an updated comparator group. Following the review, as a first step, the Committee recommended changes for approval by the Board to be effective in fiscal 2022. The changes principally aim at further aligning the total compensation at the median of the Canadian market to ensure that Board compensation competitiveness for the current stage of the Company’s development. Also effective in fiscal 2022, the Board increased the minimum share ownership requirement for directors from two to three times the portion of their annual retainer payable in cash.

Any director who is also an employee of the Company or of any of its affiliates does not receive any compensation as a director.

STRUCTURE OF COMPENSATION

The compensation of the directors is structured as an all-inclusive annual retainer payable in cash (“Cash-Based Component”) and in share-based awards in the form of DSUs (“Share-Based Component”). The Cash-Based Component varies based on role(s) held by the directors on the Board (e.g. chairing the Board or a committee and/or being a committee member), while the Share-Based Component is set at $35,000 for all directors. This flat-fee approach was found to continue to be consistent with the compensation trends of the comparator group, adds predictability to compensation paid to directors, and is simpler to administer. Taking into account Alithya’s response to the impact of the COVID-19 pandemic, the Committee and the Board considered such compensation to remain appropriate for fiscal 2021. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

Directors are also reimbursed for reasonable travel and other out-of-pocket expenses incurred for attendance at Board and committee meetings.

Comparator Group

In fiscal 2021, Alithya’s director compensation was compared against a comparator group comprised of 12 companies, including companies in the IT industry, as well as companies in other industries, but of comparable size to Alithya in terms of revenues and market capitalization, given that Alithya competes to attract and retain directors in Canada, the U.S. and Europe. The comparator group used for the Board compensation review is the same as that for the NEOs. The compensation of the Company’s directors is below the comparator group median, except for the compensation paid to the Board Chair which is slightly above the comparator group median.

COMPANY NAME	PRIMARY INDUSTRY
Altus Group Ltd.	IT Consulting Services

Avid Technology Inc.	Technology and Multimedia

Box Inc.	IT Consulting Services

Calian Group Ltd.	Professional Services

Descartes Systems Group Inc.	IT Consulting Services

GFT Technologies SE IBI Group Inc.	IT Consulting Services IT Consulting Services

Ordina N.V.	IT Consulting Services

Perficient Inc.	IT Consulting Services

Quotient Technology Inc.	Marketing Technology

Shopify Inc.	eCommerce

Willdan Group Inc.	IT Consulting Services

Annual Retainer

The following table shows the Cash-Based Component and the Share-Based Component of the annual retainer of all directors for the fiscal year ended March 31, 2021:

DIRECTOR POSITION	ANNUAL RETAINER
	CASH-BASED COMPONENT(1)	SHARE-BASED COMPONENT
Board Chair	$95,000	$35,000

Director	$40,000	$35,000

Committee Chair	$35,000	-

Committee Member	$10,000	-

(1)

Directors may elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs or a combination of both. Until a director has achieved his or her minimum share ownership requirement, 50% of his or her annual Cash-Based Component is paid in DSUs.

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Long Term Incentive Plan – DSUs

In addition to the Share-Based Component of their annual retainer, directors may, subject to the Director Share Ownership Requirement (as defined below), prior to the beginning of each calendar year, elect to receive all or part of the Cash-Based Component of their annual retainer either in cash, in DSUs issued pursuant to the Company’s Long Term Incentive Plan (“LTIP”), or a combination of both.

DSUs are credited to each director’s account on the last day of each quarter and the number to be credited is calculated by dividing the dollar amount to be received in DSUs for such quarter by the closing price of the subordinate voting share on the TSX, on the last trading day immediately preceding the date of grant. Each DSU entitles the beneficiary thereof to receive upon resignation, retirement or death, one subordinate voting share of the Company. Each director has an account where DSUs are credited and held until the director leaves the Board.

The issuance of DSUs to directors is considered a key component to enhance the Company’s ability to attract and retain talented individuals to serve as members of the Board, to promote alignment of interests between directors and the Company’s shareholders and to assist directors in fulfilling the Director Share Ownership Requirement.

Detailed information on the LTIP (as amended on June 9, 2021) is included in Schedule A of this Information Circular.

DIRECTOR COMPENSATION TABLE

The table below shows the total compensation earned by each director for the fiscal year ended March 31, 2021.

NAME OF DIRECTOR	TOTAL FEES EARNED ($)	PAID IN CASH(1)(2) ($)	PAID IN SHARE-BASED AWARDS(3) ($)	ALL OTHER COMPENSATION ($)

Dana Ades-Landy	85,000	40,625	44,375	-

Robert Comeau	110,000	37,500	72,500	-

Fredrick DiSanto	85,000	-	85,000	-

Lucie Martel	110,000	37,500	72,500	-

James B. Renacci	75,000	10,000	65,000	-

Ghyslain Rivard	95,000	60,000	35,000	-

C. Lee Thomas	85,000	28,125	56,875	-

Pierre Turcotte	130,000	38,000	92,000	-

(1)	This column shows the value of the retainer earned by the directors in respect of the fiscal year ended March 31, 2021 payable in cash.

(2)

In respect of fiscal 2021, Ms. Ades-Landy received half of her Cash-Based Component in DSUs during the first quarter as she did not meet the Director Share Ownership Requirement, after which she elected to receive all of the Cash-Based Component in cash until the fourth quarter where she elected to receive 25% of her Cash-Based Component in DSUs. Messrs. Comeau and Thomas elected to receive half of their Cash-Based Component in DSUs during fiscal 2021, except for the fourth quarter where Mr. Thomas elected to receive 25% of his Cash-Based Component in DSUs. Ms. Martel and Mr. Rivard elected to receive all of the Cash-Based Component in cash, except that Ms. Martel received half of hers in DSUs as she had not met the Director Share Ownership Requirement. Mr. Turcotte elected to receive 70% of the Cash-Based Component in DSUs, except for the fourth quarter where he elected to receive 30% of his Cash-Based Component in DSUs. Messrs. DiSanto and Renacci elected to receive all of the Cash-Based Component in DSUs during fiscal 2021, except for the fourth quarter where Mr. Renacci elected to receive all the Cash-Based Component in cash.

(3)

This column shows the value of the Board retainer earned by the directors in respect of the fiscal year ended March 31, 2021 and which was paid in DSUs. It includes the Share-Based Component of their annual retainer as well as the value of the Cash-Based Component of their annual retainer they either elected to receive in additional DSUs or that was paid in DSUs pursuant to the Director Share Ownership Requirement.

INCENTIVE PLAN AWARDS - OUTSTANDING AWARDS

The following table shows options (option-based awards) held by directors as at March 31, 2021 as well as the market value of vested DSUs (share-based awards) held as at such date. The Company’s directors did not receive any option-based awards in respect of their compensation for the fiscal year ended March 31, 2021. Outstanding options listed in the table below were originally granted by Edgewater prior to the Edgewater Acquisition.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS

NAME	NUMBER OF SUBORDINATE VOTING SHARES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN- THE-MONEY OPTIONS ($)	MARKET OR PAYOUT VALUE OF SHARE- BASED AWARDS THAT HAVE NOT VESTED ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)	(1)

Dana Ades-Landy	-	-	-	-	-	115,797
Robert Comeau	-	-	-	-	-	149,948
Fredrick DiSanto(2)(3)	20,856	5.59	February 16, 2022	-
	6,436	6.16	June 14, 2022	-

	27,292	-	-	-	-	153,193
Lucie Martel	-	-	-	-	-	119,395
James B. Renacci	-	-	-	-	-	102,243
Ghyslain Rivard	-	-	-	-	-	81,327
C. Lee Thomas	-	-	-	-	-	124,096
Pierre Turcotte	-	-	-	-	-	167,855

(1)

Shows the aggregate market value of DSUs held as at March 31, 2021 based on $3.07, the closing price of the subordinate voting shares on the TSX on March 31, 2021, the last trading day of the fiscal year ended March 31, 2021. All DSUs are fully vested at the time of grant.

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(2)

Mr. DiSanto’s options are options that were originally issued by Edgewater and which were converted, on substantially the same terms and conditions as were applicable under the Edgewater incentive plans before the Edgewater Acquisition, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Edgewater Acquisition multiplied by the equity exchange ratio of 1.1918.

(3)

The exercise price of Mr. DiSanto’s options is in U.S. dollars. The exercise price of his options held prior to the Edgewater Acquisition was originally fixed by Edgewater and was reduced by an amount of US$1.15 per option, immediately prior to the closing of the Edgewater Acquisition in order to reflect the special dividend paid on each Edgewater share of common stock then outstanding to Edgewater stockholders of record on October 31, 2018, and divided by the 1.1918 equity exchange ratio upon closing. The exercise price shown is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2021 exchange rate of $1.2571 for each U.S. dollar:

Option Expiration Date	Option Exercise Price (US$)	Option Exercise Price (C$)
February 16, 2022	4.45	5.59
June 14, 2022	4.90	6.16

INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The table below shows the value of options (option-based awards) and DSUs (share-based awards) held by directors which vested during the fiscal year ended March 31, 2021. Directors did not receive any option-based awards or non-equity incentives during the fiscal year ended March 31, 2021.

NAME	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR	SHARE-BASED AWARDS - VALUE VESTED DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR
Dana Ades-Landy	-	44,375	-

Robert Comeau	-	72,500	-

Fredrick DiSanto	-	85,000	-

Lucie Martel	-	72,500	-

James B. Renacci	-	65,000	-

Ghyslain Rivard	-	35,000	-

C. Lee Thomas	-	56,875	-

Pierre Turcotte	-	92,000	-

DIRECTOR SHARE OWNERSHIP REQUIREMENT

The directors of the Company play a central role in enhancing shareholder value and are therefore required to acquire and maintain a certain level of ownership in the Company in accordance with the Company’s minimum share ownership requirement for directors. Such policy was adopted to better align the directors’ economic interests with those of shareholders. The Board has adopted a minimum share ownership requirement for directors which requires each director to own, within three years of the later of November 1, 2018 and their election or appointment, Shares and share-based awards, such as DSUs, having an aggregate value equal to at least two times the Cash-Based Component of their annual retainer (the “Director Share Ownership Requirement”), and each director is required to continue to hold such value throughout his or her tenure as a director. Effective in fiscal 2022, the Board decided to increase the minimum share ownership requirement for directors from two to three times the Cash-Based Component of their annual retainer, which shall be reached within a five-year period starting on the later of July 1, 2021 and their election or appointment on the Board. To assess the Director Share Ownership Requirement, Shares and vested equity grants such as DSUs are valued at the greater of the price of the subordinate voting shares at the time those Shares or DSUs were acquired and the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading day preceding the date on which the share ownership level is assessed. In addition, Alithya securities held to comply with the Director Share Ownership Requirement shall not be, during the directors’ tenure, the object of specific monetization procedures or other hedging procedures to reduce the exposure related to their ownership.

Directors may elect to receive up to 100% of the Cash-Based Component of their annual retainer in DSUs. Until they meet the Director Share Ownership Requirement, directors are, however, required to receive at least 50% of the Cash-Based Component of their annual retainer in DSUs.

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Director Share Ownership Table

The following table provides information on the number and the value of Shares and DSUs owned by each non-executive Nominee Director as at July 19, 2021, and indicates whether they meet the Director Share Ownership Requirement.

DIRECTOR	NUMBER OF SHARES(1) OWNED, CONTROLLED OR DIRECTED	TOTAL VALUE OF SHARES(1)(2) ($)	NUMBER OF DSUs HELD	TOTAL VALUE OF DSUs(2) ($)	TOTAL NUMBER OF SHARES(1)(2) OWNED, CONTROLLED OR DIRECTED AND DSUs	TOTAL VALUE OF SHARES(1)(2) AND DSUs(2) ($)	DIRECTOR SHARE OWNERSHIP REQUIREMENT(3)

Dana Ades-Landy	12,725	45,683	42,420	152,288	55,145	197,971	✓

Robert Comeau	51,300	184,167	55,480	199,173	106,780	383,340	✓

Mélissa Gilbert(4)	-	-	-	-	-	-	-

Lucie Martel(5)	-	-	45,528	163,446	45,528	163,446	On target

Pierre Karl Péladeau(6)	9,983,276	35,839,961	-	-	9,983,276	35,839,961	✓

James B. Renacci	95,000	341,050	36,991	132,798	131,991	473,848	✓

Ghyslain Rivard	4,962,819	17,816,520	30,178	108,339	4,992,997	17,924,859	✓

C. Lee Thomas	51,000	183,090	45,123	161,992	96,123	345,082	✓

Pierre Turcotte	1,780,033	6,390,318	63,193	226,863	1,843,226	6,617,181	✓

(1)	Subordinate voting shares and/or multiple voting shares, as applicable.

(2)	Based on $3.59, the closing price of the subordinate voting shares on the TSX on July 19, 2021.

(3)

The minimum share ownership assessment is based on the total value of the greater of the price of the subordinate voting shares at the time the Shares or DSUs were acquired and the market value of the Shares or DSUs using the average closing price of the subordinate voting shares on the TSX for the five trading day preceding July 19, 2021 (which was $3.67).

(4)	Ms. Gilbert was not subject to the Director Share Ownership Requirement as at July 19, 2021 as her nomination is being proposed for the first time at the Meeting.

(5)	Ms. Martel has until July 1, 2026 to comply with the Director Share Ownership Requirement, as increased effective July 1, 2021.

(6)	Mr. Péladeau was not subject to the Director Share Ownership Requirement as at July 19, 2021 as his nomination is being proposed for the first time at the Meeting.

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Statement of Corporate Governance Practices

We believe our success relies on our reputation and the trust placed in our Company by our clients, employees, suppliers and others we interact with in our operations. Our commitment to specific core values such as respect, trust and integrity guide our actions and the way we operate responsibly and with integrity. As such, we are committed to adhering to high standards of corporate governance and designed our corporate governance practices consistent with this objective. The role, specific mandate and functioning rules of the Board and its committees are set forth in our corporate governance guidelines (“Corporate Governance Guidelines”) and their respective mandate adopted by the Board. Our Corporate Governance Guidelines and the mandate of the Board and its committees are available on our website at www.alithya.com. They are reviewed at least annually with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving best practices, changing circumstances and our needs.

As a Canadian reporting issuer with securities listed on the TSX and NASDAQ, our corporate governance practices comply with applicable rules adopted by the Canadian securities regulators (“CSA”), applicable provisions of the U.S. Sarbanes-

Oxley Act of 2002 and related rules of the U.S. Securities and Exchange Commission (“SEC”). We are exempted from complying with certain of the NASDAQ corporate governance rules, provided that we comply with Canadian governance requirements. Accordingly, except as summarized on our website at www.alithya.com, our corporate governance practices comply with the NASDAQ corporate governance rules in all significant respects.

The Board is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal corporate objective, which is the enhancement of shareholder value, and that its corporate governance practices meet the requirements of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines. The Board has approved the disclosure of the Company’s corporate governance practices described below, on the recommendation of the Corporate Governance and Nominating Committee (referred to as the “Governance Committee”).

Here are a few highlights of our corporate governance practices:

89% OF INDEPENDENT DIRECTORS WITH AN INDEPENDENT LEAD DIRECTOR	TARGETS OF 30% OF DIRECTORS WHO ARE WOMEN, AND WHO HAVE DIVERSE BACKGROUNDS BY THE END OF 2022	ANNUAL BOARD EVALUATION PROCESS	OVERBOARDING AND BOARD INTERLOCK POLICIES	MINIMUM OF 75% OF BOARD AND COMMITTEE ATTENDANCE AS RE-ELECTION ELIGIBILITY CRITERIA

BOARD OF DIRECTORS

Mandate of the Board

The Board has clearly delineated its role and the role of management. The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company, while management’s role is to conduct the day-to-day operations in a way that will meet this objective. The mandate of the Board, which it currently discharges directly or through one of its three committees, is to supervise the management of the business and affairs of the Company, and includes responsibility for approving strategic goals and objectives, review of operations, disclosure and communication policies, oversight of financial reporting and other internal controls, corporate governance, director orientation and education, executive compensation and oversight, and director nomination, compensation and assessment. Board committees’ recommendations are generally subject to Board approval. Meetings of the Board are held at least five times a year and as necessary.

The Board annually reviews the adequacy of its mandate. The text of the Board’s mandate is set out in Schedule B to this Information Circular.

Composition of the Board

BOARD SIZE

The Board is currently comprised of nine members, namely: Dana Ades-Landy, Robert Comeau, Fredrick DiSanto, Lucie Martel, James B. Renacci, Paul Raymond, Ghyslain Rivard, C. Lee Thomas and Pierre Turcotte, and has fixed at ten the number of directors to be elected at the Meeting. Except for Ms. Gilbert and Mr. Péladeau, whose nominations are proposed for election at the Meeting for the first time, all of the Nominee Directors are currently members of the Board and were elected at the last annual meeting of shareholders.

INDEPENDENCE OF DIRECTORS

In determining whether a director is independent, the Board applies the standards developed by Canadian and U.S. securities laws and regulations and the NASDAQ corporate governance standards, in light of all relevant facts. To better align the interest of the Board with those of our shareholders, more than two thirds of the Nominee Directors are independent. Except for Ms. Gilbert and Ms. Péladeau, who both are executive officers of an organization from which Alithya receives significant revenues, and Mr. Raymond, who is the Company’s President and Chief Executive Officer, the Board determined that the

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seven other Nominee Directors are independent. Until March 31, 2021, Mr. Turcotte was deemed by applicable securities laws to be non-independent, as he rendered paid consulting services to the Company, before it went public, exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2021. As more than three years have now passed, the Board has determined that it is now appropriate to consider Mr. Turcotte to be an independent director.

INDEPENDENT	NON-INDEPENDENT

Dana Ades-Landy Robert Comeau Lucie Martel James B. Renacci Ghyslain Rivard C. Lee Thomas Pierre Turcotte(4)	Mélissa Gilbert(1) Paul Raymond(2) Pierre Karl Péladeau(3)
(1)	Ms. Gilbert is an executive officer of an organization from which Alithya receives significant revenues.

(2)	Mr. Raymond is the President and Chief Executive Officer of the Company.

(3)	Mr. Péladeau is an executive officer of an organization from which Alithya receives significant revenues.

(4)

Until March 31, 2021, Mr. Turcotte was deemed by applicable securities laws to be non-independent, as he rendered paid consulting services to the Company, before it went public, exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2021. As more than three years have now passed, the Board has determined that it is now appropriate to consider Mr. Turcotte to be an independent director.

In-Camera Meetings

The Board holds an in-camera meeting of the non-executive directors and an in-camera meeting of the independent directors in conjunction with every regular meeting of the Board. During the fiscal year ended March 31, 2021, in-camera meetings of the non-executive and independent directors were held after each of the regularly scheduled and special COVID-related meetings.

DIRECTORSHIPS OF OTHER ISSUERS AND BOARD INTERLOCKS

As indicated in our Corporate Governance Guidelines, the Company recognizes that the Board can benefit from a director also serving on the board of other issuers, so long as such service does not conflict with the Company’s interests. For example, no director shall also serve as a director, officer or employee of one of the Company’s competitors. In general, each non-executive director is expected to hold no more than four directorships with other publicly listed issuers, and each executive director is expected to hold no more than two such directorships.

In addition, members of the Audit Committee may not serve on the audit committee of more than two other publicly listed issuers, unless the Board has first determined that such simultaneous service would not impair the ability of the applicable director to serve on the Audit Committee. A director wishing to join any other board of directors, whether of a private or public corporation, must first request permission of the Chair of the Board so that the appropriate review can be undertaken to ensure that there is no potential conflict or any other legal or business concerns.

As at July 19, 2021, certain Nominee Directors were directors of other publicly listed issuers, as outlined in the following table:

NAME	PUBLIC ENTITY	COMMITTEES

Dana Ades-Landy	Peak Fintech Group Inc. (CSE/OTCQX)	Chair of the Governance and Nominating Committee and member of the Audit Committee and of the Human Capital and Compensation Committee

	Sagen MI Canada Inc. (TSX)	Member of the Audit Committee

Robert Comeau	H2O Innovation Inc. (TSX-V)	Chair of the Audit Committee

Paul Raymond	WSP Global Inc. (TSX)	Member of the Audit Committee

James B. Renacci	Hill International, Inc. (NYSE)	Member of the Audit and Compensation Committees

Following the Governance Committee’s recommendation announced last year, the Company’s Corporate Governance Guidelines were amended to provide that there may not be more than two board interlocks at any given time. A board interlock is considered to occurs when two of the Company’s directors serve together on the board of another public company or investment company. As of July 19, 2021, there were no board interlocks.

POSITION DESCRIPTIONS

The Board has developed written position descriptions for the Chair of the Board, the lead director and the President and Chief Executive Officer, the complete text of which can be found on the Company’s website at www.alithya.com. Summaries of the foregoing position descriptions are included below. Position descriptions are reviewed annually by the Governance Committee and are updated as required.

Chair of the Board

The Company’s Board is led by a non-executive Chair, who, as per our Corporate Governance Guidelines, must be appointed by the Board upon the recommendation of the Governance Committee. The prime responsibility of the Board Chair is to provide leadership to the Board and enhance Board effectiveness. As such, the Board Chair prepares and presides Board meetings and ensures the efficient conduct of the Board’s work. In fulfilling his responsibilities, the Board Chair acts as a liaison between the Board and management and takes steps to foster the Board’s understanding of its responsibilities and boundaries with management. The Board Chair also oversees the responsibilities delegated to Board committees. Mr. Pierre Turcotte is the current Chair of the Board. Until March 31, 2021, Mr. Turcotte was deemed by applicable securities laws to be non-independent, as he rendered paid consulting services to the Company, before it went public, exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2021. As more than three years have now passed, the Board has determined that it is now appropriate to consider Mr. Turcotte to be an independent director.

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Lead Director

The Board has appointed an independent lead director whose prime responsibility is to assist the Board Chair in enhancing Board effectiveness. Notwithstanding this year’s change in the Board Chair’s independence status, the Board elected to uphold the lead director function which has positively contributed to the Board’s productive discussions and overall efficiency. In fulfilling his responsibilities, the lead director provides input to the Board Chair regarding the planning and organization of the activities of the Board and assists the Governance Committee by providing input regarding the composition and structure of the Board and its committees and ensuring that the effectiveness of the Board is regularly assessed. The lead director also chairs periodic meetings of the independent directors and reports to the Board Chair on discussions to facilitate the interaction between the independent directors and management. Mr. Robert Comeau is the current lead director of the Company.

President and Chief Executive Officer

The President and Chief Executive Officer is responsible for leading the growth and success of the Company. In fulfilling his responsibilities, the President and Chief Executive Officer develops the Company’s strategic plans, in light of emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation, and oversees the implementation of such plans once approved by the Board. The President and Chief Executive Officer ensures that the Company achieves and maintains a satisfactory level of competitiveness both through organic growth, by strengthening existing client partnerships and fostering new relationships, and strategic acquisitions. Mr. Paul Raymond is the current President and Chief Executive Officer and he reports to the Company’s Board.

Nomination to the Board

SKILLS MATRIX

When identifying potential director candidates, the Governance Committee and the Board Chair (who is also the Chair of the Governance Committee) focus on expanding and completing the Board’s overall knowledge, expertise and diversity. Board renewal and succession planning is an item in the work program of the Committee and is subject to regular discussions.

In proposing a list of director candidates, the Board is guided by the process described in the Company’s Corporate Governance Guidelines. As part of the process, the Board Chair, in consultation with the Governance Committee, has developed a skills matrix based on types of business expertise and industry experience and diversity criteria (gender, age, geographical representation and Board tenure), which aims at identifying gaps to be addressed in the director nomination process. Such process ensures that the skill set developed by directors, through their business expertise and experience, meets the needs of the Board. The Board also gives careful consideration to expertise, experience and diversity of current directors, the suitability and performance of potential director candidates, as well as their independence, qualifications, financial acumen, business judgment and board dynamics.

For an overview of the competencies of each Nominee Director, together with their gender, age, geographical representation and Board tenure, please refer to the Board Skills Matrix presented in the section entitled “Nominees for Election to the

Board – Board Skills Matrix”. The Governance Committee reviews at least annually its skills matrix with the Board Chair with a view to (i) ensuring that the Board’s overall experience and expertise remain diversified, (ii) ensuring that the matrix itself remains accurate and relevant to the evolving needs of the Company, and (iii) filling any gaps so that the needs of the Board are met.

In order to assist the Governance Committee and the Board Chair in recommending director candidates, the Governance Committee, together with the Board Chair, identifies potential director candidates and, prior to nominating a new director for election or appointment, the Board Chair and the President and Chief Executive Officer meet with the candidate to discuss his or her interest and willingness to serve on Alithya’s Board, potential conflicts of interest, and his or her ability to devote sufficient time and energy to the Board.

BOARD DIVERSITY

In an increasingly complex global market, the ability to draw on a wide-range of viewpoints, backgrounds, skills, and experience is critical to the Company’s success. Further, diversity helps to ensure that a wide variety of different perspectives are brought to bear on issues, while enhancing the likelihood that proposed solutions will be nuanced, inclusive and comprehensive.

The Company believes that diversity at board, executive officer and senior management levels (and at all levels within the Company) can provide a number of potential benefits, including:

•	Access to a significant part of a potentially relevant talent pool that can contribute to and lead in a variety of technical and other functional areas;

•

Unique and tangible contributions, resulting from different perspectives, experiences, concerns and sensibilities, in finance, strategy, marketing, client relations, technology, mentoring and employee relations in a world of diverse clients and workforces;

•	Potential for richer discussion and debate that may ultimately increase effectiveness in decision-making and advising functions;

•	Increased likelihood that the perspectives and concerns of all stakeholders are represented in discussions; and

•	Signaling Alithya’s values to various stakeholders, including employees at all levels, shareholders, clients, communities, regulators and other government officials, and the public.

The Board believes that diversity of personal characteristics such as age, gender, ethnicity, geographical representation, business expertise, stakeholder expectations and culture is an important attribute of a well-functioning Board. Alithya believes that increasing the diversity of the Board to reflect the communities and clients Alithya serves is essential in maintaining a competitive focus and that a diverse board also signals that diverse perspectives are important to the Company, and that Alithya is committed to inclusion. Alithya has adopted a written policy on board diversity which is contained in its Corporate Governance Guidelines, reflecting a commitment to include an appropriate number of women directors.

The Governance Committee, which is responsible for recommending director candidates to the Board, considers candidates on merit, based on a balance of skills, background,

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experience, knowledge and personal characteristics. The Governance Committee also sets measurable objectives for achieving diversity and recommend them to the Board for adoption. In connection with these objectives, the Company’s Corporate Governance Guidelines set as a target that at least 30% of directors on the Board should be women and that at least 30% of directors should be of diverse backgrounds by the end of the calendar year 2022.

In furtherance of these objectives, three of the ten Nominee Directors being proposed for election at this year’s Meeting are women. If all nominated directors are elected, women would represent 30% of the Board. The Governance Committee considers the level of representation of women and diversity on the Board by overseeing the selection process and ensuring that women and other diverse candidates are included in the list of candidates proposed to the Board as potential directors.

IDENTIFICATION OF POTENTIAL DIRECTOR CANDIDATES

The Governance Committee has the mandate to identify and recruit qualified director candidates and to make recommendations to the Board for their nomination for election or appointment. The Chair of the Board and the President and Chief Executive Officer are consulted and have input throughout the selection process. The Board, however, retains the ultimate responsibility for giving its approval for its composition and size and the selection of candidates nominated for election or appointed as directors. An invitation to stand as a nominee director is made to a candidate by the Board through the Board Chair.

The Governance Committee is mandated to review annually the competencies, skills and personal qualities applicable to candidates to be considered for nomination to the Board. The objective of this review is to maintain the composition of the Board in a way that provides, in the judgment of the Board, an appropriate variety of skills and experience to overview the overall stewardship of the Company. The Governance Committee, together with the lead director, is responsible for conducting an annual assessment of the overall performance and effectiveness of the Board and each committee, the Board Chair and each committee Chair and reporting on such assessments to the Board. The objective of the evaluation is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. Results of the board assessment are taken into consideration when assessing the Board composition. For more information on such assessments, please refer to the section entitled “Board Assessment”.

NOMINATION OF DIRECTORS FOR RE-ELECTION

Our Corporate Governance Guidelines provide that each director must have a combined attendance rate of 75% or more at Board and committee meetings to stand for re-election, unless exceptional circumstances arise such as illness, death in the family or other like circumstances, failing which such director must tender a written offer to resign. As of July 19, 2021, the Nominee Directors all met such condition.

MAJORITY VOTING POLICY

The Board has adopted a policy, which forms part of our Corporate Governance Guidelines, to the effect that any nominee director who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, shall tender his or her resignation to the Board promptly following the meeting of shareholders at which the director was elected. The directors, other than those who also received a majority withheld vote at the same election, shall consider and, within 90 days following the election, determine whether or not to accept the resignation. The Board will make its decision and promptly announce it in a press release within 90 days following the shareholders meeting, a copy of which will be provided to the TSX. The Board shall, however, accept such resignation absent exceptional circumstances and the resignation shall be effective when accepted by the Board. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the Board.

ADVANCE NOTICE BY-LAW

As per sections 26 to 32 of the Company by-laws, only persons who are nominated in accordance with the procedures contained therein shall be eligible for election as directors of the Company. Such nomination process sets a deadline before a shareholders meeting for a shareholder to notify the Company of his, her or its intention to nominate directors, and lists the information that must be included with such nominations’ notice to be valid. Such provisions apply at any shareholders meeting that was called for the election of directors, but may be waived by the Board at its sole discretion.

The Board believes that this requirement establishes a transparent and fair process for all shareholders to follow if they intend to nominate directors, and allows all shareholders, including those participating by proxy, to have sufficient time and information before they vote for the election of directors. It is also intended to facilitate an orderly and efficient meeting process. A copy of the Company by-laws, including the advance notice provisions, is available on the Company’s website at www.alithya.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Committees’ Mandates and Membership

The Board has established three committees to assist it in fulfilling its mandate: the Audit and Risk Management Committee (“Audit Committee”), the Corporate Governance and Nominating Committee (“Governance Committee”) and the Human Capital and Compensation Committee (“Compensation Committee”). Each committee reports to the Board. The role and responsibilities of committee Chairs and the mandate of the committees are described below.

ROLE AND RESPONSIBILITIES OF COMMITTEE CHAIRS

The text of the mandates of the Audit Committee, the Governance Committee and the Compensation Committee, which can be found on the Company’s website at www.alithya.com, each contain a description of the position of the Chairs. The prime responsibility of committee Chairs is to be responsible for leadership of the committee assignments, including preparing the agenda, presiding over the meetings, making committee assignments, and reporting to the Board following meetings of the committee on matters considered by the committee, its activities and compliance with its mandate. Mr. Robert Comeau is the Chair of the Audit Committee, Mr.

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Pierre Turcotte is the Chair of the Governance Committee and Ms. Lucie Martel is the Chair of the Compensation Committee.

The following is a summary of the mandate of each committee of the Board. Each committee annually reviews the adequacy of its mandate. The text of the Audit Committee’s mandate is set out in Schedule C to this Information Circular.

AUDIT AND RISK MANAGEMENT COMMITTEE

The primary mandate of the Audit Committee is to review the financial statements of the Company and public disclosure documents containing financial information and to report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Company’s public disclosure documents that contain financial information, to oversee the work and review the independence of the external auditor, and to oversee the Company’s internal control over financial reporting. The Audit Committee is also responsible for ensuring that appropriate risk management processes are in place across the Company, including for the management of IT systems and infrastructure and security and cybersecurity risks. In performing its duties and exercising its powers, the Audit Committee considers and addresses the risks related to the establishment, maintenance and implementation of disclosure controls and procedures and internal control over financial reporting and the risks related to security and data privacy that would reasonably be expected to have a material effect on the Company. The membership of the Audit Committee is as follows:

MEMBERSHIP	INDEPENDENT
Robert Comeau (Chair) Dana Ades-Landy C. Lee Thomas	✓ ✓ ✓

Below details the main qualifications of the members of the Audit Committee to effectively contribute to the Audit Committee:

•

Mr. Comeau brings significant financial expertise to the Audit Committee. He served as Chief Financial Officer of both public and private companies from 2005 to 2015 and currently sits as the Chair of the Audit Committee of H2O Innovation Inc. Mr. Comeau holds a Bachelor’s degree in accounting from HEC Montreal and is a Chartered Professional Accountant (CPA, CA).

•

Ms. Ades-Landy has extensive financial expertise. With more than 25 years of experience as an executive in the banking industry, she is currently part of the Special Loans Group of the National Bank of Canada and serves as director and Chair of the Audit Committee of First Lion Holdings Inc. and Sagen MI Canada Inc., as well as a as director and Chair of the Governance and Nomination Committee and member of the Audit and Human Capital and Compensation Committees of Peak Fintech Group Inc. She holds a Master of Business Administration in Finance and Accounting from Concordia University.

•

Mr. Thomas brings valuable financial expertise to the Audit Committee. He has held various roles at Ernst & Young LLP from 1976 to 2014, including that of Managing Partner. He holds a Bachelor’s degree in accounting from Baldwin Wallace University and is a Certified Public Accountant (CPA). He also currently teaches at Baldwin Wallace University.

The mandate of the Audit Committee provides that it must be composed of a minimum of three members, all of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that all members of the Audit Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”). The Board has also determined that Mr. Robert Comeau is an “audit committee financial expert” within the meaning of the SEC regulations and applicable NASDAQ rules.

No member of the Audit Committee receives, other than in his or her capacity as a director or member of a Board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

Robert Comeau, who sits on the audit committee of H2O Innovation Inc., and Ms. Dana Ades-Landy, who sits on the audit committees of Peak Fintech Group Inc. and Sagen MI Canada Inc., serve on audit committees of other public companies. Mr. Robert Comeau is the current Chair of the Audit Committee.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

The primary mandate of the Governance Committee is to oversee the Company’s approach to corporate governance issues, to recommend to the Board corporate governance practices consistent with the Company’s commitment to high standards of corporate governance and to address potential risks related to corporate governance matters. The Governance Committee is, among others, responsible for assessing at least annually the performance and effectiveness of the Board and committees to ensure that they are fulfilling their respective responsibilities and duties. The Governance Committee is also responsible for identifying, and recommending to the Board, potential director candidates who possess the qualifications and skills to fulfill the Board responsibilities. The membership of the Governance Committee is as follows:

MEMBERSHIP	INDEPENDENT
Pierre Turcotte (Chair)(1) Ghyslain Rivard Fredrick DiSanto(2)	✓ ✓ ✓

(1)

Until March 31, 2021, Mr. Turcotte was deemed by applicable securities laws to be non-independent as he rendered paid consulting services to the Company, before it went public, exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2021. Although Mr. Turcotte was not independent, the Governance Committee relied on adequate procedures, including the appointment of an independent lead director and an annual review of corporate governance best practices, to ensure the adoption and objective application of good governance practices. As more than three years have now passed, the Board has determined that it is now appropriate to consider Mr. Turcotte to be an independent director.

(2)

Mr. DiSanto is not standing for re-election on the Board and will therefore cease to act as a member of the Governance Committee on September 15, 2021. It is currently contemplated that Ms. Martel will be appointed as a member of the Governance Committee on September 15, 2021, assuming her re-election on such date.

Below are details of committee members’ career highlights that make them qualified and effective corporate governance decision-makers:

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•

Mr. Turcotte has extensive managerial and directorship experience within both private, public and not-for-profit companies. He was also a director at the time the Company went public and underwent its corporate governance transformation to comply with all rules applicable to public companies. Mr. Turcotte is a member of the Institute of Corporate Directors.

•

Mr. Rivard has more than 35 years of experience in the IT and business services sector and is the founder of the Company. As such, he has at heart the long-term sustainability of the Company leveraging the highest ethical and governance standards in-the IT industry. Like Mr. Turcotte, he was also a director at the time the Company went public, and is also a member of the Institute of Corporate Directors.

•

Mr. DiSanto is the Chairman and Chief Executive Officer of Ancora Holdings Inc., an investment management and advisory firm in the U.S. and sits on the board of two other public companies. His significant business, financial and managerial experiences acquired through highly regulated US banking and trading frameworks brings valuable insight to the Governance Committee. Mr. DiSanto is not standing for re-election on the Board and will therefore cease to act as a member of the Governance Committee on September 15, 2021. It is currently contemplated that Ms. Martel will be appointed as a member of the Governance Committee on September 15, 2021, assuming her election on such date.

The mandate of the Governance Committee provides that it must be composed of at least three members, a majority of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that, since March 31, 2021, all three members of the Governance Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the Exchange Act. Mr. Pierre Turcotte is the current Chair of the Governance Committee.

HUMAN CAPITAL AND COMPENSATION COMMITTEE

The primary mandate of the Compensation Committee is to approve, and recommend to the Board, compensation programs for senior management and the directors of the Company. The Compensation Committee is responsible for, among other things, establishing employment agreements and reviewing the compensation structure of the Company’s officers, and recommending to the Board, compensation policies and processes, as well as, where applicable, amendments to current incentive compensation and equity compensation plans or the adoption of new plans, in order to retain senior management employees with the skills and expertise needed to enable Alithya to achieve its goals and strategies at a fair and competitive compensation. The Compensation Committee reviews, and recommends to the Board, target performance measures respecting incentive compensation payable to the Company’s officers as well as compensation to be paid-out. It is responsible for overseeing the transparency of compensation through the disclosure of various compensatory elements, including the overall disclosure of arrangements, pay-for-performance and use of compensation consultants. It is also responsible for the oversight of internal controls in executive compensation process and the identification and development of talent to ensure that Alithya identifies and adequately prepares potential successors at the executive and senior management levels.

MEMBERSHIP	INDEPENDENT

Lucie Martel (Chair) Ghyslain Rivard Pierre Turcotte(1)	✓ ✓ ✓

(1)

Until March 31, 2021, Mr. Turcotte was deemed by applicable securities laws to be non-independent as he rendered paid consulting services to the Company, before it went public, exceeding $75,000 during a 12-month period within the three fiscal years preceding the fiscal year ended March 31, 2021. As more than three years have now passed, the Board has determined that it is now appropriate to consider Mr. Turcotte to be an independent director.

Below are details of committee members’ career highlights that make them qualified and effective human capital and compensation decision-makers:

•

Ms. Martel has more than 30 years of experience in strategic management of human resources and labour relations acquired at Intact Financial Corporation where she is Senior Vice-President and Chief Human Resources Officer since 2011, as well as previously at AXA Canada, Laurentian Bank, Direct Film and Uniroyal. She is also the Chair of the Human Resources Committee of the Société des alcools du Québec and a director and Chair of the Human Resources Committee of the Montréal Heart Institute Foundation. She holds a Bachelor’s degree in industrial relations from Université de Montréal and is a member of the Institute of Corporate Directors.

•

Mr. Rivard has more than 35 years of experience in the IT and business services sector and is the founder and former President and Chief Executive Officer of the Company. As such, he has in-depth knowledge of the human capital considerations in the day-to-day operations of the Company, as well as extensive historical knowledge about the Company.

•	Mr. Turcotte has extensive managerial and directorship experience within both private, public and not-for-profit companies.

The mandate of the Compensation Committee provides that it must be composed of at least three members, a majority of whom shall be independent directors within the meaning of applicable Canadian and U.S. securities laws and NASDAQ corporate standards. The Board has determined that, since March 31, 2021, all three members of the Compensation Committee meet the independence requirements under the rules of NASDAQ, NI 58-101 and Rule 10A-3 of the Exchange Act. Ms. Lucie Martel is the current Chair of the Compensation Committee.

Board Renewal

BOARD TENURE AND TERM LIMITS

The Board has determined that fixed term limits for directors should not be established. The Board is of the view that such a policy would have the effect of forcing off Board directors who have developed, over a period of service, increased insight into the Company and who, therefore, can be expected to provide a valuable contribution to the Board. At the same time, the Board

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recognizes the value of some turnover in Board memberships to provide ongoing input of fresh ideas and views. The Governance Committee is mandated to annually review the composition of the Board and to consider recommending changes to its composition.

RETIREMENT FROM THE BOARD

The Board has adopted in its Corporate Governance Guidelines its view on the mandatory retirement age for directors. A director shall not, unless otherwise determined by the Board, at its discretion, be appointed or elected as a director once that person has reached 75 years of age.

BOARD ASSESSMENT

The Governance Committee is, together with the lead director, responsible for assessing the overall performance and effectiveness of the Board, committees and individual directors. The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement. The annual Board assessment process is conducted very thoroughly following these four steps:

•

First, the Governance Committee approves a confidential comprehensive Board evaluation questionnaire to solicit feedback from all of the directors on the operation and effectiveness of the Board and its committees, the Chair of the Board and the committees, as well as their individual performance. The questionnaire includes questions regarding matters such as the Board structure and efficiency, the Board’s relationship with management, the adequacy of information provided to directors and agenda planning for Board and committee meetings. Once approved, the questionnaire is launched through the Office of the Corporate Secretary and completed by each of the directors.

•	Second, once all evaluation questionnaires are submitted, the responses are analyzed by the lead director, who then holds confidential one-on-one conversations with each director.

•	Third, the lead director reports the results to the Governance Committee and the Board, as well as identified areas of improvements to enhance the performance of the Board and of the committees.

•	Lastly, the Board reviews and discusses the lead
director’s report and approve necessary remedial actions as appropriate.

Director Orientation and Continuing Education

The Governance Committee is mandated to oversee an orientation and education program for new directors and ongoing educational opportunities for all directors as required.

ORIENTATION

Our orientation program includes (i) meetings with members of Alithya’s leadership team to ensure that new directors benefit from an in-depth understanding of the Company’s organizational structure and the nature and operation of its business, including the Company’s reporting structure, strategic plans, risks management programs and policies, as well as its external auditor, (ii) meetings with the Board Chair to discuss the role of the Board and its committees, as well as the Board Chair and lead director, and to discuss the contribution individual directors are expected to make. New directors are also provided with a reference manual containing corporate and other information required to familiarize themselves with the Company, its organization and operations and Alithya’s key corporate governance and public disclosure documents, including Alithya’s Corporate Governance Guidelines, and Board and committee mandates; information regarding its committees and their Chairs, and individual directors; Alithya’s material policies and procedures; as well as organizational charts and more.

New directors are also invited to attend Company events relevant to their understanding of the Company’s business, affairs and culture:

•	internal annual meetings of employees;

•	industry conferences;

•	leadership training sessions; and

•	other company events on an ad hoc basis.

In addition, new directors are encouraged to visit Alithya’s offices for a better understanding of day-to-day management of the Company’s operations. However, during the COVID-19 pandemic, in-person meetings have been temporarily suspended.

CONTINUING EDUCATION

The Board and the Governance Committee recognize the importance of ongoing director education and the need for each director to take personal responsibility for this process.

To facilitate ongoing education, the Company:

•	provides quarterly reports on the operations and finances of the Company to the Board;

•

circulates to the Board with meeting materials, or, on an ad hoc basis, all relevant materials for discussion, including industry studies and materials relating to legislative updates, emerging trends, and corporate governance practices; and

•

encourages presentations by outside experts to the Board or committees on matters of importance or emerging significance, including best practices of successful boards, and to report back to the Board on the quality of such programs.

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Talent Management and Succession Planning

Effective talent management, leadership development, succession planning, and employee engagement are priorities for the Board and the Compensation Committee. A comprehensive framework, focusing on the identification, assessment, and development of talent is used to ensure that the Company has an appropriate pipeline of potential successors at the executive and management levels.

Alithya prepares talent for broader and more complex roles by differentiating development needs and providing meaningful professional experiences. When required, the Company also uses external hiring to address succession gaps and procure critical skills.

Regular updates on the talent management and leadership development of each function are reviewed by the Compensation Committee. Throughout the year, the Governance Committee also conducts executive reviews focused on the strength and diversity of succession pools for key leadership roles across Alithya. The Company also integrates a more precise approach for high potential candidates to prepare them for broader and more complex roles while developing critical leadership capabilities.

A complete review of the contingency as well as short-, medium- and long-term succession plans for the executive team is conducted annually, and specific plans to address identified gaps are reviewed.

During the fiscal year ended March 31, 2021, Alithya continued to be focused on the assessment and development of the next generation of executive officers and senior managers to ensure effective succession planning for a strong talent pipeline. The Governance Committee also continued to monitor the development of members of the executive team and to initiate customized development plans as required.

Alithya also refines its career development program to provide targeted training and practical work experience that will support the development of talent. As part of this process, Alithya may recruit, where necessary, new executive officers and senior managers from leading organizations who, it believes, will provide additional skills and experience and assist to continue to improve the strength of our leadership team. The Compensation Committee is satisfied that proper talent management and succession planning strategies are in place to ensure the Company’s ongoing success.

The Compensation Committee periodically reviews with the Chair of the Board and the President and Chief Executive Officer succession plans for the position of President and Chief Executive Officer and other senior management positions and makes recommendations to the Board with respect to the selection of potential candidates to occupy these positions.

EXECUTIVE OFFICERS AND SENIOR MANAGEMENT DIVERSITY

Alithya recognizes the importance of having a diverse senior management group which offers a depth of perspectives and enhances the Company’s operations.

In fulfilling part of its oversight role, the Compensation Committee periodically reviews Alithya’s integrated approach applicable to executive officers and senior management and its talent management and succession planning. The Compensation Committee considers processes and practices for leadership development and reviews the depth of succession pools for senior leadership roles across the Company, while taking into considerations a diversity of personal characteristics (gender, age, ethnicity, geographical representation, expertise and culture).

Alithya is committed to creating an environment of inclusion that respects the contributions and differences of every individual by encouraging collaboration, creative thinking and innovation. Alithya’s core values recognize the importance of all its people, regardless of race, gender, beliefs or place of origin. We are proud of our diversity and we encourage it. We also believe in diversity of ideas and that providing a safe environment to exchange these ideas will only make us better and stronger. By focusing efforts on attracting, recruiting, retaining and promoting the most qualified and talented people, Alithya strongly believes that it will achieve its strategic business objectives.

As at March 31, 2021, women held two of the six executive officers’ positions, representing approximately 33% of Alithya’s executive team, and women represented approximately 20% of Alithya’s overall senior management team.

Instead of adopting specific gender diversity targets for executive officers, Alithya has chosen to promote an inclusive and diverse hiring approach that supports the recruitment of women candidates and provides opportunities for their advancement. Appointments are based on a balance of criteria, including merit, skill, background, experience and competency of the individual at the relevant time. Nonetheless, executive officer appointments are reviewed with our diversity and talent management objectives in mind, including the level of representation of women in executive officer positions.

SHAREHOLDER ENGAGEMENT

The Company engages and communicates with shareholders and other stakeholders on an ongoing basis and through various channels, including by the dissemination and filing of news releases and other continuous disclosure documents, the posting of diverse publications on its website and the holding of periodic meetings with shareholders, financial analysts and members of the financial community. Conference calls are also held with the investment community on a quarterly basis to review the financial results and the business strategy of the Company and the President and Chief Executive Officer and the Chief Financial Officer are regularly invited to speak at investor conferences.

Shareholders are invited to attend Alithya’s annual general and special meeting of shareholders and to ask questions.

The Company’s Investor Relations team is committed to meeting with shareholders and at addressing any shareholder-related concerns. Shareholders may communicate with the Company’s Investor Relations team at investorrelations@alithya.com.

Shareholders may also contact Alithya’s independent directors directly by sending an email to the lead director at lead_director@alithya.com or by using the contact page for the lead director on Alithya’s website at www.alithya.com.

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ENVIRONMENTAL, SOCIAL AND GOVERNANCE

Alithya strives to be a model of corporate responsibility and is committed to implementing progressive environmental, social, and governance (“ESG”) guidelines that meet the expectations of its stakeholders, partners and customers, and which embody the social consciousness of its employees and the communities in which it operates.

Our People

Alithya’s people is its strength, and its culture provides a competitive advantage by engaging its people and providing a driver for innovative solutions for its customers.

Alithya maintains a diverse and socially conscious workforce and has several programs designed to ensure their well-being. Due to decisions taken by the Company prior to the COVID-19 pandemic, employees experienced a relatively smooth transition to telework. During the COVID-19 pandemic, Alithya has maintained a strong focus on employee well-being, including through:

•	information webinars around a multitude of relevant topics;

•	enhanced employee communications, including the “Life at Alithya” program, monthly virtual CEO breakfasts, Officevibe, and a newsletter devoted to employee well-being;

•	the Alithya Virtual Training Club to promote employee fitness; and

•	the Alithya Leadership Academy to provide training for the leaders of tomorrow.

Diversity & Inclusion

With professionals in Canada, the United States and France, Alithya provides an equitable and inclusive workplace and takes diversity across multiple characteristics into consideration in its succession planning. One-third of the directors nominated for election at the Meeting and 20% of senior management are women. Please refer to the section entitled “Executive Officers and Senior Management Diversity”.

Alithya’s diversity and inclusion programs are a top priority and the Company continues to rigorously advance those goals. Some key initiatives of the diversity and inclusion programs include:

•	the unconscious bias training program;

•	collaboration with Women in Governance to progress towards Parity Certification;

•	the Women in Leadership program; and

•	participation in the Indigenous Relations Program.

Community

Alithya is compelled to play a part in the economic and social well-being of the communities in which it does business in and tries to support the numerous initiatives brought to the table by its executive leadership and its employees. Among the numerous projects in which Alithya was involved are:

•	Special projects applications focused on child welfare – in fiscal 2021, Alithya developed the “BénéClic” app to enhance volunteering programs at the Ste-Justine
University Health Centre by matching sick children and volunteers based on their common interests, as well as an app for Adoption-Share, to help them reduce barriers to child adoption;

•	L’école me branche (School Connects Me), an initiative that collects used computers from businesses to distribute to disadvantaged students with no computer access at home; and

•

Numerous Alithya employees fundraising, including for the Make-a-Wish foundation, the annual Terry Fox Run and the Feeding America campaign and a non-perishable food drive in support of Solidarité Famille.

Planet

Alithya promotes sustainability by guiding its clients to environmentally-sound technology, including towards cloud-based solutions that are reputed to be less energy hungry than traditional infrastructures, to support its customers’ digital transformations.

Wherever possible, Alithya encourages efficient use of energy and natural resources, including programs focused on waste reduction and recycling at each of its offices.

In France, Alithya’s professionals take part in World Cleaning Day by removing debris from local beaches.

Governance

Alithya has implemented strong corporate governance policies and guidelines in line with best practices and routinely assess such practices. Please refer to the section entitled “Statement of Corporate Governance Practices”.

The Board and its Governance Committee monitor governance practices in Canada and the United States, and will implement changes to Alithya’s governance policies and practices as necessary to comply with any new rules issued by the Canadian Securities Administrators and other applicable regulatory authorities. Alithya also monitor recommended best practices of shareholder representatives and other organizations and will implement any such practice believed to be in the best interest of the Company and its stakeholders.

The Board sets the tone for our corporate culture, and one key element is operating as a responsible global citizen. Recognizing that ESG is a key priority, it is putting in place measures to ensure that the Company is well positioned to play its part as a leader. The Governance Committee is responsible for overseeing Alithya’s ESG disclosure, as well as the monitoring of the Company’s approach to governance issues, including ESG practices. It provides oversight of the Company’s development of formal ESG guidelines and monitors progress against the set targets. Alithya’s management team is actively engaged in ESG-related initiatives and has taken steps toward advancing a formalized ESG program with external and internal support to identify, coordinate and advance the Company’s ESG priorities and objectives. These activities are currently led by the Company’s Chief Legal Officer, in collaboration with the VP Communications and Marketing and Human Capital team.

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ETHICAL BUSINESS CONDUCT

Committed to maintaining and instilling a strong ethical culture, the Board and the Company’s management adopted codes and policies to provide a framework for ethical behaviour based on our values, applicable laws and regulations. This section summarizes key significant corporate-wide policies.

Code of Business Conduct

The Company’s codes and policies governing how we work together and with others (collectively, the “Code of Ethics”) apply to all directors, officers, employees and subcontractors of Alithya. The Company expect everyone working on its behalf to comply with applicable law and adhere to the highest ethical standards. These documents address many important matters, including conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of proprietary information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. The Governance Committee and the Board review and update such documents regularly to ensure that it remains consistent with current industry reality, standards and trends; clearly communicates Alithya’s organizational mission, values, and principles; and serves as a reference guide for employees to govern everyday business conduct and decision making. Although waivers may be granted in exceptional circumstances, no waiver has been granted to a director or executive officer in connection therewith.

The Governance Committee reviews, monitors and oversees the disclosure relating to the Company’s Code of Ethics. Management regularly reports to the committee on the implementation of the Code of Ethics within the organization and on any significant contravention by employees or other representatives of the Company.

Employees and subcontractors are required to perform their tasks or mandates with fairness and integrity, to contribute to the achievement of the Company’s goals to the best of their abilities and make decisions without compromise. Employees must report to their supervisors any real or potential issue relating to the Code of Ethics.

The Board also adopted a whistleblower policy that allows (i) the report to Alithya of actual or suspected unethical conduct or improper activities, such as accounting, auditing or other financial reporting fraud or misrepresentation, violations of laws that could result in fines or damages, or that could adversely impact Alithya’s reputation, unethical business conduct in violation of the Code of Ethics or any Alithya policies or our clients’ code of conduct and policies, or danger to the health, safety or well-being of our professionals and/or the general public and (ii) contacting the Chair of the Audit Committee, who oversees the Company’s Whistleblower Policy, directly where appropriate.

The Company’s codes and related main policies are available on our website at www.alithya.com.

Related Party Transactions

Under the Company’s Code of Ethics, directors, officers and employees are required to refrain from any undertakings that would place such person in a conflict of interest. Every director and executive officer is also required to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director or executive officer in a conflict of interest. Every year, a questionnaire is sent to each director and each executive officer to, among others, ensure that the director or executive officer is in no such conflict that has not been disclosed.

Any director or officer that has a material interest in a transaction or agreement involving Alithya must disclose the interest to the Chair of the Board or the Chief Executive Officer, respectively. Should there be a discussion or decision relating to an organization, business or association in which a director or executive officer has an interest, such director or executive officer will not be allowed to participate or vote in any such discussion or decision.

In fiscal 2021, there was no such transaction between Alithya and a related person.

Insider Trading Policy

The Company has an insider trading policy (“Insider Trading Policy”) designed to prevent directors, officers, employees and subcontractors of Alithya from buying, selling, or otherwise trading in securities of Alithya when in possession of undisclosed material information related to Alithya, and from disclosing such information to anyone or recommending anyone to trade in securities of Alithya when in possession of such information.

In order to reduce appearance of improper trading, directors, executive officers and certain other officers and employees designated from time to time by the Chief Legal Officer and Corporate Secretary are prohibited from buying, selling or otherwise trading in securities of Alithya, including exercising options on securities of Alithya, during regular black-out periods which span the period when the Company’s financial results are being compiled, but have not yet been made public until two full trading days after they have been made public. Special black-out periods may also be declared if there are pending material developments with respect to Alithya, or for any other reason determined by both the President and Chief Executive Officer, and the Chief Legal Officer and Corporate Secretary. Insiders who wish to buy, sell or otherwise trade in securities of Alithya, including exercise options on securities of Alithya, outside of a black-out period may only do so after clearing such trades with the Chief Legal Officer and Corporate Secretary.

The Company’s Insider Trading Policy also prohibits directors, officers, employees and subcontractors from engaging in hedging activities or any other arrangements that are designed to hedge or offset a decrease in market value of any securities of Alithya. The restriction applies to all forms of derivatives, including “calls”, “puts” and “short sales”.

Disclosure Policy

As stated in the Corporate Governance Guidelines of the Company, the Board believes it is a function of management to speak for the Company in its communications with its stakeholders, including shareholders, employees, analysts, the media, institutional investors, governments and the public in general. As such, the Company has adopted a disclosure policy (“Disclosure Policy”) which establishes a committee (“Disclosure Committee”) comprised of the President and Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer,

ALITHYA  |  Statement of Corporate Governance Practices      31

the Chief Legal Officer and Corporate Secretary and Vice-President, Communications and Marketing, and which is responsible for ensuring that the Company’s public communications with its stakeholders and documents it files with regulators are timely, accurate and broadly disseminated, in accordance with applicable legal and regulatory requirements. The Disclosure Policy establishes procedures for the verification of the accuracy and completeness of information disclosed publicly and other guidelines dealing with various matters including confidentiality, material information, news releases, conference calls, electronic communications and rumours.

Clawback Policy

The Company has a clawback policy (“Clawback Policy”) which allows it to seek repayment of incentive compensation received by an executive officer, a senior officer or any employee as determined by the Board (a “Covered Person”) in respect of the Company’s financial year ending March 31, 2022 and the periods thereafter. Under the Clawback Policy, the Board may, in its sole discretion, direct the Company to recoup, in part or in full, the net after-tax benefit received by a Covered Person as a result of incentive compensation awarded under the Company’s short- and long-term incentive plans, in situations where:

•

the Company’s financial statements are restated due material non-compliance with financial reporting requirements, the Covered Person engaged in Misconduct which caused or contributed to said restatement, and the incentive compensation received by such Covered Person would have been lower had the financial statements been properly reported, in which case, recoupment may target incentive compensation awarded during the current financial year and three financial years immediately preceding the date on which the Board has determined a restatement is required;

•

the Covered Person was involved in fraud, intentional or reckless non-compliance with applicable laws, regulations, rules or violation of the Company’s Code of Ethics, or if the Covered Person failed to report or take action to stop same while having actual knowledge thereof or being wilfully blind thereto (“Misconduct”), in which case, recoupment may target incentive compensation awarded during the 24 months preceding the date on which the Board has determined Misconduct occurred; or

•	it is required by applicable laws or regulations, stock exchange rules or a regulatory agency having jurisdiction, in which case, those shall govern and supersede the Clawback Policy.

Recoupment under the Clawback Policy can be effected through deduction from any amounts or grants due or to be paid to the Covered Person, cancellation or forfeiture of the Covered Person’s outstanding share-based awards, as well as requiring direct reimbursement from the Covered Person.

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Compensation Discussion and Analysis

LETTER FROM THE CHAIR OF THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

On behalf of the Human Capital and Compensation Committee (the “Committee”), I am pleased to provide you with an overview of Alithya’s executive compensation program and the decisions taken in light of the ongoing COVID-19 pandemic and the economic turmoil that ensued.

Fiscal 2021 Overview

Fiscal 2021 was another challenging year, as COVID-19 impacted the markets in which Alithya operates throughout most of 2020 and up to the end of Alithya’s fiscal year ended March 31, 2021 (“fiscal 2021”). Although Alithya and a significant number of its customers were fortunate to continue providing essential services during the lockdowns imposed by the government, the COVID-19 outbreak disrupted Alithya’s operations, including temporary office closures, reduced activity, certain pricing adjustments and slower or stalled procurement decisions. To protect the health and safety of its employees, the Company swiftly adapted to the new reality of remote work environments and continued servicing customers remotely without material disruptions. It also promptly implemented several measures to preserve its liquidity, including temporary management salary reductions, reduced work weeks and temporary layoffs for some employees. To ensure business continuity and retain existing highly trained and experienced technical consultants on which Alithya’s success depends in large part, certain subsidiaries of the Company are benefiting from governmental financial assistance programs in Canada, the US and France.

Alithya’s disciplined approach allowed management to focus on its operational performance resulting in revenue growth and to deliver on strategic opportunities, such as the acquisition of R3D Consulting Inc., which consolidated Alithya’s leading position in Québec and expanded its expertise in key markets and set it to begin fiscal 2022 with strong bookings.

Compensation Approach

Alithya’s approach to executive compensation continues to be driven by our objective to offer a competitive compensation and reward the achievement of short- and long-term objectives aligned with sustainable value creation and shareholders’ economic interests. Being able to recruit and retain highly qualified and engaged employees is core to Alithya’s success. Alithya’s compensation program uses key company performance measures and follows a conservative balanced structure, such that it does not create risks that could have a material adverse effect on the Company.

Fiscal 2021 promised to be challenging for our executives who urgently had to test the agility and resilience of the Company’s operational model. To provide for increased long-term performance incentive and to ensure retention of talents, the Committee recommended to introduce an additional long-term incentive in the form of share-based awards.

Compensation Program Review

To ensure that our executive compensation program remains commensurate with Alithya’s rapid growth and properly aligns pay with company performance and shareholders return, the Committee retains the services of independent compensation advisors to provide advice on the design of the Company’s executive compensation programs. With the assistance of such compensation consultants, the Committee periodically reviews and benchmark executive compensation against best practices and those of comparable companies.

In the first quarter of fiscal 2021, the Committee retained Willis Towers Watson (“WTW”) to advise on certain aspects of the compensation program, more specifically in the context of the COVID-19. Later in the third and fourth quarters of fiscal 2021, WTW assessed the design and competitiveness of the executive compensation program using an updated comparator group comprised of a broad mixture of relevant Canadian and U.S. companies. Following the review, the Committee recommended changes for approval by the Board effective in fiscal 2022, including the introduction of performance stock units which will reduce the Company’s emphasis on stock options to provide for increased long-term performance incentive. The changes principally aim at further aligning total compensation with the median of the Canadian and U.S. markets and ensuring it is competitive and fosters long-term engagement. Also effective in fiscal 2022, the Board approved an increase in the minimum share ownership requirement for the CEO from three to five times his base salary, and for the other executives, from one to three times their base salary.

The Committee and the Board believe that compensation outcomes are appropriate and aligned with the Company’s pay-for-performance approach, and that the changes approved for fiscal 2022 will further support the Company’s strategic plan execution. We look forward to answering the questions you may have regarding Alithya’s executive compensation.

Lucie Martel

Chair of the Human Capital and Compensation Committee

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EXECUTIVE COMPENSATION PROGRAM

Named Executive Officers

This Compensation Discussion and Analysis section presents the compensation awarded to, earned by, paid or payable to the President and Chief Executive Officer, the Chief Financial Officer and each of the three other most highly compensated executive officers of the Company and its subsidiaries in the Company’s most recently completed fiscal year. For the fiscal year ended March 31, 2021, the three other most highly compensated executive officers of the Company and its subsidiaries were the Chief Operating Officer, the President, Alithya USA and the Chief Information Officer.

Executive Compensation Approach

The Company’s executive compensation program is designed to be competitive in order to attract, retain and motivate outstanding executive talent while providing for appropriate risk control features, all in alignment with the Company’s objective to create sustained shareholder value.

The Human Capital and Compensation Committee (the “Compensation Committee”) is responsible for defining and approving the Company’s compensation program with respect to its named executive officers (collectively, the “NEOs”) and other executive officers. The main goals of the Company’s executive compensation program are to:

•	attract and retain key executive talent with the knowledge and expertise required to develop and execute business strategies to create long-term shareholder value;

•	provide executive officers with a total compensation package competitive with that offered by other large global organizations based in North America and Europe; and

•	ensure that long-term incentive compensation is an important component of the total compensation.

The Company’s executive compensation program is designed to reward:

•	excellence in developing and executing strategies and transactions that will produce significant value for shareholders over the long-term;

•	quality of decision-making;

•	success in identifying and appropriately managing risks;

•	strength of leadership; and

•	record of performance over the long-term.

The executive compensation program is comprised of four components: (i) base salary; (ii) short-term incentive (annual bonus); (iii) long-term incentive (options and other share-based awards); and (iv) other elements of compensation, consisting of the Company matching contributions under its Employee Share Purchase Plan (“ESPP”), group benefits and other perquisites and personal benefits. The combination of base salary, annual bonus and options and other share-based awards defines the total direct compensation offering.

The executive compensation program targets a total direct compensation between the 25th percentile and the median of the comparator group used to benchmark executive compensation. Base salaries and target annual bonuses are set with reference to the median level of the comparator group, whereas options granted as long-term incentives are determined based on a number of options which, when expressed as a percentage of Shares outstanding, are set with reference to the median of the comparator group. The Company used the same comparator group as for the purpose of director compensation. For the list of companies comprised in the comparator group, please refer to the section entitled “Director Compensation – Structure of Compensation – Comparator Group” above. Other share-based awards granted as long-term incentives, can be granted by the Board with the objective of rewarding the creation of sustainable, long-term shareholder value and to attract and retain key personnel.

The Compensation Committee believes that the compensation program and its principles provide for reasonable compensation levels.

RISK MITIGATION IN OUR COMPENSATION PROGRAM

In performing its duties, the Compensation Committee seeks to identify and mitigate any practices that may encourage executive officers to take inappropriate or excessive risks, or which could have a material adverse effect on the Company. The Compensation Committee, with the assistance of an independent compensation consultant, if required, annually reviews and assesses the Company’s compensation program in relation to such risks.

BALANCED PROGRAM

•

The Company’s executive compensation program appropriately balances fixed and variable pay, as well as short- and long-term incentives (in the aggregate, approximately 47% of the NEOs’ target total direct compensation is directly linked to the Company’s performance).

•	The structure to determine short-term incentives (bonus) includes the possibility of a zero payout, as well as a pre-defined maximum payout.

•

The options granted under the LTIP (long-term incentive) have a 10-year term and vest over a four-year period, which highlights the long-term aspect of executive compensation as the intrinsic nature of options, whose value increases with shareholder value over a long-term period, motivate executive officers to create longer-term value.

•

The RSUs granted under the LTIP (long-term incentive) generally have a 3-year term, when they settle in subordinate voting shares, and therefore are tied to Alithya’s share performance and increase the long-term alignment of Alithya’s executives’ interest with those of its shareholders.

PROTECTION MECHANISMS

•	Effective June 9, 2021, accelerated vesting of Awards granted under the LTIP following a change of control will occur only following termination of employment (double trigger change of control).

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•	Under the Company’s Insider Trading Policy, directors, executive officers and employees are prohibited from engaging in hedging activities against Alithya securities.

•	In order to further align their interests with those of shareholders, senior officers, including the NEOs, are required to meet a minimum share ownership requirement.

It is the Committee’s view that the Company’s compensation program and practices do not encourage inappropriate or excessive risk-taking.

EXECUTIVE SHARE OWNERSHIP REQUIREMENT

The Compensation Committee believes that the Company’s executive officers should own a significant amount of equity in the Company to further align their interests with those of the Company’s shareholders.

Accordingly, the Company’s executive officers, including the NEOs, are required to hold, within five years of their becoming a member of senior management of the Company, Shares having at least an aggregate minimum value determined as follows (the “Executive Share Ownership Requirement”):

MINIMUM SHARE OWNERSHIP REQUIREMENT	MULTIPLE OF ANNUAL BASE SALARY 5-YEAR TARGET(1)
President and Chief Executive Officer Executive Officers	3x 1x

(1)

Starting July 1, 2021, the Executive Share Ownership Requirement of the President and Chief Executive Officer was increased from a multiple of three times his annual base salary to a multiple of five times his annual base salary, and that of the executive officers was increased from a multiple of one time their annual base salary to a multiple of three times their annual base salary. They will have five years to meet their increased target.

When assessing the executives officers’ share ownership level, the value of vested or unvested option-based awards (if any) is not included, but the value of vested share-based awards, if any, are. Shares and vested equity grants such as RSUs are valued at the greater of the price of the subordinate voting share at the time the Shares or RSUs were acquired and the market value of those Shares or RSUs using the average closing price of the subordinate voting shares on the TSX for the five trading day preceding the date on which the share ownership level is assessed. Under the Insider Trading Policy, the executive officers are prohibited from purchasing financial instruments to hedge against a decrease in the market value of the Shares.

All of the Company’s executive officers either meet or are on track to meet the Company’s Executive Share Ownership Requirement.

Compensation Review Process

The Compensation Committee annually reviews the total compensation of all executive officers, including the NEOs. The review covers all forms of compensation and the Compensation Committee considers a number of factors and performance indicators.

The process begins with the business plans review and the determination of performance criteria and targets derived therefrom and involves the following steps:

•	Evaluation of the individual performance assessment for the NEOs;

•	Review of available compensation benchmark and pay positioning;

•	Annual review of risk and assessment of risk mitigation features;

•	Review of annual incentive payouts for the prior year;

•	Review of compensation programs and annual compensation adjustments;

•	Review of new annual targets and long-term incentive awards; and

•	Monitoring and evaluation of the progress and performance of compensation programs.

The Compensation Committee reviews benchmark information and approves compensation adjustments for the following year by taking into consideration comparator group practices, individual performance, leadership abilities, retention considerations and succession plans.

The Compensation Committee also reviews and recommends for approval by the Board the performance targets related for both short-term and long-term incentives. These targets are derived from Alithya’s annual business plan, which is prepared by management and reviewed with the Board prior to the beginning of each fiscal year. Business planning is an extensive process during which the Company’s management examines with the Board the economic, business, regulatory and competitive conditions which affect or can be expected to affect Alithya’s business in the following three-year period. Throughout the year, members of the Compensation Committee are provided with updates related to the Company’s performance against targets.

The Compensation Committee completes a formal assessment of performance each year, and may use discretion to increase or decrease any compensation awards if it deems appropriate based on market factors or other special circumstances.

COMPENSATION CONSULTANT

The Compensation Committee periodically retains the services of an independent compensation consultant to provide compensation consulting services, which typically include advising on the Company’s compensation programs and assessing compensation-related market developments for executive officers and directors to ensure the competitiveness of the compensation programs and full alignment with a pay-for-performance and long-term value creation philosophy.

Considering the several measures implemented by Alithya in fiscal 2021 to protect its financial position and preserve liquidity in response to the impact of the COVID-19 pandemic, the Committee recommended to postpone until a later date in the year the benchmarking review of the executive compensation program initially set for fiscal 2021. However, in the first quarter of fiscal 2021, the Compensation Committee retained WTW to advise on certain aspects of the compensation program, more specifically in the context of COVID-19.

In the second half of fiscal 2021, the Compensation Committee retained WTW to evaluate the design and competitiveness of the Company’s executive compensation program compared to relevant market and best practices. The objective was to optimize talent attraction and retention, as well as promoting long-term engagement to better support the Company’s strategic plan expansion, while maintaining a reasonable level of cost and dilution for the shareholders.

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The Compensation Committee reviewed WTW’s independence for fiscal 2021. The Compensation Committee is satisfied with the advice received from WTW and believes such advice to be objective and independent.

The Compensation Committee must pre-approve the terms of engagement and the compensation to be paid by the Company to any compensation consultant and any other services to be provided by the compensation consultant to the Company must be pre-approved by the Compensation Committee.

WTW’s fees for fiscal 2021 and 2020 were as follows:

	YEAR ENDED MARCH 31, 2021	YEAR ENDED MARCH 31, 2020

Executive compensation-related fees(1)	$ 186,397	-

All other fees	-	-

(1)	The executive compensation-related fees billed by WTW in the fiscal year ended March 31, 2021 include work related to the compensation review for the Company directors and executives.

BENCHMARKING USING A COMPARATOR GROUP

Pay levels are determined using a comparator group appropriate for the level and nature of the benchmarked positions. In determining compensation for the NEOs, the Company’s comparator group consisted of companies with comparable size and scope of operations to the Company. Because of the footprint of the Company’s operations, the current comparator group is composed of Canadian, U.S. and European-based companies, thus allowing the Company to offer its executives total compensation that is competitive in such markets. Companies included in the comparator group are publicly traded, operate in the IT services or digital technology industry and other related sectors, are large in scope and have global operations. While performing its review, the Compensation Committee may consider some or all of the companies in the comparator group.

EVOLUTION OF OUR COMPENSATION PROGRAM

Notwithstanding the design and subsequent review of the Company’s executive compensation program, the Compensation Committee continuously looks for ways to improve the long-term alignment of its executive officers’ interests with those of its shareholders.

Based on the review and benchmarking completed during fiscal 2021 with the support of WTW, the Compensation Committee approved changes to the executive compensation program. Using an updated comparator group comprised of a broad mixture of Canadian and U.S. publicly-listed companies primarily in the IT consulting/technology sectors, WTW recommended to increase the multiplier factor triggering the annual short-term incentive, increase the value of the long-term incentive plan and adopt a long-term incentive policy with values expressed as a percentage of base salary and that is aligned with the median of the reference market.

Effective in fiscal 2022, the executive’s compensation design was adjusted to, among other things:

•	remove the use of individual key performance indicators in the determination of the short-term incentive payout in order to foster teamwork;

•	remove the consideration of acquisitions completed during a given financial year for the determination of annual short-term incentive payout (“STIP”);
•	increase the performance threshold level from 80% to 90%;

•

introduce the grant of PSUs under the LTIP, subject to the achievement of two performance measures, each weighting 50%: (i) quarterly revenue run rate target and (ii) relative total shareholder return (TSR) realized over a predetermined performance period, to reduce the Company’s emphasis on stock options and provide for increased long-term performance incentive; and

•	set target LTIP annual awards to be expressed as a percentage of salary anchored at the median of an updated comparator group comprised of a broad mixture of relevant Canadian and U.S. companies.

Executive Compensation Description

The four components of the executive compensation program are detailed below.

BASE SALARY

The Compensation Committee reviews and approves the base salary for each NEO, taking into account their respective responsibilities, experience, performance assessment, including leadership abilities, and comparator group practices.

The base salary of each of the President and Chief Executive Officer, the Chief Financial Officer, and the Chief Information Officer are paid in Canadian dollars, while the base salary of the President, Alithya USA and the Chief Operating Officer are paid in U.S. dollars.

In fiscal 2021, the Committee approved marginal annual base salary increases for the President, Alithya USA and the Chief Information Officer to bring their salaries close to the competitive market salary for their position. These annual increases are consistent with the Company’s approach to executive total compensation.

ANNUAL BONUSES

Executive officers are eligible for annual bonuses in accordance with predetermined financial and operational criteria and targets, as approved by the Board upon the recommendation of the Committee and the President and Chief Executive Officer.

For the fiscal year ended March 31, 2021, the minimum target and maximum potential payouts of the NEOs expressed as a percentage of base salary were as follows:

POSITION	MINIMUM	TARGET	(1)	MAXIMUM(1)

President and Chief Executive Officer	-	85%		127.5%

Chief Financial Officer	-	50%		75%

Chief Operating Officer	-	70%		105%

President, Alithya USA(2)	-	70%		97%

Chief Information Officer	-	40%		60%

(1)	As a percentage of base salary as at March 31, 2021.

(2)	The annual short-term incentive payout determined for Mr. Smith was based on the financial and operational results of Alithya’s US business unit and other individual factors.

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The determination of the payment and amount of any annual bonus depends on the overall financial performance of the Company. If the profitability performance criteria is met, then the actual payout is calculated based on the following formula:

Annual Base Salary	X	Target Bonus(1)	X	Corporate Performance Factor	X	Individual Key Performance Indicators

(1)	The target bonus is expressed as a percentage of the base salary.

The corporate performance factor results from the interaction between four criteria: adjusted EBITDA, revenue, client satisfaction and employee engagement. The table below shows the weight attributed to each criteria as well as the respective thresholds to be met. While the maximum level of achievement of the client satisfaction and employee engagement criteria is set at 100%, the level of achievement of the adjusted EBITDA and revenue criteria could go up to 115%, which could result in an increased payout in the event of exceptional financial performance of the Company. The aggregate maximum payout is capped at 1.5 times of the target annual bonus.

CRITERIA	WEIGHT	THRESHOLD	MAX
Adjusted EBITDA(1)	40%	80%	115%

Revenue(2)	40%	80%	115%

Employee Engagement	10%	100%	100%

Client Satisfaction	10%	100%	100%

Individual Performance	x1	-	x1.5

(1)

The adjusted EBITDA criteria does not have any standardized meaning under International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures used by other companies. Management, however, believes this measure is useful for executive compensation purposes as it best reflects the Company’s performance. Please refer to the section entitled “Non-IFRS Measures” in the Company’s Management’s Discussion and Analysis for the fiscal year ended March 31, 2021 for a description of this measure and a reconciliation to its closest IFRS measure.

(2)	The revenue criteria is the revenue fixed by the Company in its annual budget. It is an IFRS measure.

The Company does not disclose specific revenue and adjusted EBITDA objectives because it considers that the information would place it at a significant competitive disadvantage if such objectives became known. Disclosing the specific objectives set in line with the Company’s annual budget and strategic planning process would expose the Company to serious prejudice and negatively impact its competitive advantage. For example, it may impair the Company’s ability to negotiate accretive business agreements, putting incremental pressure on its profit margins. In addition, the Company believes that disclosing objectives would be inconsistent with the Company’s policy of not providing guidance to the market and limiting the disclosure of forward-looking information. In fiscal 2021, given the level of uncertainty caused by the pandemic, the Committee decided to adapt its approach and to rely on financial metrics approved on a quarterly basis to set the objectives to achieve, the total of which shall serve as the target from which to determine the short-term incentive payout.

The Board also has the discretion to consider, on a case-by-case basis, acquisition(s) completed during a given financial year for the determination of special short-term incentive payouts.

Consistent with the foregoing, for the fiscal year ended March 31, 2021, notwithstanding the delivery by management of a transformative acquisition amidst the ongoing COVID-19 negative impacts, as well as continued growth, the Board determined that targets set for the fiscal year were partially met and decided that awarding the NEOs 50% of their target bonus was commensurate with such quantitative and qualitative performance, except for Mr. Smith, who was awarded 70% of his target bonus.

LONG-TERM INCENTIVES

The Board considers a number of factors to assess the Company’s long-term incentive strategy, including the balance between sustained long-term shareholder value creation, the required level of ownership under the Executive Share Ownership Requirement, executive retention risk, as well as the overall dilution impact on the total number of subordinate voting shares reserved for issuance under the LTIP.

Long-Term Incentive Awards

The annual grant of long-term incentive awards to NEOs and other eligible employees is reviewed and approved at meetings of the Committee and the Board which occur each year in June. In order to determine each NEO’s long-term incentive award, the Committee takes into consideration individual performance, retention risk and succession plans, as well as the Company’s compensation approach, the percentage of subordinate voting shares outstanding and the value of long-term incentives granted by companies comprised in the comparator group. For the list of companies comprised in the comparator group, please refer to the section entitled “Director Compensation – Structure of Compensation – Comparator Group” above.

Options

Options to purchase subordinate voting shares are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value. If the price of the subordinate voting shares increases between the grant date and the vesting date, options have a realizable value. Gains are realized once the options are exercised and the underlying shares subsequently sold, and are equal to the difference between the selling price of the subordinate voting shares and the price of the subordinate voting shares on the grant date, multiplied by the number of options exercised.

Options granted under the LTIP are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities, and comparable levels of opportunity awarded to executive officers of other issuers of comparable size within the industry.

The exercise price of the options granted is equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant.

Options were granted in fiscal 2021 to the NEOs and other designated employees under the Company’s LTIP. Please refer to the section entitled “Long Term Incentive Plan – Option Features” for a summary of the key terms of options issued under the LTIP.

RSUs

RSUs are granted with the objective of rewarding NEOs and other designated employees for creating sustainable, long-term shareholder value and to provide a means through which the Company may attract and retain key personnel. Each RSU entitles the beneficiary thereof to receive one subordinate voting share of the Company and, if determined by the Board, will be

ALITHYA  |  Compensation Discussion and Analysis      37

credited with dividend equivalents in the form of additional RSUs based on the closing price of the subordinate voting shares on the TSX on the trading day immediately following the dividend record date. The vesting period is three years from the date of grant or as the Board may otherwise determine. The Board may also determine other vesting terms applicable to the grants. Upon expiration of the vesting period, the RSUs are settled by the Company in accordance with the settlement schedule by issuing from treasury one subordinate voting share for each RSU held.

RSUs granted under the LTIP are granted at the discretion of the Board based on the executive officer’s performance, level of expertise, responsibilities, and comparable levels of opportunity awarded to executive officers of other issuers of comparable size within the industry.

The price at which the RSUs are granted is equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant.

In fiscal 2021, RSUs were granted to the NEOs under the Company’s LTIP. Please refer to the section entitled “Long Term Incentive Plan – Restricted Share Units Features” for a summary of the key terms of RSUs issued under the LTIP.

OTHER BENEFITS

Share Purchase Plan

The Company offers, through its ESPP, to all of its eligible employees and those of its subsidiaries, including the NEOs, the opportunity to purchase subordinate voting shares through payroll deductions, and the Company matches the participants’ contributions, up to a maximum percentage of the employee’s gross salary. Subordinate voting shares are purchased on the open market. For a summary of the material provisions of the Company’s ESPP, please refer to Schedule A of this Information Circular.

Group Insurance Benefits

The Company offers to its executive officers long-term and short-term disability coverage, medical and dental insurance (including coverage for eligible dependents) and life insurance. The actual value of these benefits varies from time to time depending, among other things, on applicable costs.

401(k) Tax Deferred Savings Plan

U.S. executive officers are entitled to participate in the Company’s 401(k) tax deferred savings plan (“401(k) Plan”) which is available to all eligible U.S. employees and through which the Company matches a certain percentage of each participant’s annual contribution made under the 401(k) Plan, up to a certain percentage of each participant’s annual base salary.

Perquisites

The Company also currently provides a limited number of perquisites and personal benefits to its NEOs, the nature and value of which, in the view of the Committee, are reasonable and in line with general market practices.

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Compensation of the NEOs

The following briefly presents the Company’s NEOs and the key compensation components of their target total direct compensation for the fiscal year ended March 31, 2021.

PAUL RAYMOND

PRESIDENT AND CHIEF EXECUTIVE OFFICER

Mr. Paul Raymond has served as President and Chief Executive Officer of the Company since April 2012, and before that, as Chief Operating Officer between April 2011 and March 2012. Before joining Alithya, Mr. Raymond held several key senior management positions in a major information technology firm. Mr. Raymond is a computer engineering graduate from the Royal Military College of Canada.

2021 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	40.63%	-

Annual Bonus	-	34.53%

LTIP(2)	-	24.84%

Total Direct Compensation	40.63%	59.37%

CLAUDE THIBAULT

CHIEF FINANCIAL OFFICER

Mr. Claude Thibault is the Chief Financial Officer of Alithya, a position he has held since August 2018 when he joined Alithya. Before joining Alithya, he held various executive positions, including as Chief Financial Officer, of private and public companies. Mr. Thibault is a Chartered Professional Accountant (CPA, CA-CF) and a Chartered Business Valuator (CBV). He holds a Bachelor’s degree in accounting from HEC Montréal and a Master of Business Administration from McGill University.

2021 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	55.21%	-

Annual Bonus	-	27.60%

LTIP(2)	-	17.19%

Total Direct Compensation	55.21%	44.79%

CLAUDE ROUSSEAU

CHIEF OPERATING OFFICER

Mr. Claude Rousseau has served as Chief Operating Officer of Alithya since December 2016, and before that as Chief Commercial Officer. Before joining Alithya, he held a series of senior management positions at national telecommunications companies over more than 28 years. Mr. Rousseau holds a Bachelor’s degree in business administration from Laval University.

2021 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	47.81%	-

Annual Bonus	-	33.46%

LTIP(2)	-	18.73%

Total Direct Compensation	47.81%	52.19%

RUSSELL SMITH

PRESIDENT, ALITHYA USA

Mr. Russell Smith serves as President, Alithya USA, a position he has held since November 2018. Mr. Smith was previously the President of Fullscope, Inc., which was acquired as part of the Edgewater Acquisition. He has held various management positions at IT consulting services companies for more than 20 years, including RedKlay Solutions, The Pinnacle Group, CSC and IBM. Mr. Smith holds a Bachelor’s degree in industrial engineering from Auburn University and a Master of Business Administration from Duke University’s Fuqua School of Business.

2021 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	58.44%	-

Annual Bonus	-	38.53%

LTIP(2)	-	3.03%

Total Direct Compensation	58.44%	41.56%

ROBERT LAMARRE

CHIEF INFORMATION OFFICER

Mr. Lamarre is the Chief Information Officer of Alithya, a position he has held since April 2016 when he joined Alithya. Before joining Alithya, Mr. Lamarre held various management positions at CGI, which he joined in 1993 and where he spent most of his career. Mr. Lamarre is a computer engineering graduate from the Royal Military College of Canada.

2021 TARGET TOTAL DIRECT COMPENSATION(1)
COMPONENTS	FIXED	AT-RISK
Salary	61.35%	-

Annual Bonus	-	24.54%

LTIP(2)	-	14.11%

Total Direct Compensation	61.35%	38.65%

(1)	The total direct compensation excludes compensation received and which is reflected in the “all other compensation” column of the summary compensation table provided later in this document.

(2)

This component of the target total direct compensation regroups all long-term incentive awards, which includes, for fiscal 2021, options to purchase subordinate voting shares and, except for Mr. Smith, RSUs.

ALITHYA  |  Compensation Discussion and Analysis      39

SUMMARY COMPENSATION TABLE

The following table sets forth the annual total compensation for the NEOs:

NAME AND TITLE	FISCAL YEAR	SALARY ($)	SHARE- BASED AWARDS ($)	OPTION-BASED AWARDS(1) ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – ANNUAL INCENTIVE PLAN(2) ($)	ALL OTHER COMPENSATION(3)(5) ($)	TOTAL COMPENSATION ($)
Paul Raymond	2021	495,000	138,848	120,915	210,375	31,079	996,217
President and Chief	2020	495,000	-	126,840	-	32,921	654,761
Executive Officer	2019	475,000	-	207,900	356,250	36,705	1,075,855

Claude Thibault(4)	2021	320,000	52,798	48,366	80,000	17,509	518,673
Chief Financial Officer	2020	320,000	-	65,957	-	19,380	405,337
	2019	199,423	-	72,380	96,514	14,709	383,026

Claude Rousseau(5)	2021	489,298	107,446	63,654	171,254	141,290	972,942
Chief Operating Officer	2020	492,100	-	91,325	-	146,810	730,235
	2019	370,000	-	113,960	237,300	25,568	746,828

Russell Smith(5)	2021	451,278	-	37,444	208,282	51,228	748,232
President, Alithya USA	2020	432,250	-	95,080	119,700	39,026	686,056
	2019	426,400	-	72,380	265,453	29,674	793,907

Robert Lamarre	2021	280,000	36,298	32,244	56,000	15,832	420,374
Chief Information Officer	2020	275,000	-	63,420	-	17,542	355,962
	2019	240,000	-	72,380	96,000	20,526	428,906

(1)

The fair value of the option granted is the accounting fair value of the options determined in accordance with IFRS 2 using the Black-Scholes option pricing model. The calculation of the fair value of the stock options yielded a grant date fair value of $1.27 for options granted on June 21, 2019, $0.56 for options granted on August 16, 2019 and $0.81 for options granted on June 23, 2020. The assumptions to determine Black-Scholes values were as follows:

	June 21, 2019	Aug. 16, 2019	June 23, 2020

Dividend (%)	0.00	0.00	0.00

Expected volatility (%)	30.00	30.00	34.90

Risk-free interest rate (%)	2.02	1.14	0.46

Expected life (years)	6.63	1.50	6.63

(2)	This column shows the value of the annual bonuses received by the NEOs for each of the Company’s fiscal year ended March 31, 2021, 2020 and 2019.

(3)

This column includes Alithya’s contributions under the ESPP and towards health insurance benefits and related insurance coverage, but excludes the value of perquisites and other personal benefits which in the aggregate was less than $50,000 or 10% of the total salary for the applicable fiscal year and which is not required to be disclosed under CSA rules. For Mr. Rousseau, this column includes an annual relocation allowance for his relocation from Montréal to Orlando amounting to $79,300 and $79,800 for the fiscal years ended March 31, 2021 and 2020 respectively. For Messrs. Rousseau and Smith, this column also includes $6,755 and $8,046 for the fiscal year ended March 31, 2021, $8,849 and $7,731 for the fiscal year ended March 31, 2020 and $954 and $7,674 for the fiscal year ended March 31, 2019, respectively, in respect of employer matching contributions to Alithya’s 401(k) Plan. Matching contributions are made in U.S. dollars; the amounts included in the table are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2021, 2020 and 2019 which was $1.322, $1.330 and $1.312 for each U.S. dollar respectively.

(4)	Mr. Thibault joined the Company on August 13, 2018 and, as such, the information shown in respect of fiscal 2019 reflects the compensation paid for the 7 months period following his appointment.

(5)

While Messrs. Rousseau (since January 13, 2019) and Smith are paid in U.S. dollars, the amounts included in the table are in Canadian dollars, converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the fiscal years ended March 31, 2021, 2020 and 2019 (which was $1.322, $1.330 and $1.312 for each U.S. dollar respectively), except for their option-based awards, which are converted in Canadian dollars on the basis of the exchange rate on the date of grant.

Incentive Plan Awards Held and Vested

INCENTIVE PLAN AWARDS – OUTSTANDING AWARDS HELD

The following table shows all options held by Alithya’s NEOs as at March 31, 2021, including (i) options originally granted by the Company before it went public (“Pre-IPO Alithya”) or by Edgewater, which were converted, on substantially the same terms and conditions as were applicable under the outstanding incentive plans of Pre-IPO Alithya and Edgewater immediately prior to the Edgewater Acquisition, into options to acquire a number of subordinate voting shares equal to the number of shares subject to such options for options of Pre-IPO Alithya, and the number of shares of common stock of Edgewater subject to such options multiplied by the equity exchange ratio of 1.1918 for Edgewater options, (ii) options issued as part of the NEOs’ compensation during the fiscal years ended March 31, 2021, 2020 and 2019, and (iii) RSUs issued on June 23, 2020 to the executive officers, including the NEOs (except Mr. Smith), during the fiscal year ended March 31, 2021.

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	OPTION-BASED AWARDS				SHARE-BASED AWARDS
NAME AND TITLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#)	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS(1) ($)	NUMBER OF SHARE OR UNITS OF SHARES THAT HAVE NOT VESTED (#)	MARKET OR PAYOUT VALUE OF SHARE-BASED AWARDS THAT HAVE NOT VESTED(2) ($)	MARKET OR PAYOUT VALUE OF VESTED SHARE- BASED AWARDS NOT PAID OUT OR DISTRIBUTED ($)
Paul Raymond(3)	52,632	1.90	March 31, 2022	61,579
Chief Executive Officer	100,000	1.92	March 31, 2022	115,000
	52,632	1.90	March 31, 2023	61,579
	100,000	2.46	March 31, 2023	61,000
	52,632	1.90	March 31, 2024	61,579
	100,000	2.21	March 31, 2024	86,000
	52,632	1.90	March 31, 2025	61,579
	100,000	2.87	March 31, 2025	20,000
	100,000	2.96	March 31, 2026	11,000
	100,000	3.80	May 16, 2027	-
	135,000	4.50	October 31, 2028	-
	100,000	3.64	June 20, 2029	-
	150,000	2.26	June 22, 2030	121,500
	1,195,528			660,816	61,437	188,612	-

Claude Thibault(4)	47,000	4.50	October 31, 2028	-
Chief Financial Officer	52,000	3.64	June 20, 2029	-
	60,000	2.26	June 22, 2030	48,600
	159,000			48,600	23,362	71,721	-

Claude Rousseau(5)	10,000	2.87	March 31, 2026	2,000
Chief Operating Officer	25,000	2.96	March 31, 2026	2,750
	30,000	3.80	May 16, 2027	-
	74,000	4.50	October 31, 2028	-
	72,000	3.47	June 20, 2029	-
	85,000	2.10	June 22, 2030	82,450
	296,000			87,200	51,179	156,339	-

Russell Smith(6)(7)	59,590	6.16	March 6, 2022	-
President, Alithya USA	85,000	3.44	August 15, 2022	-
	47,000	4.32	October 31, 2028	-
	37,500	3.47	June 20, 2029	-
	50,000	2.10	June 22, 2030	48,500
	279,090			48,500	-	-	-

Robert Lamarre	20,000	2.96	April 17, 2026	2,200
Chief Information Officer	20,000	3.80	May 16, 2027	-
	47,000	4.50	October 31, 2028	-
	50,000	3.64	June 20, 2029	-
	40,000	2.26	June 22, 2030	32,400
	177,000			34,600	16,061	49,307	-

(1)

The value shown is equal to the excess, if any, of the closing price of the subordinate voting shares on the TSX on March 31, 2021, the last trading day of the fiscal year ended March 31, 2021 ($3.07), over the option’s exercise price. The actual value realized will be based on the actual in-the-money value upon exercise of the options, if any.

(2)

The value shown is established by multiplying the number of unvested RSUs by the closing price of the subordinate voting shares on the TSX on March 31, 2021 ($3.07), the last trading day of the fiscal year ended March 31, 2021, except for Mr. Rousseau, whose RSUs value has been established based on the closing price of the subordinate voting shares on NASDAQ on March 31, 2021 in U.S. dollars ($2.43) and converted into the Canadian dollar equivalent using the March 31, 2021 exchange rate of $1.2571 for each U.S. dollars ($3.05). The actual value realized will be based on the actual price of the subordinate voting shares on the TSX on the day on which the RSUs will be settled.

(3)

Except for those options of Mr. Raymond which expire on October 31, 2028 and thereafter and entitle him to acquire subordinate voting shares, all other options held by Mr. Raymond were granted by Pre-IPO Alithya prior to the Edgewater Acquisition and entitle him to acquire multiple voting shares.

(4)	Mr. Thibault joined the Company on August 13, 2018.

(5)

The exercise price of all of Mr. Rousseau’s options, except those expiring on June 20, 2029 and thereafter, is in Canadian dollars. The exercise price for his options expiring on June 20, 2029 and thereafter in U.S. dollars is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2021 exchange rate of $1.2571 for each U.S. dollar:

Option Expiration Date	Option Exercise Price (US$)	Option Exercise Price (C$)

June 20, 2029	2.76	3.47

June 21, 2030	1.67	2.10

The conversion of the exercise price on a given date may result in a different Canadian dollar equivalent exercise price than the exercise price of grants made in Canadian dollars to the other NEOs.

(6)

Except for those options of Mr. Smith which expire on October 31, 2028 and thereafter, all other options held by Mr. Smith were originally granted by Edgewater and were converted, on substantially the same terms and conditions as were applicable under the Edgewater incentive plans before the Edgewater Acquisition, into options to acquire a number of subordinate voting shares equal to the number of shares of common stock of Edgewater subject to such options immediately prior to the Edgewater Acquisition multiplied by the equity exchange ratio of 1.1918.

(7)

The exercise price of Mr. Smith’s options is in U.S. dollars. The exercise price of his options held prior to the Edgewater Acquisition was originally fixed by Edgewater and was reduced by an amount of US$1.15 per option immediately prior to the closing of the Edgewater Acquisition in order to reflect the special dividend paid on each Edgewater share of common stock then outstanding to Edgewater stockholders of record on October 31, 2018, and divided by the 1.1918 equity exchange ratio upon closing. The exercise price shown for his options is the Canadian dollar equivalent of the U.S. exercise price determined using the March 31, 2021 exchange rate of $1.2571 for each U.S. dollar:

Option Expiration Date	Option Exercise Price (US$)	Option Exercise Price (C$)

March 6, 2022	4.90	6.16

August 15, 2022	2.74	3.44

October 31, 2028	3.44	4.32

June 20, 2029	2.76	3.47

June 21, 2030	1.67	2.10

The conversion of the exercise price on a given date may result in a different Canadian dollar equivalent exercise price for options expiring on October 31, 2028, June 20, 2029 and thereafter than the exercise price of grants made in Canadian dollars to the other NEOs.

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INCENTIVE PLAN AWARDS – VALUE VESTED OR EARNED DURING THE YEAR

The following table shows the value from incentive plans vested or earned, as well as the gain earned from options exercised, by the NEOs under the Company’s incentive plans during the fiscal year ended March 31, 2021.

NAME AND TITLE	OPTION-BASED AWARDS – VALUE VESTED DURING THE YEAR(1) ($)	NUMBER OF OPTIONS EXERCISED DURING THE YEAR	VALUE REALIZED ON EXERCISE OF OPTIONS DURING THE YEAR(2) ($)	SHARE-BASED AWARDS- VALUE VESTE D DURING THE YEAR ($)	NON-EQUITY INCENTIVE PLAN COMPENSATION – VALUE EARNED DURING THE YEAR ($)

Paul Raymond President and Chief Executive Officer	-	152,632	210,632	-	210,375

Claude Thibault Chief Financial Officer	-	-	-	-	80,000

Claude Rousseau Chief Operating Officer	-	-	-	-	171,254

Russell Smith President, Alithya USA	-	-	-	-	208,282

Robert Lamarre Chief Information Officer	-	-	-	-	56,000

(1)	This column shows the value of options held by the NEOs which vested during the Company’s fiscal year ended March 31, 2021.

(2)

The value realized is calculated by multiplying the number of shares acquired upon exercise by the difference between the exercise price and the closing price of the subordinate voting shares on the TSX on the exercise date.

Performance Graph

The subordinate voting shares are listed for trading on the TSX and NASDAQ under the symbol ALYA. The following performance graph illustrates the cumulative return on a $100 investment in the subordinate voting shares made on November 2, 2018, being the date on which the subordinate voting shares started trading on the TSX, compared with the cumulative return on the S&P/TSX Smallcap Index for the same period (i.e. from November 2, 2018 to March 31, 2021).

Performance Graph

During the period commencing at the close of November 2, 2018 up to March 31, 2020, the cumulative shareholder return on an investment in the subordinate voting shares followed a relatively similar trend as that of an investment on the S&P/TSX Smallcap Index. In fiscal 2021, while the first and third quarters show relative declines, the overall trend shows a moderate recovery in the price of the subordinate voting shares.

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TRENDS IN COMPENSATION

The following graph illustrates the relationship between the aggregate total compensation paid to the NEOs relative to the Company’s performance and cumulative return on a $100 investment in the subordinate voting shares over the period from November 2, 2018 to March 31, 2021.

Comparison of the NEOs’ Total Compensation and

the Cumulative Total Shareholder Return (TSR)

Despite the volatility of the subordinate voting shares as a result of the adverse impacts of the COVID-19 pandemic on the global economy, the trend shows a certain correlation between the total compensation granted to the NEOs and the Company’s cumulative total shareholder return. Total NEO compensation for the period ended March 31, 2020 reflected the fact that no bonus was paid to the executive officers for such period. For the period ending March 31, 2021, the Company introduced share-based awards to provide for increased long-term performance incentive and ensure retention of talents, resulting in an increase in NEO total compensation compared to the period ending March 31, 2020.

Long Term Incentive Plan

SECURITIES AUTHORIZED FOR ISSUANCE

The table below indicates, as at March 31, 2021, certain information with respect to the Company’s LTIP.

	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING SECURITIES (#)	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING SECURITIES ($)	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN THE FIRST COLUMN)(1) (#)

Equity compensation plans approved by security holders

Options(2)	3,525,181	3.37	-

DSUs	330,246	N/A	-

RSUs	181,498	N/A	-

Total	4,036,925	-	1,832,618

Equity compensation plans not approved by security holders	-	-	-

(1)	Based on 10% of the issued and outstanding Shares as at March 31, 2021.

(2)

Consists of 2,269,550 options granted under the LTIP with a weighted average exercise price of $3.40 and 1,255,631 options that were granted under legacy option plans and converted into options to acquire Shares of Alithya at closing of the Edgewater Acquisition with a weighted average exercise price of $3.28.

BURN RATE

The following table presents the burn rate of awards granted under the LTIP (i.e. options, RSUs and DSUs) for the fiscal years ended March 31, 2021, 2020 and 2019:

	2021	2020	2019
Number of awards (options, RSUs and DSUs) granted during the year(1)	1,133,577	1,067,106	729,793

Weighted average number of subordinate voting shares and multiple voting shares	58,209,375	56,399,499	36,129,647

Burn rate	1.95%	1.89%	2.02%

(1)

For the fiscal year ended March 31, 2019, the number of awards granted during the year only includes options to purchase subordinate voting shares and DSUs granted from November 1, 2018 to March 31, 2019. It does not include options to purchase subordinate voting shares or multiple voting shares, as applicable, which were issued further to the conversion of Pre-IPO Alithya and Edgewater options outstanding immediately prior to the Edgewater Acquisition.

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OPTION FEATURES

The following table shows the key terms of options issued under the LTIP:

Shares Issuable	Subordinate voting shares.

Exercise Price	Equal to the closing price of the subordinate voting shares on the TSX on the date immediately preceding the date of grant.

Term	10 years.

Vesting Criteria

Vest and are exercisable in the manner set out in the applicable award agreement, subject to the participant continuing to be an employee or director, as applicable, or as otherwise agreed to by the Board.

Options granted under the LTIP generally vest over a four-year period at a rate of 25% on each of the second and third anniversary dates of their grant and 50% on the fourth anniversary date of their grant.

Termination	Please refer to Schedule A for a description of the termination conditions as amended on and in force since June 9, 2021.

LEGACY OPTION PLANS

Options granted under the Pre-IPO Alithya’s incentive plan and Edgewater incentive plans (collectively, the “Legacy Plans”) that were outstanding immediately prior to the Edgewater Acquisition were converted into options to acquire Shares of Alithya at closing. No further grants may be made under the Legacy Plans and an aggregate of 1,255,631 options, representing 2.14% of the outstanding Shares as at March 31, 2021, remain outstanding under the Legacy Plans and continue to be governed by the terms and conditions of such plans. As at March 31, 2021, options governed by Edgewater’s incentive plans had a term of five to seven years from their grant date and were all fully vested and options subject to the terms and conditions of Pre-IPO Alithya’s Stock Option Plan generally had a term of 10 years from their grant date and were fully vested. The Pre-IPO Alithya incentive plan did not contain limits on grants to insiders, but the Edgewater incentive plans limited the aggregate number of grants to officers and directors under the plan to less than fifty percent (50%) of the total number of grants under the plan and to less than fifty percent (50%) of the total number of shares underlying the total number of grants under the plan. Under the Legacy Plans, the option exercise price was determined by the Board in its discretion and could be above or below the market price of the underlying shares at the time of the grant. Options granted under the Legacy Plans are not assignable in whole or in part, except pursuant to laws of descent or distribution. The Board may amend the Legacy Plans at any time, provided that no amendment shall materially impair the rights of option holders in respect of previously granted options and, in the case of the Edgewater incentive plans, subject to shareholder approval if required by applicable law or regulation. Options granted under the more recent Edgewater incentive plans are subject to forfeiture in the event of a financial restatement where the option holder knowingly engaged in or failed to prevent misconduct or was grossly negligent in engaging in or failing to prevent the misconduct and in the event of a breach of non-competition, non-solicitation or confidentiality obligation to Alithya. Please refer to the section entitled “Incentive Compensation Payments in the Event of Termination, Resignation, Retirement, Death or Disability” for a description of the termination conditions of options which remain subject to Edgewater’s 2000 Stock Option Plan and Stock Option Plan of Pre-IPO Alithya.

Please refer to the section entitled “Business of the Meeting – Approval of the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan” for a description of amendments to the Pre-IPO Alithya Stock Option Plan, which have been approved by the Board and are subject to approval by shareholders. A copy of the amended and restated Pre-IPO Alithya Stock Option Plan reflecting these amendments is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and is incorporated by reference in this Circular.

RESTRICTED SHARE UNITS FEATURES

The following table shows the key terms of the RSUs issued under the LTIP to the NEOs (excluding Mr. Smith) in respect of the fiscal year ending March 31, 2021:

Shares Issuable	Subordinate voting shares.

Vesting Criteria	Vest on the first anniversary date of the date of grant.

Settlement Date	As soon as practical following the third anniversary date of the date of grant.

Termination	Please refer to Schedule A for a description of the termination conditions as amended on and in force since June 9, 2021.

Employment Arrangements of the NEOs

The terms and conditions of the employment of each NEO are set forth in their employment agreement, if any, or their employment offer letter with Alithya, or, in the case of Mr. Smith, with Edgewater prior to the Edgewater Acquisition. Their employment is for an indefinite term (or at will) and include confidentiality, non-solicitation and non-competition covenants.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table summarizes the non-solicitation and non-competition covenants, severance payable upon termination without cause and change of control provisions applicable to the NEOs as at March 31, 2021.

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NAME AND TITLE	NON-SOLICITATION COVENANT	NON-COMPETITION COVENANT	PAYMENT IN THE EVENT OF A TERMINATION WITHOUT CAUSE(1)	PAYMENT IN THE EVENT OF A TERMINATION FOLLOWING A CHANGE OF CONTROL(1)(2)
Paul Raymond President and Chief Executive Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	24 months of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years
Claude Thibault Chief Financial Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years
Claude Rousseau Chief Operating Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	The greater of (i) the remaining number of months until March 31, 2022 and (ii) 12 months plus one month per year of service (subject to a maximum of 24 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years
Russell Smith(3) President, Alithya USA	24 months following termination	12 months following termination	12 months of base salary(4)	-
Robert Lamarre Chief Information Officer	12 months or for the duration of the severance, if greater	12 months or for the duration of the severance, if greater	12 months plus one month per year of service (subject to a maximum of 18 months) of base salary and average of annual bonuses paid for the last two fiscal years	24 months of base salary and average of annual bonuses paid for the last two fiscal years

(1)

Messrs. Raymond, Thibault, Rousseau, Smith and Lamarre would also be entitled to the continuity of certain benefits (such as insurance coverage and/or annual relocation allowance) for the duration of the severance.

(2)

For Messrs. Raymond, Thibault, Rousseau and Lamarre, applies in the event of termination without cause or resignation for good reason within 12 months following a change of control. Resignation for good reason includes the following: (i) if their remuneration, including social benefits, is considerably reduced, (ii) if they suffer a significant diminution of their responsibilities, authority, status or hierarchy, taken as a whole, without their prior written consent, and (iii) if their principal place of work is relocated to a place located more than 100 kilometers from their usual principal place of work).

(3)	Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control.

(4)

Mr. Smith’s offer letter provides for a severance in the event of a termination without cause equal to three months of his base salary. Mr. Smith is, however, party to a certain Stay Bonus Agreement dated December 22, 2017 entered into with Edgewater which provides for a severance equal to 12 months of his base salary in the event of a termination without cause conditional upon his compliance with the non-compete covenant contained therein.

INCENTIVE COMPENSATION PAYMENTS IN THE EVENT OF TERMINATION, RESIGNATION, RETIREMENT, DEATH OR DISABILITY

Unless otherwise determined by the Board, the options and RSUs held by the NEOs would be treated as follows upon termination, resignation, retirement, death or disability, assuming a termination date of March 31, 2021:

PLAN	TERMINATION WITHOUT CAUSE	VOLUNTARY RESIGNATION	RETIREMENT	TERMINATION FOR CAUSE	TERMINATION FOLLOWING CHANGE OF CONTROL(1)	DEATH OR DISABILITY
LTIP(1) (Options and RSUs granted since November 1, 2018)	Vested options are exercisable until the earlier of their expiration date and 90 days after termination Vested RSUs are settleable as soon as reasonably practical Unvested options and RSUs are immediately forfeited and cancelled	Vested options are exercisable until the earlier of their expiration date and 90 days after resignation Vested RSUs are settleable as soon as reasonably practical Unvested options and RSUs are immediately forfeited and cancelled	Unvested options and RSUs continue to vest, and all options remain exercisable until the date that is 90 days following the last vesting date(2)	Vested and unvested options and RSUs are immediately forfeited and cancelled	-	Unvested options and RSUs vest immediately and all options remain exercisable until the date that is 90 days after the date of disability or 180 days after the day of death
Pre-IPO Alithya’s Stock Option Plan(3)(4) (Options originally issued by Alithya pre-IPO which were converted)	Unvested options continue to vest, and all options remain exercisable until the date that is 60 days following the termination	Vested and unvested options continue to vest and remain exercisable until the date that is 60 days following the resignation	-	Vested and unvested options are immediately forfeited and cancelled	-	Vested and unvested options continue to vest and remain exercisable until the date that is 60 days following the death or disability
Edgewater’s 2000 Stock Option Plan(5) (Options originally issued by Edgewater under such plan which were converted)	Vested options are exercisable until the earlier of their expiration date and a three-month period after termination Unvested options are immediately forfeited and cancelled	Vested options are exercisable until the earlier of their expiration date and a three-month period after resignation Unvested options are immediately forfeited and cancelled	Vested options remain exercisable for the length of the original option term Unvested options are immediately forfeited and cancelled	Vested and unvested options are immediately forfeited and cancelled	Provisions provided in the original award agreements(6)	Vested options remain exercisable for one year following the death or disability Unvested options are immediately forfeited and cancelled

(1)

As at March 31, 2021, the LTIP provided discretion to the Board on a change of control to determine whether to cause awards to be converted or exchanged for replacement awards or to permit accelerated vesting of awards, but did not contain specific provisions with regards to termination following a change of control. The provisions applicable in the event of a termination without cause, voluntary resignation, retirement or termination for cause would therefore have applied by default. The LTIP has been amended to provide for double trigger vesting upon termination of employment within 24 months following a change of control. Under the amended LTIP, a NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control.

ALITHYA  |  Compensation Discussion and Analysis      45

(2)

In the event the participant commences employment with a direct competitor of the Company or breaches a non-competition or non-solicitation obligation during the retirement, options that have not been exercised are forfeited and cancelled.

(3)

Options to acquire Alithya shares originally issued under Pre-IPO Alithya’s Stock Option Plan that were outstanding immediately prior to the Edgewater Acquisition are subject to the terms of Pre-IPO Alithya’s Stock Option Plan.

(4)

Pre-IPO Alithya’s Stock Option Plan does not contain any specific provisions with regards to retirement or termination following a change of control. The provisions applicable in the event of a voluntary resignation would therefore apply by default.

(5)

Options to acquire Edgewater shares of common stock originally issued under Edgewater’s 2000 Stock Option Plan that were outstanding immediately prior to the Edgewater Acquisition are subject to the terms of Edgewater’s 2000 Stock Option Plan.

(6)

Mr. Smith’s original award agreements provide that if his employment is terminated within six months after a change of control, his options would become exercisable in full for a period of three months following the termination.

TERMINATION WITHOUT CAUSE, VOLUNTARY RESIGNATION, RETIREMENT, TERMINATION FOR CAUSE AND CHANGE OF CONTROL PAYMENTS

The following table summarizes the severance and incremental amounts payable to each NEO in the event of a termination without cause and a termination following a change of control assuming a termination date of March 31, 2021. No severance is payable in the event of a voluntary resignation, retirement or termination for cause.

	TERMINATION WITHOUT CAUSE ($)		TERMINATION FOLLOWING A CHANGE OF CONTROL(1) ($)

NAME AND TITLE	SEVERANCE(2)	LTIP(3)	SEVERANCE(2)	LTIP(3)
Paul Raymond President and Chief Executive Officer	1,346,250	–	1,346,250	310,112

Claude Thibault Chief Financial Officer	429,633	–	736,514	120,321

Claude Rousseau(4) Chief Operating Officer	913,336	–	1,217,781	238,789

Russell Smith(4) President, Alithya USA	451,278	–	451,278	48,500

Robert Lamarre Chief Information Officer	437,333	–	656,000	81,707

(1)

As indicated in the table in the preceding section entitled “Incentive Compensation Payments in the Event of Termination, Resignation, Retirement, Death or Disability”, Messrs. Raymond, Thibault, Rousseau and Lamarre are entitled to the severance shown in this column in the event of a termination without cause or resignation for good reason within 12 months following a change of control. Also, as Mr. Smith’s terms and conditions of employment do not contain specific provisions in the event of a termination following a change of control, the terms and conditions applicable in the event of a termination without cause or with cause would therefore apply by default, if applicable. The amount indicated for Mr. Smith in the table above assumes that the termination would be without cause.

(2)

The amounts shown as severance do not include the costs associated with the continuity of certain benefits (such as insurance coverage and/or relocation allowance) to which the NEOs would remain entitled to for the duration of the severance.

(3)

For a termination without cause, no amounts are shown as LTIP as unvested awards are forfeited and cancelled. For a termination following a change of control, the amounts shown as LTIP include the value of unvested in-the-money options and unvested RSUs held by the NEO as at March 31, 2021 and assumes the Board uses its discretion in accordance with the LTIP in effect as at that date to determine that all unvested options and RSUs shall vest immediately. The LTIP has been amended to provide for double trigger vesting upon termination of employment within 24 months following a change of control. Under the amended LTIP, a NEO would be eligible for immediate vesting only if no proper substitute is granted, or if the executive is terminated without cause or resigns for good reason within two years of the change of control. For more detail on the value attributed to the options and RSUs, please refer to the table under section entitled “Incentive Plan Awards – Outstanding Awards Held”.

(4)

Messrs. Rousseau (since January 13, 2019) and Smith are paid in U.S. dollars. The amounts shown as severance are in Canadian dollars converted on the basis of the average exchange rate used in the Company’s audited consolidated financial statements for the years ended March 31, 2021 and 2020 which was $1.332 and $1.330 for each U.S. dollar respectively. The amounts shown as LTIP are in Canadian dollars converted on the basis of the March 31, 2021 exchange rate of $1.2571. For more detail on the value attributed to the options and RSUs, please refer to the table under section entitled “Incentive Plan Awards – Outstanding Awards Held”.

ALITHYA  |  Compensation Discussion and Analysis      46

Other Information

Indebtedness of Directors and Executive Officers

No Nominee Director or executive officer of the Company, or any former director or executive officer of the Company, or any associate of any of the foregoing, is, or has been at any time during fiscal 2021, excluding routine indebtedness, indebted to the Company or its subsidiaries, either in connection with the purchase of securities of the Company or otherwise.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any Nominee Directors, executive officers or insiders of the Company, or any associate or affiliate of such persons or the Company in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries.

Shareholder Proposals

The Company will include, as applicable, proposals from Shareholders that comply with applicable laws and the advance notice by-law in next year’s management information circular for our next annual Shareholders meeting to be held in respect of the fiscal year ending on March 31, 2022. Shareholders who wish to submit a proposal, other than the nomination of directors, should send their proposal to the Corporate Secretary at the head office of the Company (1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, H3B 3A5) with a copy at secretariat@alithya.com, by April 23, 2022. Shareholders who wish to propose the nomination of directors should abide by the prescribed timeframe provided for in the advance notice by-law of the Company.

Availability of Documents

The Company is a reporting issuer in Canada and the U.S. and is required to file various documents, including financial statements. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis for its most recently completed financial year. Copies of these documents and additional information relating to the Company are available on Company’s website at www.alithya.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, or may be obtained from the Company on request by email at investorrelations@alithya.com or by mail or by phone as follows:

Investor Relations

Alithya Group inc.

1100, Robert-Bourassa Boulevard

Suite 400

Montréal, Québec, H3B 3A5

Tel: 1-844-985-5552

Approval

The Board of the Company has approved the contents of this Information Circular and its sending to the shareholders of the Company.

Nathalie Forcier

Chief Legal Officer and Corporate Secretary

July 19, 2021

ALITHYA  |  Other Information      47

Schedule A | Long Term Incentive Plan and Share Purchase Plan Description

Long Term Incentive Plan

The following summary describes the material terms of the Long Term Incentive Plan of Alithya, as amended by the Board on June 9, 2021 (“LTIP”). For further details on the amendments, please refer to the section entitled “Recent Amendments” of this Schedule A. It is, however, not a complete description of all the provisions of the LTIP and is qualified in its entirety by reference to the LTIP.

ADMINISTRATION

The LTIP is administered by the Board. The Board has the authority to, among other things, determine eligibility for awards to be granted, determine, modify or waive the type or types of, form of settlement of, and terms and conditions of awards, to accelerate the vesting or exercisability of awards, to adopt rules, guidelines and practices governing the operation of the LTIP as the Board deems advisable, to interpret the terms and provisions of the LTIP and any award agreement, and to otherwise do all things necessary or appropriate to carry out the purposes of the LTIP. To the extent permitted by applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers conferred on it pursuant to the LTIP.

ELIGIBILITY

Certain Alithya employees and directors, and those of its designated affiliates, are eligible to participate in the LTIP. However, eligibility to participate will not confer any right to receive any grant of an award pursuant to the LTIP. The Board has sole and complete authority, in its discretion, to determine the individuals to whom grants may be made.

AUTHORIZED SHARES

Shares issued upon the exercise or settlement of awards granted under the LTIP are issued from treasury and, in the case of RSUs and PSUs, may be settled in cash. Subject to adjustment, as described below, the maximum number of subordinate voting shares issuable under the LTIP is equal to 10% of the number of Shares that are issued and outstanding from time to time.

Subordinate voting shares subject to an award that, for any reason, (i) expires without having been exercised, (ii) is cancelled, forfeited, surrendered, or terminated, (iii) or otherwise is settled without the issuance of subordinate voting shares will again be available for grant under the LTIP.

As of March 31, 2021, there were 3,525,181 outstanding options, which represented 6.01% of the issued and outstanding Shares, 330,246 outstanding DSUs, which represented 0.56% of the issued and outstanding Shares, and 181,498 RSUs, which represented 0.31% of the issued and outstanding Shares. As of March 31, 2021, 1,832,619 Shares remained available for issuance pursuant to awards under the LTIP, which represented 3.12% of the issued and outstanding Shares.

TYPES OF AWARDS

The LTIP provides for awards of (i) stock options, (ii) restricted shares, (iii) restricted share units, (iv) performance share units, (v) deferred share units, and (vi) share appreciation rights.

•

Stock Options. The exercise price of stock options may not be less than the market price of the subordinate voting shares at the time of grant. The market price is equal to the closing price of the subordinate voting shares on the TSX on the day immediately preceding the date of grant. The Board determines at the time of grant the vesting conditions that impact the time or times at which stock options become exercisable and the terms on which stock options remain exercisable. Subject to any accelerated termination as set forth in the LTIP, or extension pursuant to a black-out period, the maximum term of a stock option is 10 years.

•	Restricted Shares. An award of restricted shares is an award of subordinate voting shares subject to certain restrictions and to a risk of forfeiture.

•

Restricted Share Units. An award of restricted share units is an award denominated in subordinate voting shares that entitles the participant to receive subordinate voting shares in the future. The delivery of subordinate voting shares under a restricted share unit award may be subject to the satisfaction of performance conditions or other vesting conditions as determined by the Board.

•

Performance Share Units. An award of performance share units is an award the vesting and settlement of which is subject to performance objectives and other vesting conditions. Performance objectives may be based upon the achievement of corporate, divisional or individual goals, and may be applied relative to performance relative to an index or comparator group, or on any other basis determined by the Board.

•

Deferred Share Units. An award of deferred share units is an award of a notional investment in subordinate voting shares reflected on an unfunded, book-entry account maintained by Alithya. Deferred share units may be subject to performance conditions or other vesting conditions. Deferred share units are settled in subordinate voting shares generally on the 90th day of the participant’s termination date, for Canadian participants, and on the 180th day of the participant’s termination date, for U.S. participants.

•

Share Appreciation Rights. An award of share appreciation rights is an award that, subject to determination by the Board, will upon exercise provide the participant with a right to receive a specified number of subordinate voting shares equal in value to a specified increase in the market value of the subordinate voting shares. Subject to any accelerated

ALITHYA  |   Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description       48

termination as set forth in the LTIP, the maximum term of a share appreciation right is 10 years.

Awards are settled in newly-issued subordinate voting shares, and, in the case of RSUs and PSUs, may also be settled in cash. RSUs, PSUs and DSUs are entitled to dividend equivalents in the form of additional RSUs, PSUs and DSUs, respectively, as normal cash dividends are paid on Shares. Such dividend equivalents shall be computed by dividing: (a) the amount obtained by multiplying the amount of the dividend declared and paid per Share by the number of RSUs, PSUs and DSUs, as applicable, held on the record date for the payment of such dividend, by (b) the market price of a subordinate voting share at the close of the first business day immediately following the dividend record date, with fractions computed to three decimals. For further details on the term, vesting and termination of stock options, please refer to the section entitled “Long Term Incentive Plan - Option Features”.

LIMITS ON GRANTS OF AWARDS

The maximum aggregate number of subordinate voting shares issuable, at any time to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares. In addition, the maximum aggregate number of subordinate voting shares issued within any one-year period to insiders of Alithya under the LTIP and any other Alithya security-based compensation arrangements involving newly issued subordinate voting shares may not exceed 10% of the issued and outstanding Shares.

BLACK-OUT PERIOD

If an award expires or is settled during, or within five business days after, a routine or special trading black-out period imposed by Alithya to restrict trades in Alithya’s securities, then the award shall expire ten business days after the trading black-out period is lifted by the Alithya.

TERMINATION OF EMPLOYMENT OR DIRECTORSHIP

The Board has the authority to determine the vesting schedule applicable to each award and to accelerate the vesting or exercisability of any award. The Board may also determine the effect of termination of directorship on an award. Unless otherwise provided by the Board upon a termination of a participant’s employment or directorship under the following circumstances, the following treatment will apply:

•

Death or Disability. All awards shall immediately vest (or cease to be restricted) as of the termination date, and each stock option or share appreciation right held will continue to be exercisable (i) in the case of disability, until the date that is 90 days after the date of disability, or (ii) in the case of death, until the date that is 180 days after the date of death. Any performance targets associated with any award will be deemed to have been met at the target performance level.

•

Retirement of an Employee. All unvested awards shall continue to vest and be settled and exercised in accordance with their terms, except that each stock option or share appreciation right held will continue to be exercisable until the date that is 90 days following the last vesting date of such stock option or share appreciation right and, if not exercised on or before such date, will be forfeited and cancelled.

•

Voluntary Resignation of Employment (other than pursuant to a Retirement). All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Employment by Alithya for Cause. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Employment by Alithya other than for Cause. All unvested awards will be forfeited and cancelled as of the termination date. Stock options and share appreciation rights, that have vested but have not been exercised, will remain exercisable until the earlier of (i) the date that is 90 days after the participant’s termination of employment, or such longer period as permitted by the Board, or (ii) the award’s expiration date. Any performance targets associated with any vested awards will be deemed to have been met at the target performance level.

•	Termination of Directorship by Alithya for Breach of Fiduciary Duty. All awards, whether vested or unvested, will be forfeited and cancelled as of the termination date.

•

Termination of Directorship for any reason other than Death, Disability, or Breach of Fiduciary Duty. The Board may, in its sole discretion, at any time prior to or following the date of termination of directorship, provide for the exercise, vesting or settlement of any or all awards held by the director on the date of termination.

NON-TRANSFERABILITY OF AWARDS

Awards under the LTIP may not be sold, assigned, transferred, alienated, pledged, mortgaged, charged, or otherwise encumbered, and may not be subject to attachment or legal process for the payment of any debts or obligations of the participant other than to a permitted assign or with the approval of the Board. A permitted assign means, a spouse or a holding entity, RRSP, RRIIF or a trustee, custodian, or administrator acting on behalf of, or for the benefit of the participant or the participant’s spouse (“Permitted Assign”).

RECOVERY OF COMPENSATION

The Board may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of Alithya’s Clawback Policy. For further information on the Clawback Policy, please refer to the section entitled “Ethical Business Conduct – Clawback Policy” of this Information Circular.

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      49

CHANGE IN CONTROL

In the event of a Change in Control (as such term is defined in the LTIP), the Board may, without the consent of any participant, take such steps as it deems necessary or desirable, including to cause (i) the conversion or exchange of any outstanding awards into or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a Change in Control; (ii) the termination of an award in exchange for an amount of cash and/or property, if any, equal in value to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of such Change in Control (and, for the avoidance of doubt, if as of the date of the occurrence of such Change in Control the Board determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by Alithya without payment); (iii) the replacement of such award with other rights or property selected by the Board in its sole discretion; or (iv) any combination of the foregoing. In taking any of these actions, the Board will not be required to treat all awards similarly. If an employee is terminated from employment within 24 months following a Change in Control, awards granted to the employee prior to the Change in Control will immediately vest. No acceleration of vesting occurs on a Change in Control unless there is no publicly traded successor entity.

CERTAIN ADJUSTMENTS

Should Alithya effect a subdivision or consolidation of shares or any similar capital reorganization or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or should any other change be made in the capitalization of Alithya that does not constitute a Change in Control and would warrant the amendment or replacement of any existing awards in order to adjust the number of subordinate voting shares that may be acquired on the vesting of outstanding awards and/or the terms of any award in order to preserve proportionately the rights and obligations of the participants holding such awards, the Board will, subject to the prior approval of the applicable stock exchange, as applicable, authorize such steps to be taken as it may consider to be equitable and appropriate to that end.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The Board may from time to time, without notice to or approval of the holders of voting shares of Alithya, amend, modify, change, suspend or terminate the LTIP or any outstanding award, as the Board determines appropriate. However, the Board shall not alter, suspend or terminate the LTIP or any outstanding award without the participant’s consent, if such alteration, suspension or termination of the LTIP or any outstanding award would materially impair the participant’s rights or materially increase the participant’s obligations under the LTIP (unless the Board determines that such adjustment is required or desirable in order to comply with any applicable securities law or stock exchange requirements). Shareholder approval will be required, in addition to the extent required by law, for any amendment, modification or change that (i) increases the percentage of subordinate voting shares reserved for issuance under the LTIP (except with respect to the adjustments described above), (ii) increases or removes the

10% limits on subordinate voting shares issuable or issued to insiders as described above, (iii) reduces the exercise price of an award (except with respect to the adjustments described above), (iv) extends the term of any award granted under the LTIP beyond its original expiration date (except where an expiration date would have fallen within a black-out period applicable to the participant or within five business days following the expiry of such a black-out period), (v) permits awards to be transferred to a person other than a Permitted Assign or other than for normal estate settlement purposes, or (vi) deletes or reduces the range of amendments which require approval of the holders of voting shares of Alithya.

The Board may, without shareholder approval, amend the LTIP for purposes of, (a) making any amendments to the general vesting provisions or restricted period of each Award; (b) making any amendments to the termination of employment or director mandate; (c) making any amendments to add covenants of Alithya for the protection of an employee or director, provided that the Board shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the employee or director; (d) making any amendments not inconsistent with the LTIP as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board, having in mind the best interests of the employee or director it may be expedient to make, including amendments that are desirable as a result of changes in law in any jurisdiction where an employee or director resides, provided that the Board shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the employee or director; or (e) making such changes or corrections which, on the advice of counsel to Alithya, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Board shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the employees or directors.

RECENT AMENDMENTS

On June 9, 2021, upon recommendation of the Governance Committee, the LTIP was amended by the Board to: (i) permit granting of RSUs and PSUs to be settled in whole or in part in cash instead of shares; (ii) allow for the settlement of previously granted RSUs and PSUs in cash, in whole or in part; (iii) replace the provisions permitting the Board to accelerate vesting on a Change in Control with a double trigger provision that accelerates vesting only on a termination of employment without cause within 24 months following a Change in Control; (iv) ensure compliance with applicable employment standards legislation in relation to the treatment of awards upon termination of employment; (v) simplify the definition of “Market Price” by referring solely to trading on the Toronto Stock Exchange; and (vi) permit the Board to determine that, on a termination of employment without cause, awards may be held for more than 90 days following the termination date, and clarify language regarding termination of awards following termination of employment. Pursuant to the terms of the LTIP, the Board determined that no Shareholder approval was required to make to such amendments.

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      50

Employee Share Purchase Plan

The following summary describes the material terms of the ESPP. It is, however, not a complete description of all provisions of the ESPP and is qualified in its entirety by reference to the ESPP.

PURPOSE AND SCOPE

The purpose of the ESPP is to encourage and assist eligible employees of Alithya to acquire a proprietary interest in Alithya by providing such eligible employees with a convenient and regular method of acquiring subordinate voting shares. The ESPP enables participants to make regular personal investments in subordinate voting shares by way of payroll deduction. The ESPP also provides for matching employer contributions, up to a certain amount, that are also invested in subordinate voting shares.

ADMINISTRATION

The ESPP is administered by the Board in its sole and complete authority. Subject to applicable law, the Board may, from time to time, delegate to a committee of the Board all or any of the powers of the Board under the ESPP. Alithya has appointed AST Trust Company (Canada) as administrative agent to assist in the administration of the ESPP, including to purchase subordinate voting shares in the open market and hold them on behalf of participants as well as maintain records respecting such shares.

ELIGIBILITY

All permanent employees of Alithya or any designated affiliate are eligible to participate in the ESPP. Alithya reserves the right to restrict eligibility or otherwise limit the number of persons eligible for participation in the ESPP at any time.

TERMINATION

A participant’s participation in the ESPP shall be terminated immediately upon (i) the participant’s death, (ii) the participant’s cessation of active employment for any reason (including retirement or permanent disability) with Alithya or a designated affiliate, (iii) any judgment, attachment, garnishment or other court order affecting the participant’s compensation or the participant’s account under the ESPP is filed or levied upon Alithya, the employer or the administrative agent, or the participant is legally adjudged incompetent or becomes bankrupt, or (iv) the employer ceases to be a designated affiliate of Alithya. A participant may also elect voluntarily to terminate his or her participation at any time.

NO ASSIGNMENT

The interest of any participant under the ESPP is not transferable, assignable or alienable by pledge, assignment or in any manner whatsoever.

AMENDMENT, SUSPENSION OR TERMINATION OF THE PLAN

The ESPP may be amended by the Board at any time in accordance with applicable securities laws or stock exchange rules, and without shareholder approval unless required by such laws or rules. The Board may also suspend the ESPP in whole or in part from time to time or terminate it at any time. However, any amendment, suspension or termination shall not adversely affect the entitlement of the participants to the full balance of their accounts, without their written consent.

ALITHYA  |  Schedule A  |  Long Term Incentive Plan and Share Purchase Plan Description      51

Schedule B | Mandate of the Board

MANDATE FOR THE BOARD OF DIRECTORS

General

The board of directors (the “Board”) of Alithya Group inc. (the “Company”) is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business of the Company and its underlying value.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

Composition

The Board shall be constituted at all times of a majority of directors who are independent directors within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards.

Responsibilities

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees, the Audit and Risk Management Committee, the Corporate Governance and Nominating Committee, and the Human Capital and Compensation Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically to address certain issues of a more short-term nature. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives. Other principal duties include, but are not limited to the following categories:

APPOINTMENT OF SENIOR OFFICERS

1.

The Board is responsible for approving the appointment of the Chief Executive Officer, other executives and other senior officers, and approving their compensation, following a review of the recommendations of the Human Capital and Compensation Committee.

2.

In approving the appointment of the chief executive officer, other executives and other senior officers, the Board will, to the extent feasible, satisfy itself as to the integrity of these individuals and ensure that they create a culture of integrity throughout the Company.

3.

The Board from time to time delegates to senior officers the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business are reviewed by and are subject to the prior approval of the Board.

4.	The Board oversees that succession planning programs are in place, including programs to train and develop management.

BOARD ORGANIZATION

5.

The Board will receive recommendations from the Corporate Governance and Nominating Committee, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee charters and director compensation.

6.

The Board may delegate to Board committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal control systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

STRATEGIC PLANNING

7.	The Board has oversight responsibility to participate directly, and through its committees, in reviewing, questioning and approving the mission of the Company and its objectives and goals.

8.	The Board is responsible for reviewing, providing input to, and approving the business, financial and strategic plans by which it is proposed that the Company may reach those goals.

MONITORING OF FINANCIAL PERFORMANCE AND OTHER FINANCIAL REPORTING MATTERS

9.	The Board is responsible for enhancing congruence between shareholder expectations, Company plans and management performance.

10.

The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, and to revise and alter its direction to management in light of changing circumstances affecting the Company.

11.	The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements.

12.

The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

ALITHYA  |   Schedule B  |  Mandate of the Board      52

RISK MANAGEMENT

13.

The Board is responsible for overseeing the identification of the principal risks of the Company’s business and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company and achieving a proper balance between the risks incurred and the potential return to the Company’s shareholders.

POLICIES AND PROCEDURES

14.	The Board is responsible for:

(a)	approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

(b)	approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

15.	The Board shall enforce its policy respecting confidential treatment of the Company’s proprietary information and the confidentiality of Board deliberations, Communications and Reporting

COMMUNICATIONS AND REPORTING

16.

The Board has approved and will revise from time to time as circumstances warrant a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

17.	The Board is responsible for:

(a)	overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

(b)	taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

(c)	reporting annually to shareholders on its stewardship for the preceding year; and

(d)	overseeing the Company’s implementation of systems which accommodate feedback from shareholders.

MEETINGS

18.	The Board will meet as often as necessary and in accordance with the Company by-laws.

DATED November 1, 2018, as amended on November 12, 2019 and November 11, 2020.

ALITHYA  |   Schedule B  |  Mandate of the Board      53

Schedule C | Mandate of the Audit and Risk Management Committee

AUDIT AND RISK MANAGEMENT COMMITTEE CHARTER

Purpose

1.

The Audit and Risk Management Committee (the “Committee”) is a standing committee appointed by the board of directors (the “Board”) of Alithya Group Inc. (the “Company”). The Committee is established to fulfil applicable public company obligations relating to audit committees and to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting including responsibility to:

a)

oversee the integrity of the Company’s financial statements and financial reporting process, including the audit process and the Company’s internal accounting controls and procedures and compliance with related legal and regulatory requirements;

b)	oversee the qualifications and independence of the external auditors;

c)	oversee the work of the Company’s financial management, internal auditors and external auditors in these areas; and

d)	provide an open avenue of communication between the external auditors, the internal auditors, the Board and management, as applicable.

2.

In addition, the Committee shall prepare, if required, an audit committee report for inclusion in the Company’s annual management information circular, in accordance with applicable rules and regulations. The Committee is also responsible for assisting the Board in fulfilling its responsibilities relating to pension matters.

3.

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members (i) to plan or conduct audits, (ii) to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles or (iii) to conduct other types of auditing or accounting reviews or similar procedures or investigations. The Committee, its Chair and its audit committee financial expert members are members of the Board of the Company, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Company, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

4.

Management is responsible for the preparation, presentation and integrity of the Company’s financial statements. Management is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls. The external auditors are responsible for planning and carrying out an audit of the Company’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

Procedures and Powers

GENERAL

The Committee shall have the following procedures and powers:

1.

Composition – The Committee shall be composed of a minimum of three members. None of the members of the Committee shall be an officer or employee of the Company or any of its subsidiaries and each member of the Committee shall be an independent director within the meaning of applicable Canadian and United States securities laws and the NASDAQ corporate governance standards.

All members of the Committee must be able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange). At least one member of the Committee must also be an audit committee financial expert (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable Canadian and United States securities laws and the rules of the Toronto Stock Exchange and the NASDAQ).

2.

Appointment and Replacement of Committee Members – Any member of the Committee may be removed or replaced at any time by the Board and shall automatically cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on a Committee by appointing another director to the Committee. The Board shall fill any vacancy if the membership of the Committee is less than three directors. Whenever there is a vacancy on the Committee, the remaining members may exercise all its power as long as a quorum remains in office. Subject to the foregoing, the members of the Committee shall be appointed by the Board annually and each member of a Committee shall remain on the Committee until the next annual meeting of shareholders after his or her

ALITHYA  |   Schedule C  |  Mandate of the Audit and Risk Management Committee      54

appointment or until his or her successor shall be duly appointed and qualified.

3.

Committee Chair – The Board shall designate the Chair by majority vote. If the Chair is absent from a meeting, the members shall select a Chair from those in attendance to act as Chair of the meeting. The Chair of the Committee shall be responsible for leadership of the Committee assignments and reporting to the Board.

4.

Conflicts of Interest – If a Committee member faces a potential or actual conflict of interest relating to a matter before the Committee, other than matters relating to the compensation of directors, that member shall be responsible for alerting the Committee Chair. If the Committee Chair faces a potential or actual conflict of interest, the Committee Chair shall advise the Chair of the Board. If the Committee Chair, or the Chair of the Board, as the case may be, concurs that a potential or actual conflict of interest exists, the member faced with such conflict shall disclose to the Committee his or her interest and shall not participate in consideration of the matter and shall not vote on the matter.

5.

Service on Multiple Audit Committees – If a Committee member serves on the audit committee of more than three public companies, including the Company, the Board must determine that such service would not impair the ability of the member to effectively serve on the Committee.

6.	Compensation of Committee Members - The members of the Committee shall be entitled to receive such remuneration for acting as members of the Committee as the Board may from time to time determine.

7.

Meetings - The Committee shall meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Company proposes to issue a press release with its quarterly or annual earnings information. The Committee shall also meet without management present at every meeting. Meetings may be held at any time deemed appropriate by the Committee.

a)

Calling of Meetings - The Committee shall meet as often as it deems appropriate to discharge its responsibilities. Notice of the time and place of every meeting shall be given in writing, by any means of transmitted or recorded communication, including facsimile, email or other electronic means that produces a written copy, to each member of the Committee at least 48 hours prior to the time fixed for such meeting, with a copy to the Chair of the Board, the Chief Executive Officer and the Corporate Secretary of the Company. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Whenever practicable, the agenda for the meeting and the meeting materials shall be provided to members before each Committee meeting in sufficient time to provide adequate opportunity for their review.

b)	Quorum - A majority of the members constitute a quorum for the transaction of the Committee business.

c)

Secretary of Meeting - The Chair of the Committee shall designate a person who need not be a member of the Committee to act as secretary or, if the Chair of the Committee fails to designate such a person, the Corporate Secretary of the Company shall be secretary of the Committee. The agenda of the Committee meeting will be prepared by the secretary of the Committee and, whenever reasonably practicable, circulated to each member prior to each meeting.

d)

Minutes - Minutes of the proceedings of the Committee shall be kept in a minute book provided for that purpose. The minutes of the Committee meetings shall accurately record the discussions of and decisions made by the Committee, including all recommendations to be made by the Committee to the Board and shall be distributed to all Committee members.

8.

Separate Executive and In-Camera Meetings - The Committee shall meet periodically with the Chief Financial Officer, the head of the internal audit function (if other than the Chief Financial Officer) and the external auditors in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately and such persons shall have access to the Committee to bring forward matters requiring its attention. The Committee shall also meet periodically without management present.

9.

Professional Assistance - The Committee may require the external auditors and internal auditors to perform such supplemental reviews or audits as the Committee may deem desirable. In addition, the Committee may retain such special legal, accounting, financial or other consultants as the Committee may determine to be necessary to carry out the Committee’s duties at the Company’s expense.

10.

Reliance - Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Company from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations and (iii) representations made by management and the external auditors as to any information technology, audit and other non-audit services provided by the external auditors to the Company and its subsidiaries.

11.

Reporting to the Board - The Committee will report through the Committee Chair to the Board following meetings of the Committee on matters considered by the Committee, its activities and compliance with this Charter.

12.	Outsiders May Attend Meetings – The Committee may invite members of management or others to attend meetings or provide information as necessary. The

ALITHYA  |   Schedule C  |  Mandate of the Audit and Risk Management Committee      55

Company’s independent external auditors will have direct access to the Committee at their own initiative.

POWERS

13.	The Committee shall have the following powers:

a)

Access – The Committee is entitled to full access to all books, records, facilities, and personnel of the Company and its subsidiaries. The Committee may require such officers, directors and employees of the Company and its subsidiaries and others as it may see fit from time to time to provide any information about the Company and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee.

b)	Delegation – The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

c)	Adoption of Policies and Procedures – The Committee may adopt policies and procedures for carrying out its responsibilities.

Audit Responsibilities of the Committee

SELECTION AND OVERSIGHT OF THE EXTERNAL AUDITORS

1.

The external auditors are ultimately accountable to the Committee and the Board as the representatives of the shareholders of the Company and shall report directly to the Committee and the Committee shall so instruct the external auditors. The Committee shall annually evaluate the performance of the external auditors and propose the appointment of the external auditors of the Company in the Company’s management information circular for shareholder approval. If the Committee deems it in the best interest of the Company to proceed with a change in external auditors, the Committee shall report to the Board the reasons for the change and any other significant issues related to the change, including the response of the incumbent external auditors, and enquire on the qualifications of the proposed external auditors before approving or rejecting the proposed change in external auditors.

2.

The Committee shall approve in advance the terms of engagement and the compensation to be paid by the Company to the external auditors with respect to the conduct of the annual audit. The Committee may approve policies and procedures for the pre-approval of services to be rendered by the external auditors, which policies and procedures shall include reasonable detail with respect to the services covered. All non-audit services to be provided to the Company or any of its affiliates by the external auditors or any of their affiliates which are subject to pre-approval by the Committee shall be approved by the Committee or the Chair of the Committee, in accordance with the Committee’s Pre-Approval Policies and Procedures.

3.

The Committee shall annually review the independence of the external auditors and shall make recommendations to the Board on appropriate actions to be taken which the Committee deems necessary to protect and enhance the independence of the external auditors. In connection with such review, the Committee shall:

a)	actively engage in a dialogue with the external auditors about all relationships or services that may impact the objectivity and independence of the external auditors;

b)

require that the external auditors submit to it on a periodic basis, and at least annually, a formal written statement delineating all relationships between the Company and its subsidiaries, on the one hand, and the external auditors and their affiliates on the other hand;

c)	ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by applicable law;

d)	consider whether there should be a regular rotation of the external audit firm itself; and

e)	consider the external auditor independence standards promulgated by applicable auditing regulatory and professional bodies.

4.	The Committee shall prohibit the external auditor and its affiliates from providing certain non-audit services to the Company and its affiliates.

5.	The Committee shall establish and monitor clear policies for the hiring by the Company of employees or former employees of the external auditors.

6.

The Committee shall require the external auditors to provide to the Committee, and the Committee shall review and discuss with the external auditors, all reports which the external auditors are required to provide to the Committee or the Board under rules, policies or practices of professional or regulatory bodies applicable to the external auditors, and any other reports which the Committee may require. Such reports shall include:

a)

a description of the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by the external auditors, and any steps taken to deal with any such issues; and

b)

a report describing (i) all critical accounting policies and practices to be used in the annual audit, (ii) all alternative treatments of financial information within generally accepted accounting principles related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors and (iii) other material written communication between the external auditors and management, such as any management letter or schedule of unadjusted differences.

7.	The Committee shall review the performance of the external auditors, including assessing their effectiveness

ALITHYA  |  Schedule C  |  Mandate of the Audit and Risk Management Committee      56

and quality of service, annually and, every 5 years, perform a comprehensive review of the performance of the external auditors over multiple years to provide further insight on the audit firm, its independence and application of professional skepticism.

8.	The Committee is responsible for resolving disagreements between management and the external auditors regarding financial reporting.

APPOINTMENT AND OVERSIGHT OF INTERNAL AUDITORS

9.

The appointment, terms of engagement, compensation, replacement or dismissal of internal auditors shall be subject to prior review and approval by the Committee. When the internal audit function is performed by employees of the Company, the Committee may delegate responsibility for approving the employment, term of employment, compensation and termination of employees engaged in such function other than the head of the Company’s internal audit function.

10.

The Committee shall obtain from the internal auditors and shall review summaries of the significant reports to management prepared by the internal auditors, or the actual reports if requested by the Committee, and management’s responses to such reports, as applicable.

11.

The Committee shall, as it deems necessary and applicable, communicate with the internal auditors with respect to their reports and recommendations, the extent to which prior recommendations have been implemented and any other matters that the internal auditor brings to the attention of the Committee. The head of the internal audit function shall have unrestricted access to the Committee.

12.

The Committee shall, annually or more frequently as it deems necessary and applicable, evaluate the internal auditors including their activities, organizational structure and qualifications and effectiveness.

OVERSIGHT AND MONITORING OF AUDITS

13.

The Committee shall review with the external auditors, the internal auditors and management, as applicable, the audit function generally, the objectives, staffing, locations, co-ordination, reliance upon management and internal audit and general audit approach and scope of proposed audits of the financial statements of the Company and its subsidiaries, the overall audit plans, the responsibilities of management, the internal auditors and the external auditors, the audit procedures to be used and the timing and estimated budgets of the audits.

14.

The Committee shall meet periodically or as it deems necessary and applicable with the internal auditors to discuss the progress of their activities and any significant findings stemming from internal audits and any difficulties or disputes that arise with management and the adequacy of management’s responses in correcting audit-related deficiencies.

15.

The Committee shall discuss with the external auditors any difficulties or disputes that arose with management or the internal auditors during the course of the audit and the adequacy of management’s responses in correcting audit-related deficiencies.

16.	The Committee shall review with management the results of internal and external audits.

17.

The Committee shall take such other reasonable steps as it may deem necessary to satisfy itself that the audit was conducted in a manner consistent with all applicable legal requirements and auditing standards of applicable professional or regulatory bodies.

OVERSIGHT AND REVIEW OF ACCOUNTING PRINCIPLES AND PRACTICES

18.	The Committee shall, as it deems necessary, oversee, review and discuss with management, the external auditors and the internal auditors:

a)

the quality, appropriateness and acceptability of the Company’s accounting principles and practices used in its financial reporting, changes in the Company’s accounting principles or practices and the application of particular accounting principles and disclosure practices by management to new transactions or events;

b)

all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects of alternative methods within generally accepted accounting principles on the financial statements and any “second opinions” sought by management from an external auditor with respect to the accounting treatment of a particular item;

c)

any material change to the Company’s auditing and accounting principles and practices as recommended by management, the external auditors or the internal auditors or which may result from proposed changes to applicable generally accepted accounting principles;

d)	the effect of regulatory and accounting initiatives on the Company’s financial statements and other financial disclosures;

e)

any reserves, accruals, provisions, estimates or management programs and policies, including factors that affect asset and liability carrying values and the timing of revenue and expense recognition, that may have a material effect upon the financial statements of the Company;

f)

the use of special purpose entities and the business purpose and economic effect of off-balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Company and their impact on the reported financial results of the Company;

g)

any legal matter, claim or contingency that could have a significant impact on the financial statements, the Company’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Company’s financial statements;

ALITHYA  |  Schedule C  |  Mandate of the Audit and Risk Management Committee      57

h)	the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Company’s operations;

i)	the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles; and

j)	management’s determination of goodwill impairment, if any, as required by applicable accounting standards.

19.	The Committee will review and resolve disagreements between management and the external auditors regarding financial reporting or the application of any accounting principles or practices.

OVERSIGHT AND MONITORING OF INTERNAL CONTROLS

20.	The Committee shall, as it deems necessary, exercise oversight of, review and discuss with management, the external auditors and the internal auditors:

a)

the adequacy and effectiveness of the Company’s internal accounting and financial controls and the recommendations of management, the external auditors and the internal auditors for the improvement of accounting practices and internal controls;

b)

any significant deficiency and material weakness in the design or operation of internal control over financial reporting, including with respect to computerized information system controls and security; and

c)	management’s compliance with the Company’s processes, procedures and internal controls.

OVERSIGHT AND MONITORING OF REPORTED UNETHICAL CONDUCT

21.

In accordance with the Company’s Whistleblower Policy, the Committee shall establish and monitor procedures for the receipt and treatment of complaints received by the Company regarding accounting, internal accounting controls or audit matters and the anonymous submission by employees of concerns regarding questionable accounting or auditing matters and review periodically or as it deems necessary and applicable with management and the internal auditors these procedures and any significant complaints received.

OVERSIGHT AND MONITORING OF THE COMPANY’S FINANCIAL DISCLOSURES

22.	The Committee shall:

a)

review with the external auditors and management and recommend to the Board for approval the annual audited financial statements and notes relating thereto and managements’ Discussion and Analysis accompanying such financial statements, the Company’s annual report and any financial information of the Company contained in any prospectus or information circular of the Company; and

b)	review with the external auditors and management each set of interim unaudited financial statements and notes related thereto and managements’
Discussion and Analysis accompanying such financial statements and any other disclosure documents or regulatory filings of the Company containing or accompanying financial information of the Company.

Such reviews shall be conducted prior to the release of any summary of the financial results or the filing of such reports with applicable regulators.

23.

Prior to their distribution, the Committee shall discuss earnings press releases, as well as financial information and earnings guidance provided to analysts and any ratings agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company gives earning guidance.

24.	The Committee shall review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors.

OVERSIGHT OF FINANCE MATTERS

25.	Appointments of the key financial executives involved in the financial reporting process of the Company, including the Chief Financial Officer, shall require the prior review of the Committee.

26.	The Committee shall receive and review:

a)	periodic reports on compliance with requirements regarding statutory deductions and remittances;

b)	material policies and practices of the Company respecting cash management and material financing strategies or policies or proposed financing arrangements and objectives of the Company; and

c)	material tax policies and tax planning initiatives, tax payments and reporting and any pending tax audits or assessments.

27.

The Committee shall meet periodically with management to review and discuss the Company’s major financial risk exposures and the policy steps management has taken to monitor and control such exposures, including the use of financial derivatives and hedging activities.

28.	The Committee shall receive and review the financial statements and other financial information of material subsidiaries of the Company and any auditor recommendations concerning such subsidiaries.

29.

The Committee shall meet with management to review the process and systems in place for ensuring the reliability of public disclosure documents that contain audited and unaudited financial information and their effectiveness.

RISK OVERSIGHT AND COMPLIANCE

30.

Assess risk tolerance of the Company, management’s program of risk assessment and steps taken to address significant risks or exposures, including insurance coverage, and obtain the external auditors’ opinion of management’s assessment of significant financial risks facing the Company and how effectively such risks are being managed or controlled.

ALITHYA  |  Schedule C  |  Mandate of the Audit and Risk Management Committee      58

31.

(A) Review and monitor (i) management’s practices and policies with respect to the Company’s major security risks, including physical information, and cybersecurity risks, and control thereof, in accordance with applicable legal and regulatory requirements, (ii) security trends that may impact the Company’s operations and business and evolving environment, (iii) contingency plans in the event of a security threat or breach, and (iv) initiatives in terms of development and implementation of appropriate communications and trainings, and (B) report to the Board on the Company’s compliance with such practices and policies and progress in remedying any significant deficiencies related thereto and, where appropriate, make recommendations.

32.

Obtain regular updates from management and others, including internal and external auditors and legal counsel, concerning the Company’s compliance with financial related laws and regulations such as tax and financial reporting laws and regulations and legal withholding requirements.

33.	Review the findings of any examination by regulatory agencies.

COMMITTEE REPORTING

34.

If required by applicable laws or regulations or stock exchange requirements, the Committee shall prepare, review and approve a report to shareholders and others (the “Report”). In the Report, the Committee shall state whether it has:

a)	reviewed and discussed the audited or unaudited financial statements with management, the external auditors and the internal auditors, where applicable;

b)

received from the external auditors all reports and disclosures required under legal, listing and regulatory requirements and this Charter and have discussed such reports with the external auditors, including reports with respect to the independence of the external auditors; and

c)	based on the reviews and discussions referred to in clauses (a) and (b) above, recommended to the Board that the audited financial statements be included in the Company’s annual report.

ADDITIONAL RESPONSIBILITIES

35.

The Committee shall review and make recommendations to the Board concerning the financial structure, condition and strategy of the Company and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long-term commitments and the issuance and/or repurchase of stock.

36.

The Committee shall review and/or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting.

The Charter

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee shall be evaluated with reference to this Charter annually.

The Committee shall ensure that this Charter is disclosed on the Company’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements in the management information circular or annual report of the Company.

DATED November 1, 2018, as amended on November 11, 2020.

ALITHYA  |  Schedule C  |  Mandate of the Audit and Risk Management Committee      59

Schedule D | Proposed Shareholders’ Ordinary Resolution to Approve Unallocated Awards under the Company’s Long Term Incentive Plan

ALITHYA GROUP INC.

(the “Company”)

RESOLUTION OF THE SHAREHOLDERS

SEPTEMBER 15, 2021

WHEREAS the Company adopted on November 1, 2018 a long term incentive plan (the “LTIP”) allowing for the granting of equity-based awards, including stock options, restricted shares, restricted share units, performance share units, deferred share units and share appreciation rights (collectively, the “Awards”);

WHEREAS pursuant to the LTIP, the aggregate number of Class A subordinate voting shares of the Company available for issuance thereunder and any other share-based compensation arrangement of the Company is 10% of the Company’s total issued and outstanding Class A subordinate voting shares and Class B multiple voting shares, from time to time;

WHEREAS the rules of Toronto Stock Exchange provide that all unallocated Awards under a security-based compensation arrangement be approved every three (3) years;

WHEREAS the Board of Directors of the Company has approved, on June 9, 2021, all unallocated Awards under the LTIP;

Approval of unallocated Awards under the LTIP

RESOLVED THAT:

1.	All unallocated Awards under the LTIP be and are hereby approved;

2.

The Company have the ability to continue granting Awards under the LTIP until September 15, 2024, which is the date that is three (3) years from the date of the shareholder meeting at which shareholder approval is being sought;

3.

Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all such things and to sign, execute and deliver all such documents that such director or officer may, in his or her discretion, determine necessary or useful in order to give full effect to the intent and purpose of this resolution, such authority and approval to be conclusively evidenced by such authorized director’s or officer’s execution and delivery of such documents.

ALITHYA  |  Schedule D  |  Proposed Shareholders’ Ordinary Resolution to Approve Unallocated Awards under the Company’s LTIP      60

Schedule E | Proposed Shareholders’ Ordinary Resolution to Approve the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan

ALITHYA GROUP INC.

(the “Company”)

RESOLUTION OF THE SHAREHOLDERS

SEPTEMBER 15, 2021

WHEREAS the predecessor of the Company adopted on April 1, 2011 a stock option plan (the “Pre-IPO Alithya Stock Option Plan”);

WHEREAS the Board of Directors (the “Board”) of the Company approved, on June 9, 2021, the amendment and restatement of the Pre-IPO Alithya Stock Option Plan;

Approval of the amendment and restatement of the Pre-IPO Alithya Stock Option Plan

RESOLVED THAT:

1.

The Company be and it is hereby authorized to amend and restate the Pre-IPO Alithya Stock Option Plan to make the changes described in the section entitled “Business of the Meeting – Approval of the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan” of the management information circular dated July 19, 2021 for the Company’s Annual General and Special Meeting of Shareholders to be held on September 15, 2021, including, among other things:

a.

Allow for the automatic extension of an option’s term if the term would expire during or within 5 business days after a black-out period, until 10 business days after the black-out period has been lifted, as permitted by the rules and policies of the TSX;

b.

Amend the amendment provisions to provide for when shareholder approval is required for amendments to the Pre-IPO Alithya Stock Option Plan to reflect the TSX requirements and match those included in the Company’s Long Term Incentive Plan adopted on November 1, 2018, as amended from time to time (the “LTIP”);

c.	Permit the use of broker-assisted arrangements to satisfy payment of the exercise price of options, consistent with the LTIP;

d.

Replace the provisions permitting the Board to accelerate vesting on a change of control with a double trigger provision that accelerates vesting only on a termination of employment without cause within 24 months following a change of control;

e.	Consistent with the LTIP, expand the range of actions that may be taken by the Board on a change of control, to include:

i.

The conversion or exchange of any outstanding options into, or for, rights or other securities of substantially equivalent value (or greater value), as determined by the Board in its discretion, in any entity participating in or resulting from a change of control; and

ii.	The replacement of such options with other rights or property selected by the Board in its sole discretion; and

f.

Update the plan text to reflect the fact that the Company has completed its initial public offering and no new options may be granted under the Pre-IPO Alithya Stock Option Plan and other minor clean-up changes.

2.

Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all such things and to sign, execute and deliver all such documents that such director or officer may, in his or her discretion, determine necessary or useful in order to give full effect to the intent and purpose of this resolution, such authority and approval to be conclusively evidenced by such authorized director’s or officer’s execution and delivery of such documents.

ALITHYA  |  Schedule E  |  Proposed Shareholders’ Ordinary Resolution to Approve the Amendment and Restatement of Pre-IPO Alithya’s Stock Option Plan      61

Schedule F | Change of Auditor Reporting Package

NOTICE OF CHANGE OF AUDITOR

Pursuant to NI 51-102 (Section 4.11)

TO:     Raymond Chabot Grant Thornton LLP

KPMG LLP

AND TO:    Autorité des marchés financiers

   Ontario Securities Commission

Alithya Group inc. (the “Company”) hereby gives notice pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) of the termination of Raymond Chabot Grant Thornton LLP (the “Former Auditor”) as the auditor of the Company and the appointment of KPMG LLP (the “Successor Auditor”) in its place. The Company confirms that:

1.

The Audit and Risk Management Committee (“ARMC”) of the Company’s Board of Directors has conducted a review of external audit services as part of its continued commitment to good governance. As part of this review, the ARMC sought proposals to provide audit services for the financial year ending on March 31, 2022.

2.

After careful review of the proposals received and due consideration of all relevant factors, the ARMC recommended to the Board of Directors that the Successor Auditor, and not the Former Auditor, be proposed for appointment as auditor of the Company by the shareholders of the Company for the Company’s financial year ending on March 31, 2022.

3.

On August 3, 2021, the Board of Directors approved the aforementioned recommendation of the ARMC and decided not to propose the Former Auditor for reappointment as auditor of the Company for the financial year ending on March 31, 2022 and to propose the Successor Auditor for appointment as the auditor of the Company by the shareholders of the Company for the Company’s financial year ending March 31, 2022. The vote will take place at the annual general and special meeting of shareholders of the Company scheduled to be held on September 15, 2021.

4.

The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of this notice, being reports for the financial years ended March 31, 2021 and March 31, 2020, and for any subsequent period to date, did not express any modified opinion.

5.	In the opinion of the Company, there are no reportable events as such term is defined in Section 4.11(1) of NI 51-102.

DATED as of the 3rd day of August, 2021.

ALITHYA GROUP INC.

Claude Thibault
Chief Financial Officer

ALITHYA  |  Schedule F  |  Change of Auditor Reporting Package      62

Raymond Chabot
Grant Thornton LLP
Suite 2000
August 5, 2021	National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8

T 514-878-2691

Autorité des marchés financiers

Ontario Securities Commission

Re:    Alithya Group inc.

 Notice of Change of Auditor dated August 3, 2021

Dear Sirs/Mesdames:

Pursuant to Section 4.11 of National Instrument 51-102, we have reviewed the information contained in the notice of change of auditor of Alithya Group inc. dated August 3, 2021 (the “Notice”). Based on our knowledge as of the date hereof, we confirm our agreement with the information contained in the Notice pertaining to our firm.

Sincerely,

c.c.    The Board of Directors, Alithya Group inc.

 Claude Thibault, Chief Financial Officer, Alithya Group inc.

Member of Grant Thomton Intemtional Ltd	rcgt.com

ALITHYA  |  Schedule F  |  Change of Auditor Reporting Package      63

KPMG LLP

600 de Maisonneuve Blvd West

Suite 1500, Tour KPMG

Montréal (Québec) H3A 0A3

Tel. 514-840-2100

Fax. 514-840-2187

www.kpmg.ca

To:        Autorité des marchés financiers (Québec)

              Ontario Securities Commission

August 5, 2021

Dear Sirs/Madams:

Re: Notice of Change of Auditors of Alithya Group inc.

As required by section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations, we have read the change of auditor notice of Alithya Group inc. dated August 3, 2021 (the “Notice”) and confirm our agreement with the statements contained in the Notice pertaining to our firm, except that we are not in a position to agree or disagree with item 5 of such Notice.

Your very truly,

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

KPMG Canada provides services to KPMG LLP.

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